

LANCE INC.

2009 Annual Report

Received SEC
MAR 29 2010
Washington, DC 20549

Financial Highlights

Financial data in thousands except per share amounts and return percentages	2009	2008	2007
Operations For The Year:			
Net revenue	$ 918,163	$ 852,468	$ 762,736
Income from continuing operations before interest and income taxes	57,810	30,114	38,542
Net income from continuing operations	35,794	17,706	23,809
Net income from discontinued operations	—	—	29
Net income	**35,794**	**17,706**	**23,838**
Cash flow from operations	69,277	54,910	52,350
Depreciation and amortization	35,211	32,217	29,307
Capital expenditures	40,737	39,064	39,476
Return on equity	13.0%	7.5%	9.6%
Debt to equity	41.1%	41.6%	20.2%
Per Share:			
Net income*	$ 1.11	$ 0.56	$ 0.76
Cash dividends	0.64	0.64	0.64
*Diluted shares used in computing per share amounts (in millions)	32.4	31.8	31.4

Forward-Looking Statements
This report may contain statements which may be forward-looking within the meaning of applicable securities laws. The statements may include projections regarding future earnings and results which are based upon management's current expectations and assumptions, which are subject to a number of risks and uncertainties. Factors that could cause actual results to differ, including general economic conditions; price or availability of raw materials, packaging, energy and labor; food industry competition; changes in top customer relationships; execution of strategic initiatives; safety of food products; adulterated or mislabeled products; disruption of supply chain or information technology systems; ability to anticipate changes in consumer preferences and trends; new regulations or legislation and interest and foreign currency exchange rate volatility, are discussed in the Company's most recent Form 10-K filed with the Securities and Exchange Commission.

The trademarks, trade names, trade dress and other material contained in this Annual Report are the property of Lance, Inc. and its subsidiaries. Copyright, 2010. All rights reserved.

Letter to Stockholders

Dear Stockholders,

I am pleased to bring you this report on our 2009 results. Over the last three years we have been engaged in a turnaround of your Company designed to grow revenues and expand profitability. Our efforts have been focused on four main pillars; organizational alignment; Direct Store Delivery (DSD) system operational improvements; supply chain efficiency improvements and systems development and modernization. In each of these areas our goals have been largely achieved and the turnaround is complete, positioning Lance for accelerating growth and greater profitability.

The work done to date by our employees has been remarkable and I wish to thank them for their dedication to our core objectives of making Lance a great stock to own, a great place to work and a great partner to do business with. The culture of innovation and achievement that has been developed over the last few years will serve us well as we continue to drive improvements across your Company.

In 2009, Lance achieved record sales, a significant rebound in profit margins and saw earnings per share nearly double from the prior year. These gains were achieved despite the most challenging economic environment in decades. In addition to delivering these solid financial results we continue to make progress in building a foundation that will support significant profitable growth in the future.

Our key accomplishments of 2009 include:

- Completing the implementation of our Oracle ERP information technology system, which supports an increasingly effective central services area that handles our core administrative processes. This system will allow us to greatly increase efficiency while improving the quality and timeliness of vital information that supports our customers and improves operations. It also provides an effective platform for consolidating acquisitions.
- The DSD transformation process was completed for 85% of our sales routes. These changes are supportive of our future, but are disruptive in the near term as job responsibilities are restructured and significant service pattern changes occur on

most sales routes. In the longer term, we are confident that the transformation will improve productivity and position our route system for sustained, profitable growth. Other steps we've taken in our route sales organization over the past few years include the discontinuation of DSD vending, modernizing our route sales fleet and implementing new hand-held computer technology. With these changes we have greatly improved retention rates among our route sales associates and overall route productivity has increased significantly.

- We made great progress with our Archway brand and Ashland, Ohio plant acquisition. In early 2009, the Ashland plant was re-opened and the Archway brand was re-launched with sales exceeding our initial expectations. The Ashland plant also provides capacity to support our private brand cookie business which grew steadily throughout 2009.
- We completed the acquisition of the Stella D'oro brand in October and began production of Stella D'oro products at our Ashland bakery. With the Ashland facility we are able to produce Stella D'oro products with exceptional quality and provide solid incremental profitability.
- Production of premium private brands cookies was relocated from Little Rock, Arkansas to our Charlotte, North Carolina bakery. This change allows for higher growth while reducing overhead costs.
- Great strides were made in our overall private brands business, expanding from our traditional base of value oriented cookies to include mainstream (national brand equivalent) items. We now have excellent offerings in all three private brand tiers — value, mainstream and premium — improving our ability to support our customers' needs. We also continued to add capacity and support cost efficiency in our private brands business, adding the capability to produce many items at our Columbus, Georgia bakery, supporting lower costs for customers in the Southeast.

- On the branded side, we introduced a number of new items developed by our newly formed innovation team. These included Whole Grain Wheat sandwich crackers, 100 calorie packs, Tom's Onion Rings and several flavor extensions of the Cape Cod brand.
- Lastly, despite the significant investments made to deliver the improvements outlined above, we have maintained a solid balance sheet that will support our growth plans.

Over the past several years we have built an experienced, effective leadership team from inside and outside of Lance. We have an excellent base of employees across the Company that are engaged, dedicated and motivated to win. Our people have been the key ingredient behind the gains outlined above. I look forward to their continuing contributions as we strive to deliver continuous improvement and efficiency gains.

We now have a solid foundation which will support significant growth and we have a business model with considerable operating leverage. Therefore, success in driving top-line growth is the key to higher profit margins and accelerated earnings. Our growth strategy is centered on three key elements:

- Continued growth in our core brands and products;
- Increased effectiveness through innovation; and
- Finding and executing acquisitions that support our growth objectives.

Our Board of Directors provides excellent guidance and ensures that Lance has the tools to succeed. I would like to extend my heartfelt thanks to all of the employees of Lance who work hard every day to ensure that we provide consistent, high-quality products and great customer service. In this rapidly changing world, we will experience occasional bumps as we move forward. However, I am extremely confident that we are positioned to grow our business and convert that growth into stockholder value.

Sincerely,



David V. Singer

President and Chief Executive Officer

Great Brands, Great Products for Hungry Consumers

The Lance family of snack products has grown over the years to include some of America's favorite snack brands. Since 1913, Lance has been providing a wide variety of snack products for hungry consumers who expect great taste, freshness and high quality.

Lance branded snacks have been a favorite of consumers for generations. Each Lance sandwich cracker is baked fresh with real peanut butter or cheese and with no preservatives, trans-fat or high-fructose corn syrup. This commitment to quality and flavor continues to make Lance brand sandwich crackers the nation's leading sandwich cracker brand.

For almost 30 years, Cape Cod Potato Chips have combined all-natural goodness with fresh flavors to bring consumers high-quality, hand-stirred, kettle-cooked chips. The legendary crunch of Cape Cod brand potato chips has made them a classic on the Cape and around the country.

Over the years, Archway has shared in the traditions of families across America by providing fresh-baked cookies made with high-quality ingredients and a taste that is unforgettable. Archway also offers a line of holiday items which are an annual favorite for consumers and retailers.

Tom's brand snacks provide consumers a wide range of salty snacks that combine robust flavors with unique shapes, all at a good value. Tom's has been meeting consumers' snacking needs for over 80 years and remains committed to delivering great-tasting, quality snack products.

In late 2009, Stella D'oro became the latest addition to Lance's selection of branded snack products. Since 1930, the Stella D'oro brand has been delivering a variety of lightly sweet Italian baked goods. Stella D'oro brand cookies, breakfast treats, biscotti and breadsticks are time-honored favorites, baked in the tradition of great taste.








New!
ALL NATURAL
CAPE COD
POPCORN

archway
Windmill

NEW!
LANCE
fresh
GUARANTEED FRESH:
MORE CHIPS!
Than the Leading Brand
Chocolate Chip
0g TRANS FAT
2 fresh baked soft cookies
Peanut Butter
0g TRANS FAT

ONION
RINGS
Tom's
HOT Fries

LANCE
fresh
Captain's
Wafers

real
Peanut
Butter
LANCE
fresh
Toast
Chee
Crackers
NO PRESERVATIVES
0g TRANS FAT

Lance Private Brands — Great Taste at a Great Value





Complementing our well-known line of branded snack products, Lance Private Brands offers consumers a wide variety of private brand snacks. For years, Lance has been well-known in the industry as a low-cost manufacturer of high-quality, value-oriented cookies and sugar wafers. Our private brands offerings have now expanded to include both premium cookies and a mainstream line, which compares very favorably to the national brands. These additions allow Lance to capitalize on growth opportunities in these markets and make Lance a more valuable partner to our customers. Private brands continue to experience rapid growth and Lance is well-positioned to leverage its reputation, excellent manufacturing facilities and great-tasting snack products to sustain this growth trend.





In 2010, Lance is stepping up advertising of its branded snack products with a number of television and radio ads as well as sponsorship in the Nascar Sprint Cup series.

Stockholder Return Performance

Included below is a line graph and table comparing the yearly percentage change in the cumulative total stockholder return on the Company's common stock against the cumulative total stockholder return of the Russell 2000 Index and a composite of a group of the Company's peers for the five-year period commencing on the last trading day of the Company's fiscal year 2004 and ending on the Company's last trading day of fiscal 2009.

The peer group includes thirteen companies that compete in the snack food market. The names of these companies are listed in the footnote to the performance graph below.

This graph and table assume that $100 was invested on December 25, 2004 in the Company's common stock, in the Russell 2000 Index and in the portfolio of companies in the peer group. The value in each consecutive year includes share price appreciation and assumes that dividends paid were reinvested.



	12/2004	12/2005	12/2006	12/2007	12/2008	12/2009
Lance	100.0	101.10	112.44	120.28	130.79	160.72
Russell 2000	100.0	104.99	124.25	123.27	77.65	104.55
Peer Group	100.0	88.95	109.43	107.89	90.68	109.37

The peer group consists of Golden Enterprises, Inc., Tasty Baking Co., J & J Snack Foods Corp., The Hain Celestial Group, Inc., Flowers Foods, Inc., Ralcorp Holding, Inc., The J.M. Smucker Company, Sara Lee Corp., ConAgra Foods, Inc., Campbell Soup Co., Kellogg Co., General Mills, Inc., and Kraft Foods, Inc.

Directors and Officers

Directors

Wilbur J. Prezzano, 69, Chairman of the Board of Directors of the Company; retired Vice Chairman of the Board of Eastman Kodak, Inc. (imaging)

Jeffrey A. Atkins, 61, Director of the Company; Executive Vice President and Chief Financial Officer, ACH Food Companies, Inc. (food manufacturer, distributor and marketer)

J.P Bolduc, 70, Director of the Company; Chairman and Chief Executive Officer, JPB Enterprises, Inc. (private investment holding company)

William R. Holland, 71, Director of the Company; retired Chairman and Chief Executive Officer of United Dominion Industries Limited (diversified manufacturing company)

James W. Johnston, 64, Director of the Company; President and Chief Executive Officer of Stonemarker Enterprises, Inc., (consulting and investment company)

David V. Singer, 54, Director of the Company and President and Chief Executive Officer of the Company

Dan C. Swander, 66, Director of the Company; Operating Partner, Swander Pace Capital (equity investment firm specializing in consumer products and related industries)

Isaiah Tidwell, 65, Director of the Company; retired Georgia Wealth Management Director and Executive Vice President of Wachovia Bank, N.A.

S. Lance Van Every, 62, Director of the Company and private investor

Executive Officers

David V. Singer
President and Chief Executive Officer

Rick D. Puckett
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Glenn A. Patcha
Senior Vice President, Sales and Marketing

Blake W. Thompson
Senior Vice President, Supply Chain

Kevin A. Henry
Senior Vice President and Chief Human Resources Officer

Margaret E. Wicklund
Vice President, Corporate Controller, Principal Accounting Officer and Assistant Secretary

CORPORATE INFORMATION

Notice of Annual Meeting

The Annual Meeting of Stockholders will be held at 9:30 a.m. local time on May 4, 2010, at the Lance Manufacturing Facility, 8600 South Boulevard, Charlotte, North Carolina 28273. Notice of the meeting and a form of proxy are being mailed to the stockholders. The Board of Directors would appreciate prompt return of proxies. Proxies may be revoked at any time before they are exercised and will not be used if stockholders attend the meeting and vote in person.

Form 10-K Available

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing to:

Lance, Inc.
Attn: Secretary
P.O. Box 32368
Charlotte, North Carolina 28232

Transfer Agent for Common Stock

Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Direct Dial: (866) 499-2532
Fax: (781) 575-3605
www.computershare.com

Dividend Reinvestment Service

This service is established for all Lance, Inc. common stockholders, regardless of the size of their holdings. For further information contact:

Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Direct Dial: (866) 499-2532
Fax: (781) 575-3605
www.computershare.com

For Further Information:

Lance, Inc.
Attn: Investor Relations
P.O. Box 32368
Charlotte, North Carolina 28232
Phone 704-554-1421
Fax 704-557-8205
www.lanceinc.com

This 2009 Annual Report, when delivered to stockholders in connection with the 2010 Annual Meeting of Stockholders, contains in its back pocket Lance, Inc.'s Annual Report on Form 10-K for the year ended December 26, 2009, filed with the Securities and Exchange Commission, along with the Notice of Annual Meeting of Stockholders to be held on May 4, 2010 and related Proxy Statement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 26, 2009

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________ to ____________



Commission file number 0-398

LANCE INC.

LANCE, INC.
(Exact name of Registrant as specified in its charter)

North Carolina	**56-0292920**
(State of Incorporation)	(I.R.S. Employer Identification Number)

13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277
(Address of principal executive offices)

Post Office Box 32395, Charlotte, North Carolina 28232-2395
(Mailing address of principal executive offices)

Registrant's telephone number, including area code: **(704) 554-1421**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
$0.83-1/3 Par Value Common Stock	**The NASDAQ Stock Market LLC**

Securities Registered Pursuant to Section 12(g) of the Act: **NONE**

Indicate by checkmark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ☐ **No** ☑

Indicate by checkmark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes** ☐ **No** ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☑ **No** ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **Yes** ☐ **No** ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). **Yes** ☐ **No**☑

The aggregate market value of shares of the Registrant's $0.83-1/3 par value Common Stock, its only outstanding class of voting or nonvoting common equity, held by non-affiliates as of June 26, 2009, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $695,629,000.

The number of shares outstanding of the Registrant's $0.83-1/3 par value Common Stock, its only outstanding class of Common Stock, as of February 18, 2010, was 32,091,166 shares.

Documents Incorporated by Reference
Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 4, 2010 are incorporated by reference into Part III of this Form 10-K.

LANCE, INC.

FORM 10-K
TABLE OF CONTENTS

		Page
PART 1		
Item 1	Business	1
Item 1A	Risk Factors	3
Item 1B	Unresolved Staff Comments	6
Item 2	Properties	6
Item 3	Legal Proceedings	7
Item 4	Submission of Matters to a Vote of Security Holders	7
Item X	Executive Officers of the Registrant	7
PART II		
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	8
Item 6	Selected Financial Data	9
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	10
Item 7A	Quantitative and Qualitative Disclosures about Market Risk	23
Item 8	Financial Statements and Supplementary Data	24
	Schedule II – Valuation and Qualifying Accounts	50
	Report of Independent Registered Public Accounting Firm	51
	Management's Report on Internal Control Over Financial Reporting	53
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	54
Item 9A	Disclosure Controls and Procedures	54
Item 9B	Other Information	54
PART III		
Item 10	Directors, Executive Officers and Corporate Governance	54
Item 11	Executive Compensation	54
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	54
Item 13	Certain Relationships and Related Transactions	54
Item 14	Principal Accountant Fees and Services	54
PART IV		
Item 15	Exhibits and Financial Statement Schedules	55
	Signatures	59
Exhibit 12	Ratio of Earnings to Fixed Charges	
Exhibit 21	Subsidiaries of Lance, Inc.	
Exhibit 23	Consent of Independent Registered Public Accounting Firm	
Exhibit 31.1	Section 302 Certification of the CEO	
Exhibit 31.2	Section 302 Certification of the CFO	
Exhibit 32	Section 906 Certification of the CEO and CFO	

Note: Items 10-14 are incorporated by reference to the Proxy Statement and Item X of Part I.

PART I

Item 1. Business

General

Lance, Inc. was incorporated as a North Carolina corporation in 1926. We operate in one segment, snack food products. Our corporate offices are located in Charlotte, North Carolina. We have U.S. manufacturing operations in Charlotte, North Carolina; Burlington, Iowa; Columbus, Georgia; Hyannis, Massachusetts; Corsicana, Texas; Perry, Florida; and Ashland, Ohio. Our Canadian manufacturing operations are located in Cambridge and Guelph, Ontario.

In October 2009, we acquired the Stella D'oro® brand as well as certain equipment and inventory from Stella D'oro Biscuit Co., Inc. These products are manufactured in our Ashland, Ohio facility.

During 2009, we closed our Little Rock, Arkansas premium cookie manufacturing operation and relocated the manufacturing equipment and production to Charlotte, North Carolina.

Products

We manufacture, market and distribute a variety of snack food products. We manufacture products including sandwich crackers and sandwich cookies, potato chips, cookies, crackers, other salty snacks, sugar wafers, nuts, restaurant style crackers and candy. In addition, we purchase certain cakes, meat snacks, candy, restaurant style crackers and salty snacks for resale in order to broaden our product offerings. Products are packaged in various single-serve, multi-pack and family-size configurations. We manufacture approximately 97% of all of the products we sell and the remainder is purchased for resale.

We sell both branded and private brand products, as well as contracted products for other branded food manufacturers. Our branded products are principally sold under the Lance®, Cape Cod®, Tom's®, Archway® and Stella D'oro® brands. Private brand (private label) products are sold to retailers and distributors using store brands or our own control brands. During 2009, 2008 and 2007, branded products represented approximately 58%, 60% and 63% of total revenue, respectively, and private brand products represented approximately 32%, 30% and 27% of total revenue in 2009, 2008 and 2007, respectively. Contract manufacturing represented 10% of revenue in 2009, 2008 and 2007.

Intellectual Property

Trademarks that are important to our business are protected by registration or other means in the United States and most other markets where the related products are sold. We own various registered trademarks for use with our branded products including LANCE, CAPE COD POTATO CHIPS, TOM'S, ARCHWAY, STELLA D'ORO, TOASTCHEE, TOASTY, NEKOT, NIPCHEE, CHOC-O-LUNCH, VAN-O-LUNCH, GOLD-N-CHEES, CAPTAIN'S WAFERS, THUNDER, SALERNO, OUTPOST and a variety of other marks and designs. We license trademarks, including DON PABLO's, BUGLES, BASS PRO SHOP and TEXAS PETE, for limited use on certain products that are classified as branded product sales. We also own registered trademarks including VISTA, BRENT & SAM'S, DELICIOUS, and JODAN that are used in connection with our private brand products.

Distribution

Distribution through our direct-store-delivery (DSD) route sales system accounted for approximately 40% of 2009 revenues. At December 26, 2009, the DSD system consisted of approximately 1,100 sales routes in 24 states, mostly located within the Southeastern and Mid-Atlantic United States. One sales representative serves each sales route. We use our own fleet of tractors and trailers to make deliveries of products throughout our DSD system. Each route maintains stockroom space for inventory through either individual stockrooms or distribution facilities. The sales representatives load route trucks from these stockrooms for delivery to customers.

In 2009, approximately 60% of our total revenues were generated through distribution of direct shipments or customer pick-ups through third-party carriers and our own transportation fleet to customer locations throughout most of the United States and other parts of North America. We utilize our own personnel, independent distributors and brokers to solicit direct sales.

Customers

The customer base for our branded products include grocery/mass merchandisers, distributors, convenience stores, club stores, discount stores, food service establishments and various other customers including drug stores, schools, military and government facilities and "up and down the street" outlets such as recreational facilities, offices and other independent retailers. Private brand customers include grocery/mass merchandisers and discount stores. We also manufacture products for branded manufacturers.

Substantially all of our revenues are to customers in the United States. Revenue from our largest customer, Wal-Mart Stores, Inc., was approximately 22% of our total revenue in 2009. The loss of this customer or a substantial portion of business with this customer could have a material adverse effect on our business and results of operations.

Raw Materials

The principal raw materials used to manufacture our products are flour, vegetable oil, sugar, potatoes, peanuts, other nuts, cheese, cocoa and seasonings. The principal packaging supplies used are flexible film, cartons, trays, boxes and bags. These raw materials and supplies are normally available in adequate quantities in the open market and may be contracted by us up to a year or more in advance, depending on market conditions.

Competition and Industry

Our products are sold in highly competitive markets. Generally, we compete with manufacturers, many of whom have greater total revenues and resources than we do. The principal methods of competition are price, service, product quality and product offerings. The methods of competition and our competitive position vary according to the geographic location, the particular products and the activities of our competitors.

Environmental Matters

Our operations in the United States and Canada are subject to various federal, state (or provincial) and local laws and regulations with respect to environmental matters. However, the Company was not a party to any material proceedings arising under these laws or regulations for the periods covered by this Form 10-K. We believe the Company is in compliance with all material environmental regulations affecting our facilities and operations and that continued compliance will not have a material impact on our capital expenditures, earnings or competitive position.

Employees

At both the beginning of February 2010 and 2009, we had approximately 4,800 active employees in the United States and Canada. None of our employees are covered by a collective bargaining agreement.

Other Matters

Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, are available on our website free of charge. The website address is www.lanceinc.com. All required reports are made available on the website as soon as reasonably practicable after they are filed with the Securities and Exchange Commission.

Item 1A. Risk Factors

In addition to the other information in this Form 10-K, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition or results of operations may be adversely affected by any of these risks. Additional risks and uncertainties, including risks that we do not presently know of or currently deem insignificant, may also impair our business, financial condition or results of operations.

Our performance may be impacted by general economic conditions and an economic downturn.

Recessionary pressures from an overall decline in U.S. economic activity could adversely impact our business and results of operations. Economic uncertainty may reduce consumer spending in our sales channels and create a shift in consumer preference toward private label products. While our product portfolio contains both branded and private label offerings and mitigates certain exposure, shifts in consumer spending could result in increased pressure from competitors or customers to reduce the prices of some of our products and/or limit our ability to increase or maintain prices, which could lower our overall revenues and profitability.

Instability in the financial markets may impact our ability or increase the cost to enter into new credit agreements in the future. Additionally, it may weaken the ability of our customers, suppliers, distributors, banks, insurance companies and other business partners to perform in the normal course of business, which could expose us to losses or disrupt the supply of inputs we rely upon to conduct our business. If one or more of our key business partners fail to perform as expected or contracted for any reason, our business could be negatively impacted.

Volatility in the price or availability of the inputs we depend on, including raw materials, packaging, energy and labor, may adversely impact our profitability.
Our profitability could be adversely impacted by changes in the cost or availability of raw materials and packaging. While we often obtain substantial commitments for future delivery of certain raw materials and may engage in limited hedging to reduce the price risk of these raw materials, continuing long-term increases in the costs of raw materials and packaging, including cost increases due to the tightening of supply, could adversely affect our profitability.

Our transportation and logistics system is dependent upon gasoline and diesel fuel, and our manufacturing operations depend on natural gas. While we may enter into forward purchase contracts to reduce the price risk associated with some of these costs, continuing long-term changes in the cost or availability of natural gas and energy could adversely impact our financial performance.

Our continued growth requires us to hire, retain and develop a highly skilled workforce and talented management team. Any unplanned turnover or our failure to develop an adequate succession plan for current positions could erode our competitiveness. In addition, our operating results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

We operate in a highly competitive food industry.
Price competition and industry consolidation could adversely impact our results of operations and financial condition. The sales of most of our products are subject to significant competition primarily through discounting and other price cutting techniques by competitors, many of whom are significantly larger and have greater resources than we do. In addition, there is a continuing consolidation by the major companies in the food industry, which could increase competition. Significant competition increases the possibility that we could lose one or more major customers, lose existing product offerings at customer locations, lose market share and/or shelf space, increase expenditures or reduce selling prices, which could have an adverse impact on our business or results of operations.

Sales price increases initiated by us may negatively impact total revenue. Future price increases, such as those to offset increased ingredient costs, may reduce our overall sales volume, which could reduce total revenues and operating profit. Additionally, if market prices for certain ingredients decline significantly below our contracted prices, customer pressure to reduce prices could lower total revenues and operating profit.

Changes in our top customer relationships could impact our revenues and profitability.
We are exposed to risks resulting from several large customers that account for a significant portion of our revenue. Our top ten customers accounted for approximately 40% of our revenue during 2009 with our largest customer representing 22% of our 2009 revenue. The loss of one or more of our large customers could adversely affect our results of operations. These customers typically make purchase decisions based on a combination of price, product quality, consumer demand and customer service performance and generally do not enter into long-term contracts. In addition, these significant customers may re-evaluate or refine their business practices related to inventories, product displays, logistics or other aspects of the customer-supplier relationship. Our results of operations could be adversely affected if revenue from one or more of these customers is significantly reduced or if the cost of complying with customers' demands is significant. If receivables from one or more of these customers become uncollectible, our results of operations may be adversely impacted.

Efforts to execute and accomplish our strategic initiatives could adversely affect our financial performance.
We utilize several operating strategies to increase revenue and improve operating performance. If we are unsuccessful due to our execution, unplanned events, change management or unfavorable market conditions, our financial performance could be adversely affected. If we pursue strategic acquisitions, divestitures, or joint ventures, we may incur significant costs and may not be able to consummate the transactions. We may also be unsuccessful at integrating acquired businesses.

Future acquisitions could also result in potentially dilutive issuances of equity securities or the incurrence of debt, which could adversely affect result of operations and financial condition. In the event we enter into strategic transactions or relationships, our financial results may differ from expectations. We may not be able to achieve expected returns and other benefits as a result of integration or divestiture challenges not adequately considered at the time of the transaction.

Concerns with the safety and quality of certain food products or ingredients could cause consumers to avoid our products.
We could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of certain products or ingredients. Negative publicity about these concerns, whether or not valid, may discourage consumers from buying our products or cause disruptions in production or distribution of our products.

If our products become adulterated, misbranded or mislabeled, we might need to recall those items and may experience product liability claims if consumers are injured or become sick.
Future product recalls or safety concerns could adversely impact our results of operations and market share. We may be required to recall certain of our products should they be mislabeled, contaminated or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption of any of our products causes injury or illness. A product recall or an adverse result in any such litigation could have a material adverse effect on our operating and financial results.

Disruption of our supply chain or information technology systems could have an adverse impact on our business, results of operations, and financial condition.
Our ability to make, move, and sell products is critical to our success. Damage or disruption to our manufacturing or distribution capabilities or the supply and delivery of key inputs, such as raw materials, packaging, labor and energy, could impair our ability to conduct our business. Examples include, but are not limited to, weather, natural disasters, fires, terrorism, pandemics, and strikes. We specifically have DSD routes and manufacturing facilities located in areas prone to tornadoes, hurricanes and floods. Any business disruption due to natural disasters or catastrophic events in these areas could adversely impact our financial performance if not adequately mitigated.

Also, we increasingly rely on information technology systems to conduct our business. These systems may experience damage, failures, interruptions, errors, inefficiencies, attacks, or suffer from fires or natural disasters, any of which could have a material adverse effect on our business if not adequately mitigated by our security measures and disaster recovery plans.

We may be unable to anticipate changes in consumer preferences and trends, which may result in lower demand for our products.
Inability to anticipate changes in consumer preferences may result in decreased demand for products, which could have an adverse impact on our future growth and operating results. Our success depends in part on our ability to respond to current market trends and to anticipate the tastes and dietary habits of consumers. Changes in consumer preferences, and our failure to anticipate, identify or react to these changes could result in reduced demand for our products, which could in turn cause our operating results to suffer.

New regulations or legislation could adversely affect our business.
Food production and marketing are highly regulated by a variety of governmental agencies. New or increased government regulation of the food industry, including areas related to production processes, product quality, packaging, labeling, marketing, storage and distribution, and labor unions could adversely impact our results of operations by increasing production costs or restricting our methods of operation and distribution. These regulations may address food industry or society factors, such as obesity, nutritional concerns and diet trends. Additionally, we have increased advertising for our products and could be the target of claims relating to alleged false or deceptive advertising practices that may restrict our right to advertise our products.

We are exposed to interest and foreign currency exchange rate volatility, which could negatively impact our operating results and financial condition.
We are exposed to interest rate volatility since the interest rate associated with our existing credit facilities is variable. While we mitigate a portion of this volatility by entering into interest rate swap agreements, those agreements could lock our interest rates above the market rates.

We are also exposed to foreign exchange rate volatility primarily through the operations of our Canadian subsidiary. We mitigate a portion of the volatility impact on our results of operations by entering into foreign currency derivative contracts. Because our consolidated financial statements are presented in U.S. dollars, we must translate the Canadian subsidiary's financial statements at the then-applicable exchange rates. Consequently, changes in the value of the U.S. dollar may impact our consolidated financial statements, even if the value has not changed in the original currency.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate offices are located in Charlotte, North Carolina. We have manufacturing operations in Charlotte, North Carolina; Burlington, Iowa; Columbus, Georgia; Hyannis, Massachusetts; Corsicana, Texas; Perry, Florida; Ashland, Ohio; Cambridge, Ontario; and Guelph, Ontario. Most of our manufacturing facilities produce both branded and non-branded products. During 2009, we closed our Little Rock, Arkansas premium cookie manufacturing operation and relocated the manufacturing equipment and production to Charlotte, North Carolina. Our Little Rock location is currently held for sale.

We lease office space for administrative support and sales offices in 13 states. We also own or lease approximately 1,400 stockroom locations and 10 distribution facilities.

The plants and properties that we own and operate are maintained in good condition and are believed to be suitable and adequate for present needs. We believe that we have sufficient production capacity or the ability to increase capacity to meet anticipated demand in 2010.

Item 3. Legal Proceedings

We are currently subject to various routine legal proceedings and claims incidental to our business. In our opinion, such routine litigation and claims should not have a material adverse effect upon our consolidated financial statements taken as a whole.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Item X. Executive Officers of the Registrant

Information as to each of our executive officers is as follows:

Name	Age	Information About Officer
David V. Singer	54	President and Chief Executive Officer of Lance, Inc. since 2005; Executive Vice President and Chief Financial Officer of Coca-Cola Bottling Co. Consolidated, a beverage manufacturer and distributor, from 2001 to 2005.
Rick D. Puckett	56	Executive Vice President, Chief Financial Officer and Secretary of Lance, Inc. since January 2006 and Treasurer of Lance, Inc. since April 2006; Executive Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc., a wholesale distributor of natural and organic products from 2005 to January 2006; and Senior Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc. from 2003 to 2005.
Glenn A. Patcha	46	Senior Vice President – Sales and Marketing of Lance, Inc. since January 2007; Senior Vice President of Marketing ConAgra Grocery Products Division, a packaged foods company, 2003 to June 2006.
Blake W. Thompson	54	Senior Vice President – Supply Chain of Lance, Inc. since February 2007; Vice President – Supply Chain of Lance, Inc. from 2005 to 2006; Senior Vice President, Supply Chain of Tasty Baking, a snack food manufacturer and distributor, from 2004 to 2005.
Kevin A. Henry	42	Senior Vice President and Chief Human Resources Officer of Lance, Inc. from January 2010; Chief Human Resources Officer of Coca Cola Bottling Co. Consolidated, a beverage manufacturer and distributor, from September 2007 to 2009; and Senior Vice President of Human Resources at Coca Cola Bottling Co. from February 2001 to 2009.
Margaret E. Wicklund	49	Vice President, Corporate Controller, Principal Accounting Officer and Assistant Secretary of Lance, Inc. since 2007; Corporate Controller, Principal Accounting Officer and Assistant Secretary of Lance, Inc. from 1999 to 2006.

All of the executive officers were appointed to their current positions at the Annual Meeting of the Board of Directors on April 23, 2009, except Kevin A. Henry who was appointed on January 13, 2010.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our $0.83-1/3 par value Common Stock is traded on the NASDAQ Global Select Market under the symbol LNCE. We had 3,017 stockholders of record as of February 18, 2010.

The following table sets forth the high and low sales prices and dividends paid during the interim periods in fiscal years 2009 and 2008:

2009 Interim Periods	High Price	Low Price	Dividend Paid
First quarter (13 weeks ended March 28, 2009)	$ 24.00	$ 18.36	$ 0.16
Second quarter (13 weeks ended June 27, 2009)	24.05	19.66	0.16
Third quarter (13 weeks ended September 26, 2009)	27.00	22.53	0.16
Fourth quarter (13 weeks ended December 26, 2009)	28.26	22.83	0.16

2008 Interim Periods	High Price	Low Price	Dividend Paid
First quarter (13 weeks ended March 29, 2008)	$ 20.98	$ 16.39	$ 0.16
Second quarter (13 weeks ended June 28, 2008)	22.42	17.48	0.16
Third quarter (13 weeks ended September 27, 2008)	25.18	17.05	0.16
Fourth quarter (13 weeks ended December 27, 2008)	23.58	17.11	0.16

On February 9, 2010, the Board of Directors of Lance, Inc. declared a quarterly cash dividend of $0.16 per share payable on March 1, 2010 to stockholders of record on February 22, 2010. Our Board of Directors will consider the amount of future cash dividends on a quarterly basis.

Our Credit Agreement dated October 20, 2006 restricts payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $125.0 million. At December 26, 2009, our consolidated stockholders' equity was $274.7 million.

In December 2008, the Board of Directors approved the repurchase of up to 100,000 shares of common stock for the purpose of acquiring shares of common stock from employees to cover withholding taxes payable by employees upon the vesting of shares of restricted stock. During the first quarter of 2009, we repurchased 6,741 shares of common stock. We did not repurchase any shares of common stock during 2008 and 2007. At December 26, 2009, we had the authority to repurchase 93,259 shares of common stock.

Item 6. Selected Financial Data

The following table sets forth selected historical financial data for the five-year period ended December 26, 2009. The selected financial data set forth below should be read in conjunction with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and the audited financial statements. The prior year amounts have been reclassified for consistent presentation, including the reclassification of the vending operations to discontinued operations for 2005, 2006 and 2007.

	2009	2008	2007	2006	2005
Results of Operations (in thousands):					
Net sales and other operating revenue [(1) (2) (3) (4)]	$ 918,163	$ 852,468	$ 762,736	$ 730,116	$ 651,437
Income from continuing operations before income taxes [(5) (6) (7)]	54,459	27,073	36,320	28,187	26,499
Net income from continuing operations	35,794	17,706	23,809	18,378	17,476
Income from discontinued operations before income taxes [(8)]	-	-	44	153	1,506
Net income from discontinued operations	-	-	29	100	994
Net income	$ 35,794	$ 17,706	$ 23,838	$ 18,478	$ 18,470
Average Number of Common Shares Outstanding (in thousands):					
Basic	31,565	31,202	30,961	30,467	29,807
Diluted	32,384	31,803	31,373	30,844	30,099
Per Share of Common Stock:					
From continuing operations – basic	$ 1.13	$ 0.57	$ 0.77	$ 0.61	$ 0.59
From discontinued operations – basic	-	-	-	-	0.03
From continuing operations – diluted	1.11	0.56	0.76	0.60	0.58
From discontinued operations – diluted	-	-	-	-	0.03
Cash dividends declared	$ 0.64	$ 0.64	$ 0.64	$ 0.64	$ 0.64
Financial Status at Year-end (in thousands):					
Total assets	$ 536,291	$ 466,146	$ 413,003	$ 385,452	$ 369,079
Long-term debt, net of current portion	113,000	91,000	50,000	50,000	10,215
Total debt	$ 113,000	$ 98,000	$ 50,000	$ 50,000	$ 46,215

Footnotes:

(1) 2009 revenue included approximately $27 million from both Archway (acquired in December 2008) and Stella D'oro (acquired in October 2009).

(2) 2008 revenue included approximately $15 million from Brent & Sam's (acquired in March 2008). Also, a significant amount of price increases were initiated in response to unprecedented ingredient costs increases, such as flour and vegetable oil.

(3) 2006 revenue included incremental revenues from Tom's (acquired in October 2005).

(4) 2005 represented a 53-week year, which accounted for $8.1 million in incremental revenue. 2005 revenue was also impacted by two months of revenue from the Tom's acquisition.

(5) 2008 pre-tax income was significantly impacted by unprecedented ingredient costs increases, such as flour and vegetable oil, not fully offset by our selling price increases during the year.

(6) Compared to previous years, pre-tax income in 2006 was impacted by $1.3 million of expenses related to stock options as required by a change in accounting standard. Incremental severance and integration costs during 2006 related to the Tom's acquisition were $2.8 million.

(7) 2005 pre-tax income was negatively impacted by $3.4 million of Tom's integration costs and $2.5 million of severance charges for the prior CEO.

(8) During 2006, we committed to a plan to discontinue our vending operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Information About Forward-Looking Statements

From time to time, we make "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about our estimates, expectations, beliefs, intentions or strategies for the future, and the assumptions underlying such statements. We use the words "anticipates," "believes," "estimates," "expects," "intends," "forecasts," "may," "will," "should," and similar expressions to identify our forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or our present expectations. Factors that could cause these differences include, but are not limited to, the factors set forth under Part I, Item 1A - Risk Factors.

Caution should be taken not to place undue reliance on our forward-looking statements, which reflect the expectations of management only as of the time such statements are made. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The following discussion provides an assessment of our financial condition, results of operations, liquidity and capital resources and should be read in conjunction with the accompanying consolidated financial statements.

Management's discussion and analysis of our financial condition and results of operations are based upon consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments about future events that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, management's determination of estimates and judgments about the carrying values of assets and liabilities requires the exercise of judgment in the selection and application of assumptions based on various factors, including historical experience, current and expected economic conditions and other factors believed to be reasonable under the circumstances. We routinely evaluate our estimates, including those related to customer returns and promotions, provisions for bad debts, inventory valuations, useful lives of fixed assets, hedge transactions, supplemental retirement benefits, intangible asset valuations, incentive compensation, income taxes, self-insurance, contingencies and legal proceedings. Actual results may differ from these estimates under different assumptions or conditions.

Executive Summary

This has been a year of growth for our Company, as well as a year of successfully overcoming challenges while we continued to transform our business. In 2009, we nearly doubled our earnings per share ("EPS") from $0.56 in 2008 to $1.11 in 2009 and increased our revenue by $65.8 million or 7.7%.

We began 2009 dealing with the impact of a peanut butter recall. Although our sandwich crackers were not impacted by the recall, the potential health concerns caused many consumers to discontinue purchases of our sandwich crackers. The loss in revenue and increased consumer communication initiatives related to the peanut butter recall negatively impacted our net income in the first quarter of 2009 by an estimated $1.5 million.

During most of 2008, our financial results were significantly impacted by higher commodity prices and fuel costs that were not offset by selling price increases. By the beginning of the fourth quarter of 2008, pricing initiatives were put in place to offset a significant portion of the commodity price increases. Commodity costs continued to increase over the first half of 2009 and then declined in the second half of 2009 compared to 2008. In addition, energy-related costs declined compared to 2008. These costs were still at levels significantly higher than historical rates; however, our selling price increases mitigated the impact of the higher commodity prices and helped restore our gross margin percentages.

From an operational perspective, we continued to focus on our long-term key priorities in order to develop a foundation for profitable growth. During the year, we continued to focus on:

1. Enhancing organizational development and effectiveness in order to align our organization to achieve our goals, including:
    a. Attracting highly talented employees to support growth and efficiency initiatives,
    b. Aligning the organization to support a centralized functional management structure, and
    c. Implementing organizational goals and a common vision throughout the organization.
2. Enhancing operational efficiencies in our direct-store-delivery ("DSD") operations, supply chain process and information technology systems, including:
    a. Improving profitability within our DSD system by increasing weekly route sales averages while improving pay and reducing turnover,
    b. Improving our capability to leverage manufacturing across facilities in order to produce products at locations closer to our customers, standardizing processes and continually improving our quality initiatives,
    c. Developing a distribution logistic strategy for our DSD and direct shipments and increasing cubes per mile to reduce distribution costs, and
    d. Implementing a common ERP information technology system across all locations to standardize processes and procedures and more efficiently provide consistent data for decision-making.
3. Achieving focused growth in core channels and product lines while simplifying our business and creating new platforms for growth, including:
    a. Supporting growth in core products and channels through advertising and improved sales execution,

b. Leveraging our distributor relationships to provide increased geographic and product revenue growth and utilizing small format distributors to transfer distribution as a result of our DSD transformation initiatives,
c. Increasing profitable sales growth in our club and discount channels through pricing initiatives, product offerings and packaging configuration changes,
d. Investing in product innovation to drive profitable sales growth and support consumer preferences, and
e. Widening our product offering in our private brands portfolio by offering value, mainstream and premium products and providing exceptional customer service.

During 2009, we continued to focus on our priorities as we transform Lance into a leader within our snack food categories, while delivering on our key goals of accelerated sales growth, widening our profit margins, improving return on capital and driving growth in our earnings per share.

During 2009, our accomplishments included:

- We completed the integration of Archway, which we acquired in late 2008. As a result of the acquisition, we were able to significantly increase revenue, leverage and expand production capacity for both Archway and our private brand products, and increase our employee base in Ashland, Ohio.
- In October 2009, we acquired the Stella D'oro brand and certain machinery and equipment, which we moved to our Ashland, Ohio facility, and began producing Stella D'oro product shortly after the acquisition.
- During 2009, we launched our first national television campaign and increased our advertising in order to support our core brands.
- We continued to focus our attention on product innovation initiatives and introduced several new products both in our branded and private brand portfolio.
- We completed our ERP information technology system implementation in all of our U.S. facilities, which provided consistency and standardization at all of our U.S. locations.
- We experienced significant improvements in supply chain efficiencies, which included lower shipping costs as we centralized warehousing and more efficiently utilized our transportation fleet.
- We completed the majority of our DSD transformation initiative, which resulted in improvements in weekly average sales per route, reduced route sales turnover and reduced route costs as a percentage of revenue compared to 2008.
- We moved the production of Brent and Sam's products from Little Rock, Arkansas to our Charlotte, North Carolina facility to improve manufacturing and distribution efficiencies.
- We had significant revenue growth in our club and discount channels through providing additional product offerings and packaging configurations.
- Despite the issues resulting from the peanut butter recall that occurred during the first quarter of 2009, we experienced both consistent revenue growth as well as increased market share of sandwich crackers sold through grocery stores compared to 2008.

During 2009, we also experienced increased costs or declines in revenue as a result of these initiatives and other economic factors, as follows:

- We incurred approximately $0.8 million of pre-tax incremental start-up costs as a result of the Archway acquisition during the first quarter of 2009.

- As a result of the Stella D'oro acquisition, we incurred approximately $1.1 million in expenses due to legal and professional fees as well as start-up costs and other costs associated with the de-installation of the equipment moved to Ashland Ohio.
- Advertising costs to support our core brands increased $6.6 million compared to 2008.
- Employee-related costs, such as compensation, incentives and insurance-related expenses increased approximately 18% compared to 2008, due to acquisitions and additional employees to support revenue growth and other company initiatives.
- We experienced double-digit revenue declines in our convenience store, up-and-down the street and food service channels, as a result of lower consumer spending and our DSD transformation initiatives.
- As a result of the closure of the Brent and Sam's facility and the subsequent relocation of the manufacturing equipment to Charlotte, NC, we experienced operating costs of $0.5 million.
- During 2009, we experienced significant competition in our Cape Cod potato chips products and achieved only modest revenue growth.

Results of Operations

2009 Compared to 2008

(In millions)		2009			2008			Favorable/ (Unfavorable)	
Revenue	$	918.2	100.0%	$	852.4	100.0%	$	65.8	7.7%
Cost of sales		548.0	59.7%		531.5	62.4%		(16.5)	-3.1%
Gross margin		370.2	40.3%		320.9	37.6%		49.3	15.4%
Selling, general and administrative		310.6	33.8%		291.7	34.2%		(18.9)	-6.5%
Other expense (income), net		1.7	0.2%		(0.9)	-0.1%		(2.6)	nm
Earnings before interest and taxes		57.9	6.3%		30.1	3.5%		27.8	92.4%
Interest expense, net		3.4	0.4%		3.0	0.4%		(0.4)	-13.3%
Income tax expense		18.7	2.0%		9.4	1.1%		(9.3)	-98.9%
Net income from continuing operations	$	35.8	3.9%	$	17.7	2.1%	$	18.1	102.3%

nm = not meaningful.

Revenue

Revenue from continuing operations for the year ended December 26, 2009 increased $65.8 million or approximately 8% compared to the year ended December 27, 2008, and was affected by the following factors:

	Favorable/ (Unfavorable)
Organic growth	5%
Acquisitions	3%
Total percentage change in revenue	8%

As a percentage of total revenue, revenue by product category was as follows:

	2009	2008
Branded Products	58%	60%
Private Brand Products	32%	30%
Contract Manufacturing	10%	10%
Total Revenue	100%	100%

Branded revenue increased $20.7 million or 4.0% compared to 2008. Sales of branded products to grocery stores, distributors, discount stores and club stores generated significant growth compared to 2008 due to acquisitions, increased selling prices and new product offerings. Branded revenue from mass merchandisers increased only modestly compared to 2008 due to changes in store formats, which reduced the number of opportunities for promotional displays. This growth was significantly offset by double-digit declines in up-and-down the street, convenience store and food service revenue as a result of lower consumer spending in these establishments and the implementation of our DSD transformation strategy aimed at improving route efficiency and profitability by shifting focus to servicing larger, more profitable customers.

Our DSD system represented approximately 68% of branded revenue in 2009 and 72% in 2008. The remainder consisted of branded revenue from distributors and direct shipments to customers. The increase in our distributor revenue was significantly impacted by the addition of the Archway and Stella D'oro product offerings as well as an intended shift of certain revenue from our DSD system to independent distributors as part of our DSD transformation strategy.

Private brand revenue increased $37.8 million or 15% compared to 2008, primarily related to growth from new products and increased selling prices. Growth in this category was also driven by increased demand from consumers for store brands, which is in part believed to be the result of the economic downturn.

Revenue from contract manufacturing increased $7.3 million or 9% compared to 2008 as a result of increased volume, increased selling prices and a short-term manufacturing contract for a new customer.

Gross Margin

Gross margin increased $49.3 million or 2.7% as a percentage of revenue, compared to 2008. The increase in gross margin was mostly due to lower ingredient, natural gas and packaging costs, as well as the favorable impact of higher selling prices aimed at offsetting the escalation of ingredient costs that were experienced throughout 2008 and into 2009. The increase in gross margin was somewhat offset by a higher percentage of both private brand revenue, which has a lower gross margin percentage than our branded products, and a higher percentage of distributor branded revenue, which has a lower gross margin than branded products sold through our DSD channel. In addition, we had incremental start-up costs related to the acquisitions of Archway and Stella D'oro and the relocation of the production of Brent & Sam's products.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased $18.9 million as compared to 2008, but decreased 0.4% as a percentage of revenue. Advertising costs increased $6.6 million, which included a substantial investment in advertising to support our first national television advertising campaign. We also incurred incremental marketing costs of approximately $1.3 million to reestablish the Archway® brand in the marketplace and mitigate the negative impact of the peanut butter recall. In 2010, we plan to continue to invest in advertising. Compensation-related expenses increased $6.7 million due to acquisitions and additional employees to support Company initiatives. Information technology expenditures also increased due to our ERP information technology system implementation. Somewhat offsetting these increased expenses were favorable fuel rates, lower shipping expenses and lower route costs due to the DSD transformation initiatives compared to 2008.

Other Expense/(Income), Net
During 2009, other expense of $1.7 million consisted primarily of foreign currency transaction losses due to the unfavorable impact of exchange rates in 2009, as well as losses on sale of fixed assets. Conversely, other income during 2008 was primarily the result of $0.9 million of foreign currency transaction gains.

Interest Expense
Net interest expense increased $0.4 million primarily due to higher average debt than 2008 resulting from acquisitions made late in 2008 and 2009, offset slightly by lower weighted average interest rates.

Income Tax Expense
Our effective income tax rate was 34.3% in 2009 as compared to 34.6% in 2008. The decrease in the income tax rate was primarily due to increased utilization of federal and state credits as a result of higher net income.

2008 Compared to 2007

(In millions)	2008		2007		Favorable/ (Unfavorable)	
Revenue	$ 852.4	100.0%	$ 762.7	100.0%	$ 89.7	11.8%
Cost of sales	531.5	62.4%	444.5	58.3%	(87.0)	-19.6%
Gross margin	320.9	37.6%	318.2	41.7%	2.7	0.8%
Selling, general and administrative	291.7	34.2%	277.3	36.4%	(14.4)	-5.2%
Other (income)/expense, net	(0.9)	-0.1%	2.4	0.3%	3.3	nm
Earnings before interest and taxes	30.1	3.5%	38.5	5.0%	(8.4)	-21.8%
Interest expense, net	3.0	0.4%	2.2	0.3%	(0.8)	-36.4%
Income tax expense	9.4	1.1%	12.5	1.6%	3.1	24.8%
Net income from continuing operations	$ 17.7	2.1%	$ 23.8	3.1%	$ (6.1)	-25.6%

nm = not meaningful.

Revenue

Revenue from continuing operations for the year ended December 27, 2008 increased $89.7 million or approximately 12% compared to the year ended December 29, 2007, and was affected by the following factors:

	Favorable/ (Unfavorable)
Organic growth	10%
Acquisitions	2%
Total percentage change in revenue	12%

As a percentage of total revenue, revenue by product category was as follows:

	2008	**2007**
Branded Products	60%	63%
Private Brand Products	30%	27%
Contract Manufacturing	10%	10%
Total Revenue	100%	100%

Branded revenue increased $33.2 million or 7% compared to 2007, due to price increases and volume growth. Branded revenue was favorably impacted by double-digit growth in sales to grocery/mass merchandisers. This growth was significantly offset by double-digit declines in up-and-down the street revenue and DSD food service revenue as a result of implementing our DSD transformation strategy.

Our DSD system represented approximately 72% of branded revenue in 2008 and 74% in 2007. The remainder consisted of branded revenue from distributors and direct shipments to customers.

Private brand revenue increased $52.4 million or 26% as a result of increased selling prices, as well as the addition of Brent & Sam's product offerings. Sales volume increased only modestly due to the loss of private brand sandwich cracker revenue from our largest customer driven by their decision to discontinue the product.

Contract manufacturing revenue increased $4.2 million or 6% as a result of increased selling prices which was somewhat offset by volume declines in sales to certain contract manufacturing customers.

Gross Margin

Gross margin increased $2.7 million but declined 4.1% as a percentage of revenue as a result of: significantly increased ingredient costs (principally flour and vegetable oil), higher energy rates (principally natural gas), higher compensation and vacation expense, increased packaging costs, manufacturing inefficiencies due to the consolidation of our Canadian facilities, start-up costs related to the acquisition of the Archway facility and the impact of increased volume sold.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased $14.4 million as compared to 2007. Increased expenses included higher salaries, wages, employee commissions, vacation and incentives of $9.9 million, increased cost to deliver products due to higher gasoline and diesel rates of $3.0 million, and increased depreciation and amortization of $2.0 million due to new sales route trucks, larger and more efficient over-the-road trailers and the implementation of our ERP system. Also, there were increases in information technology software and hardware maintenance costs, higher third-party brokerage costs due to increased revenue and increased costs associated with market research regarding new and existing products. Offsetting these increases in expenses were reductions in advertising expenditures and lower casualty claims costs.

Other Expense/(Income), Net
During 2008, other income consisted primarily of $0.9 million of foreign currency transaction gains due to the favorable impact of exchange rates during the fourth quarter. Conversely, other expense during 2007 was the result of $1.3 million of foreign currency transaction losses from unfavorable exchange rates and write-offs of $1.1 million of previously capitalized information technology that was replaced by the new ERP information technology system.

Interest Expense
Net interest expense increased $0.8 million primarily due to higher average debt than 2007 resulting from acquisitions made during 2008, offset slightly by lower weighted average interest rates.

Income Tax Expense
Our effective income tax rate was 34.6% in 2008 as compared to 34.4% in 2007. The increase in the income tax rate was due primarily to unfavorable changes in permanent book-tax differences partially offset by reductions in long-term tax contingencies.

Liquidity and Capital Resources

Liquidity
Liquidity represents our ability to generate sufficient cash flows from operating activities to meet our obligations as well as our ability to obtain appropriate financing. Therefore, liquidity cannot be considered separately from capital resources that consist primarily of current and potentially available funds for use in achieving our objectives. Currently, our liquidity needs arise primarily from working capital requirements, capital expenditures and dividends. Sufficient liquidity is expected to be available to enable us to meet these demands.

We have a universal shelf registration statement that, subject to our ability to consummate a transaction on acceptable terms, provides the flexibility to sell up to $250 million of debt or equity securities.

Operating Cash Flows
Net cash from operating activities was $69.3 million in 2009, $54.9 million in 2008 and $52.4 million in 2007. Cash used from net changes in operating assets and liabilities increased from $9.0 million in 2008 to $12.9 million in 2009, primarily due to higher accounts receivable, as a result of increased sales, and higher inventory, as a result of acquisitions and new product introductions, offset somewhat by higher accounts payable and accrued selling costs.

Cash used from net changes in operating assets and liabilities increased from $6.1 million in 2007 to $9.0 million in 2008, primarily due to higher accounts receivable, as a result of increased sales, and higher inventory, as a result of acquisitions and new product introductions, offset somewhat by higher accounts payable and accrued compensation.

Investing Cash Flows
Cash used in investing activities in 2009 included capital expenditures of $40.7 million which was partially offset by proceeds from the sale of fixed assets of $0.8 million. Capital expenditures for fixed assets in 2009 included manufacturing equipment, computer hardware and software, office furniture and fixtures, route truck shelving and permanent sales displays. Capital expenditures for 2010 are projected to be between $40 million and $45 million, funded primarily by net cash flow from operating activities, cash on hand, and available credit from credit facilities. On October 13, 2009, we acquired the Stella D'oro® brand as well as certain inventory and equipment from Stella D'oro Biscuit Co., Inc. for $23.9 million, including the cost of equipment installation.

Cash used in investing activities in 2008 represented capital expenditures of $39.1 million, partially offset by proceeds from the sale of fixed assets of $3.0 million. On March 14, 2008, we acquired Brent & Sam's, Inc. for approximately $23.9 million, net of cash acquired of $0.2 million. Additionally, on December 8, 2008, we acquired substantially all of the assets of Archway Cookies, LLC for approximately $31.0 million. During 2008, we also invested an additional $0.2 million in our non-controlling equity interest in Late July, an organic snack food company. Cash used in investing activities in 2007 represented capital expenditures of $39.5 million and the purchase of a non-controlling equity interest in Late July for $2.1 million. Proceeds from the sale of fixed assets were $7.3 million in 2007.

Financing Cash Flows
During 2009, 2008 and 2007, we paid dividends of $0.64 per share each year totaling $20.4 million, $20.1 million and $19.9 million, respectively. As a result of the exercise of stock options by employees, we received cash and tax benefits of $4.1 million in 2009, net of stock repurchases of $0.1 million, $2.5 million in 2008, and $4.7 million in 2007. During 2009 and 2008, proceeds from debt, net of repayments, were $15.0 million and $46.2 million, respectively. These proceeds from debt were primarily used to fund acquisitions.

In December 2008, the Board of Directors approved the repurchase of up to 100,000 shares of common stock for the purpose of acquiring shares of common stock from employees to cover withholding taxes payable by employees upon the vesting of shares of restricted stock. During the first quarter of 2009, we repurchased 6,741 shares of common stock. We did not repurchase any shares of common stock during 2008 and 2007.

Debt
In October 2006, we entered into an unsecured Credit Agreement, which allows us to make revolving credit borrowings of up to US$100.0 million and CDN$15.0 million through October 2011. As of December 26, 2009 and December 27, 2008, we had $63.0 million and $48.0 million outstanding under the revolving credit agreement, respectively. Also under the Credit Agreement, we entered into a $50.0 million term loan due in October 2011. As of December 26, 2009 and December 27, 2008, we had $50.0 million outstanding under the term loan. Debt increased $15.0 million during 2009, primarily to fund the purchase of certain assets of Stella D'oro Biscuit Co., Inc.

We also maintain standby letters of credit in connection with our self-insurance reserves for casualty claims. The total amount of these letters of credit was $15.7 million as of December 26, 2009. These letters of credit reduce the total available borrowings under the Credit Agreement. Unused and available borrowings were $35.6 million under our existing U.S. and Canadian credit facilities at December 26, 2009. Under certain circumstances and subject to certain conditions, we have the option to increase available credit under the Credit Agreement by up to $50.0 million during the life of the facility.

The Credit Agreement requires us to comply with certain defined covenants, such as a maximum debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of 3.0 and a minimum interest coverage ratio of 2.5. At December 26, 2009, our debt to EBITDA ratio was 1.2, and our interest coverage ratio was 16.5. In addition, our revolving credit agreement restricts payment of cash dividends and repurchases of our common stock if, after payment of dividends or repurchases of our common stock, our consolidated stockholders' equity would be less than $125.0 million. At December 26, 2009, our consolidated stockholders' equity was $274.7 million. We were in compliance with these covenants at December 26, 2009. Total interest expense under the Credit Agreement for 2009, 2008 and 2007 was $3.4 million, $3.2 million, and $2.9 million, respectively. During 2009 and 2008, we capitalized $0.2 million and $0.3 million of interest expense, respectively into fixed assets as part of our ERP information technology system implementation.

Contractual Obligations

We lease certain facilities and equipment classified as operating leases. We also have entered into agreements with suppliers for the purchase of certain ingredients, packaging materials and energy used in the production process. These agreements are entered into in the normal course of business and consist of agreements to purchase a certain quantity over a certain period of time. These purchase commitments range in length from a few weeks to twelve months. Additionally, we provide supplemental retirement benefits to certain retired and active officers.

Contractual obligations as of December 26, 2009 were:

	Payments Due by Period				
(in thousands)	**Total**	**< 1 year**	**1-3 years**	**3-5 years**	**Thereafter**
Purchase commitments	$ 88,201	$ 88,201	$ -	$ -	$ -
Debt, including interest payable*	119,112	3,334	115,778	-	-
Operating lease obligations	27,297	3,290	6,609	4,808	12,590
Benefit obligations	1,625	107	303	187	1,028
Total contractual obligations	$ 236,235	$ 94,932	$ 122,690	$ 4,995	$ 13,618

* Variable interest will be paid in future periods based on the outstanding balance at that time. The amounts due include the estimated interest payable on debt instruments through October 2011.

Because we are uncertain as to if or when settlements may occur, this table does not reflect our liability for gross unrecognized tax benefits of $0.9 million and related interest and penalties of $0.3 million related to uncertain tax positions. Details regarding this liability are presented in Note 9 to the consolidated financial statements included in Item 8.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations or cash flows.

Critical Accounting Estimates

Preparing the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We believe the following estimates and assumptions to be critical accounting estimates. These assumptions and estimates may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and may have a material impact on the financial condition or operating performance. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Our policy on revenue recognition varies based on the types of products sold and the distribution method. We recognize operating revenue when title and risk of loss passes to our customers. Allowances for sales returns, stale products, promotions and discounts are also recorded as reductions of revenue in the consolidated financial statements.

Revenue for products sold through our DSD system is recognized when the product is delivered to the retailer. Our sales representative creates the invoice at time of delivery using a handheld computer. The invoice is transmitted electronically each day and sales revenue is recognized.

Revenue for products shipped directly to the customer from our warehouse is recognized based on the shipping terms listed on the shipping documentation. Products shipped with terms FOB-shipping point are recognized as revenue at the time the shipment leaves our warehouses. Products shipped with terms FOB-destination are recognized as revenue based on the anticipated receipt date by the customer.

We allow certain customers to return products under agreed upon circumstances. We record a returns allowance for damaged products and other products not sold by the expiration date on the product label. This allowance is estimated based on a percentage of sales returns using historical and current market information.

We record certain reductions to revenue for promotional allowances. There are several different types of promotional allowances such as off-invoice allowances, rebates and shelf space allowances. An off-invoice allowance is a reduction of the sales price that is directly deducted from the invoice amount. We record the amount of the deduction as a reduction to revenue when the transaction occurs. At times, certain rebates may be offered to customers based on the quantity of product purchased over a period of time. Based on the nature of these allowances, the exact amount of the rebate is not known at the time the product is sold to the customer. An estimate of the expected rebate amount is recorded as a reduction to revenue and an accrued liability at the time the sale is recorded. The accrued liability is monitored throughout the period covered by the promotion. The accrual is based on historical information and the progress of the customer against the target amount. Shelf space allowances are capitalized and amortized over the lesser of the life of the agreement or three years and recorded as a reduction to revenue. Capitalized shelf space allowances are evaluated for impairment on an ongoing basis.

We also record certain allowances for coupon redemptions, scan-back promotions and other promotional activities as a reduction to revenue. The accrued liability is monitored throughout the period covered by the coupon or promotion.

Total allowances for sales returns, rebates, coupons, scan-backs and other promotional activities included in other payables and accrued liabilities on the consolidated balance sheets increased from $5.2 million at the end of 2008 to $9.2 million at the end of 2009 due to a more aggressive marketing effort to drive sales growth.

Allowance for Doubtful Accounts
The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivable. We record a general reserve based on analysis of historical data and the aging of accounts receivable. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer. Allowances for doubtful accounts increased from $0.9 million at the end of 2008 to $1.0 million at the end of 2009 due to higher accounts receivable.

Self-Insurance Reserves
We maintain reserves for the self-funded portions of employee medical insurance benefits. The employer's portion of employee medical claims is limited by stop-loss insurance coverage each year to $0.3 million per person. At December 26, 2009 and December 27, 2008, the accruals for our portion of medical insurance benefits were $2.9 million and $2.5 million, respectively.

For casualty insurance obligations, we maintain self-insurance reserves for workers' compensation and auto liability for individual losses up to the $0.5 million insurance deductible. In addition, general and product liability claims are self-funded for individual losses up to the $0.1 million insurance deductible. Claims in excess of the deductible are fully insured up to $100 million per individual claim. We evaluate input from a third-party actuary in the estimation of the casualty insurance obligation on an annual basis. In determining the ultimate loss and reserve requirements, we use various actuarial assumptions including compensation trends, healthcare cost trends and discount rates. We also use historical information for claims frequency and severity in order to establish loss development factors. The estimate of discounted loss reserves ranged from $11.6 million to $14.4 million in 2009. In 2008, the estimate of discounted loss reserves ranged from $11.7 million to $14.9 million. Consistent with prior periods, the 75th percentile of this range represents our best estimate of the ultimate outstanding casualty liability. We lowered the discount rate from 4.5% in 2008 to 3.5% in 2009 based on projected investment returns over the estimated future payout period, which increased the estimated claims liability by approximately $0.2 million.

Impairment Analysis of Goodwill and Other Indefinite-Lived Intangible Assets
The annual impairment analysis of goodwill and other indefinite-lived intangible assets requires us to project future financial performance, including revenue and profit growth, fixed asset and working capital investments, income tax rates and cost of capital. These projections rely upon historical performance, anticipated market conditions and forward-looking business plans. The analysis of goodwill and other indefinite-lived intangible assets as of December 26, 2009 assumes combined average annual revenue growth of approximately 4.2% during the valuation period.

We also use a combination of internal and external data to develop the weighted average cost of capital. Significant investments in fixed assets and working capital to support this growth are estimated and factored into the analysis. If the forecasted revenue growth is not achieved, the required investments in fixed assets and working capital could be reduced. Even with the excess fair value over carrying value, significant changes in assumptions or changes in conditions could result in a goodwill impairment charge in the future.

Depreciation and Impairment of Fixed Assets
Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in computing depreciation are based on estimates of the period over which the assets will provide economic benefits. Estimated lives are based on historical experience, maintenance practices, technological changes and future business plans. Depreciation expense was $34.6 million, $32.0 million and $29.3 million during 2009, 2008 and 2007, respectively. Changes in these estimated lives and increases in capital expenditures could significantly affect depreciation expense in the future.

Fixed assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability of fixed assets is evaluated by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If this comparison indicates that an asset's carrying amount is not recoverable, an impairment loss is recognized, and the adjusted carrying amount is depreciated over the asset's remaining useful life.

Equity-Based Incentive Compensation Expense
Determining the fair value of share-based awards at the grant date requires judgment, including estimating the expected term, expected stock price volatility, risk-free interest rate and expected dividends. Judgment is required in estimating the amount of share-based awards that are expected to be forfeited before vesting. In addition, our long-term equity incentive plans require assumptions and projections of future operating results and financial metrics. Actual results may differ from these assumptions and projections, which could have a material impact on our financial results.

Provision for Income Taxes
We estimate valuation allowances on deferred tax assets for the portions that we do not believe will be fully utilized based on projected earnings and usage. Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate. Unrecognized tax benefits for uncertain tax positions are established when, despite the fact that the tax return positions are supportable, we believe these positions may be challenged and the results are uncertain. We adjust these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

New Accounting Standards

See Note 1 to the consolidated financial statements included in Item 8 for a summary of new accounting standards.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We are exposed to certain commodity, interest rate and foreign currency exchange rate risks as part of our ongoing business operations and may use derivative financial instruments, where appropriate, to manage some of these risks. We do not use derivatives for trading purposes. There are no market risk sensitive instruments held for trading purposes.

In order to reduce the price volatility of certain ingredient, packaging and energy costs, we have entered into various forward purchase agreements with certain suppliers based on market prices, forward price projections, and expected usage levels in order to determine appropriate selling prices for our products. As of December 26, 2009 and December 27, 2008, we had no outstanding commodity futures contracts or other derivative contracts related to ingredients and energy.

Our variable-rate debt obligations incur interest at floating rates based on changes in the Eurodollar rate, Canadian Bankers' Acceptance discount rate, Canadian prime rate and U.S. base rate interest. To manage exposure to changing interest rates, we selectively enter into interest rate swap agreements to maintain a desirable proportion of fixed to variable rate debt. See Note 8 to the consolidated financial statements in Item 8. for further information related to our interest rate swap agreements. While these interest rate swap agreements fixed a portion of the interest rate at a predictable level, pre-tax interest expense would have been $2.3 million lower without these swaps during 2009. Including the effects of the interest rate swap agreements, the weighted average interest rates for 2009 and 2008 were 3.1% and 3.6%, respectively. A 10% increase in the variable interest rate would not have significantly impacted interest expense during 2009.

Through the operations of our Canadian subsidiary, there is an exposure to foreign exchange rate fluctuations, primarily between U.S. dollars and Canadian dollars. A majority of the revenue of our Canadian operations is denominated in U.S. dollars and a substantial portion of the operations' costs, such as raw materials and direct labor, are denominated in Canadian dollars. We have entered into a series of forward contracts to mitigate a portion of this foreign exchange rate exposure. These contracts have maturities through June 2010. Foreign currency fluctuations favorably impacted 2009 pre-tax earnings by $1.7 million compared to 2008. However, this increase in pre-tax earnings was offset by the unfavorable effect of derivative forward contracts of $0.5 million in 2009 compared to 2008, resulting in a net favorable impact of $1.2 million in 2009.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 26, 2009, December 27, 2008, and December 29, 2007
(in thousands, except share and per share data)

	2009	2008	2007
Net revenue	**$ 918,163**	$ 852,468	$ 762,736
Cost of sales	**547,991**	531,528	444,487
Gross margin	**370,172**	320,940	318,249
Selling, general and administrative	**310,588**	291,680	277,317
Other expense/(income), net	**1,774**	(854)	2,390
Income from continuing operations before interest and income taxes	**57,810**	30,114	38,542
Interest expense, net	**3,351**	3,041	2,222
Income before income taxes	**54,459**	27,073	36,320
Income tax expense	**18,665**	9,367	12,511
Net income from continuing operations	**35,794**	17,706	23,809
Income from discontinued operations, before income taxes	**-**	-	44
Income tax expense	**-**	-	15
Net income from discontinued operations	**-**	-	29
Net income	**$ 35,794**	$ 17,706	$ 23,838
Basic earnings per share:			
From continuing operations	**$ 1.13**	$ 0.57	$ 0.77
From discontinued operations	**-**	-	-
Basic earnings per share	**$ 1.13**	$ 0.57	$ 0.77
Weighted average shares outstanding – basic	**31,565,000**	31,202,000	30,961,000
Diluted earnings per share:			
From continuing operations	**$ 1.11**	$ 0.56	$ 0.76
From discontinued operations	**-**	-	-
Diluted earnings per share	**$ 1.11**	$ 0.56	$ 0.76
Weighted average shares outstanding – diluted	**32,384,000**	31,803,000	31,373,000

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

LANCE, INC. AND SUBSIDIARIES
December 26, 2009 and December 27, 2008
(in thousands, except share data)

	2009	2008
Assets		
Current assets		
Cash and cash equivalents	$ 5,418	$ 807
Accounts receivable, net of allowances of $972 and $863, respectively	87,172	74,406
Inventories	58,037	43,112
Deferred income taxes	9,790	9,778
Assets held for sale	2,769	385
Prepaid expenses and other current assets	15,696	12,548
Total current assets	178,882	141,036
Fixed assets, net	225,981	216,085
Goodwill, net	90,909	80,110
Other intangible assets, net	35,154	23,966
Other noncurrent assets	5,365	4,949
Total assets	$ 536,291	$ 466,146
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 29,777	$ 25,939
Accrued compensation	26,604	26,312
Accrued profit-sharing retirement plan	6,285	5,592
Accrual for casualty insurance claims	4,840	5,581
Accrued selling costs	9,235	5,162
Other payables and accrued liabilities	19,625	15,983
Short-term debt	-	7,000
Total current liabilities	96,366	91,569
Long-term debt	113,000	91,000
Deferred income taxes	35,515	31,241
Accrual for casualty insurance claims	8,287	8,459
Other noncurrent liabilities	8,436	8,370
Total liabilities	261,604	230,639
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, $0.83-1/3 par value. Authorized 75,000,000 shares; 32,093,193 and 31,522,953 shares outstanding, respectively	26,743	26,268
Preferred stock, no shares outstanding	-	-
Additional paid-in capital	60,829	49,138
Retained earnings	176,322	160,938
Accumulated other comprehensive income/(loss)	10,793	(837)
Total stockholders' equity	274,687	235,507
Total liabilities and stockholders' equity	$ 536,291	$ 466,146

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity and Comprehensive Income

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 26, 2009, December 27, 2008, and December 29, 2007
(in thousands, except share data)

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
Balance, December 30, 2006	30,855,891	$ 25,714	$ 32,129	$ 159,329	$ 5,228	$ 222,400
Comprehensive income/(loss):						
Net income				23,838		23,838
Foreign currency translation adjustment					11,468	11,468
Net unrealized losses on derivatives, net of $179 tax effect					(254)	(254)
Actuarial gains recognized in net income, net of $68 tax effect					(142)	(142)
Total comprehensive income						34,910
Cash dividends paid to stockholders				(19,872)		(19,872)
Cumulative adjustment from adoption of accounting standard				61		61
Amortization of nonqualified stock options			1,658			1,658
Equity-based incentive expense previously recognized under a liability plan			316			316
Stock options exercised, including $1,026 excess tax benefit	270,852	224	4,508			4,732
Issuances and amortization of restricted stock and units, net of forfeitures	88,000	73	2,819			2,892
Balance, December 29, 2007	31,214,743	$ 26,011	$ 41,430	$ 163,356	$ 16,300	$ 247,097
Comprehensive income/(loss):						
Net income				17,706		17,706
Foreign currency translation adjustment					(13,553)	(13,553)
Net unrealized losses on derivatives, net of $1,923 tax effect					(3,593)	(3,593)
Actuarial losses recognized in net income, net of $5 tax effect					9	9
Total comprehensive income						569
Cash dividends paid to stockholders				(20,124)		(20,124)
Amortization of nonqualified stock options			1,124			1,124
Equity-based incentive expense previously recognized under a liability plan	39,250	33	876			909
Stock options exercised, including $395 excess tax benefit	149,825	125	2,414			2,539
Issuances and amortization of restricted stock and units, net of forfeitures	119,135	99	3,294			3,393
Balance, December 27, 2008	31,522,953	$ 26,268	$ 49,138	$ 160,938	$ (837)	$ 235,507
Comprehensive income/(loss):						
Net income				**35,794**		**35,794**
Foreign currency translation adjustment					**9,241**	**9,241**
Net unrealized gains on derivatives, net of $1,175 tax effect					**2,569**	**2,569**
Actuarial gains recognized in net income, net of $104 tax effect					**(180)**	**(180)**
Total comprehensive income						**47,424**
Cash dividends paid to stockholders				**(20,410)**		**(20,410)**
Amortization of nonqualified stock options			**1,295**			**1,295**
Equity-based incentive expense previously recognized under a liability plan	**73,356**	**61**	**1,531**			**1,592**
Stock options exercised, including $624 excess tax benefit	**240,191**	**200**	**4,040**			**4,240**
Issuances and amortization of restricted stock and units, net of forfeitures	**263,434**	**220**	**4,946**			**5,166**
Repurchases of common stock	**(6,741)**	**(6)**	**(121)**			**(127)**
Balance, December 26, 2009	**32,093,193**	**$ 26,743**	**$ 60,829**	**$ 176,322**	**$ 10,793**	**$ 274,687**

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

LANCE, INC. AND SUBSIDIARIES
For the Fiscal Years Ended December 26, 2009, December 27, 2008, and December 29, 2007
(in thousands)

	2009	2008	2007
Operating activities			
Net income	$ 35,794	$ 17,706	$ 23,838
Adjustments to reconcile net income to cash from operating activities:			
Depreciation and amortization	35,211	32,217	29,307
Equity-based compensation expense	7,472	5,967	3,294
Loss/(gain) on sale of fixed assets	702	(339)	818
Deferred income taxes	3,190	5,885	(54)
LIFO reserve adjustment	(1,128)	1,715	1,412
Provisions for doubtful accounts	936	763	(166)
Changes in operating assets and liabilities:			
Accounts receivable	(13,109)	(10,635)	(1,551)
Inventories	(11,460)	(4,762)	(2,806)
Other current assets	(3,285)	(970)	(1,776)
Accounts payable	3,600	4,724	2,620
Other accrued liabilities	10,410	2,150	(2,727)
Other noncurrent assets	(415)	952	828
Other noncurrent liabilities	1,359	(463)	(687)
Net cash provided by operating activities	69,277	54,910	52,350
Investing activities			
Purchases of fixed assets	(40,737)	(39,064)	(39,476)
Proceeds from sale of fixed assets	765	2,958	7,277
Purchase of investment	-	(190)	(2,090)
Business acquisitions, net of cash acquired	(23,911)	(54,984)	-
Net cash used in investing activities	(63,883)	(91,280)	(34,289)
Financing activities			
Dividends paid	(20,410)	(20,124)	(19,872)
Issuance and repurchase of common stock under employee stock plans, net	4,113	2,539	4,732
Net proceeds from existing credit facilities	15,000	48,435	-
Repayments of debt from business acquisition	-	(2,239)	-
Net cash (used in)/provided by financing activities	(1,297)	28,611	(15,140)
Effect of exchange rate changes on cash	514	(81)	222
Increase/(decrease) in cash and cash equivalents	4,611	(7,840)	3,143
Cash and cash equivalents at beginning of period	807	8,647	5,504
Cash and cash equivalents at end of period	$ 5,418	$ 807	$ 8,647
Supplemental information:			
Cash paid for income taxes, net of refunds of $159, $209 and $211, respectively	$ 13,763	$ 2,145	$ 12,594
Cash paid for interest	$ 3,515	$ 3,231	$ 2,878

See Notes to Consolidated Financial Statements

NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
We operate in one segment, snack food products, which we manufacture, market and distribute. We manufacture products including sandwich crackers and cookies, potato chips, cookies, crackers, other salty snacks, sugar wafers, nuts, restaurant style crackers and candy. In addition, we purchase certain cakes, meat snacks, candy, restaurant style crackers and salty snacks for resale in order to broaden our product offerings. Products are packaged in various single-serve, multi-pack and family-size configurations.

We sell both branded and private brand products, as well as contracted products for other branded food manufacturers. Our branded products are principally sold under the Lance®, Cape Cod®, Tom's®, Archway® and Stella D'oro® brands. Private brand products are sold to retailers and distributors using store brands or Lance control brands.

Our corporate offices are located in Charlotte, North Carolina. We have manufacturing operations in Charlotte, North Carolina; Burlington, Iowa; Columbus, Georgia; Hyannis, Massachusetts; Corsicana, Texas; Perry, Florida; Ashland, Ohio; Cambridge, Ontario and Guelph, Ontario.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Lance, Inc. and subsidiaries. All intercompany transactions and balances have been eliminated.

Reclassifications
Certain prior year amounts shown in the consolidated financial statements have been reclassified for consistent presentation. These reclassifications had no impact on net income, financial position or cash flows.

Revenue Recognition
Revenue for products sold through our direct-store-delivery (DSD) system is recognized when the product is delivered to the retailer. Our sales representative creates the invoice at time of delivery using a handheld computer. The invoice is transmitted electronically each day and sales revenue is recognized.

Revenue for products shipped directly to the customer from our warehouse is recognized based on the shipping terms listed on the shipping documentation. Products shipped with terms FOB-shipping point are recognized as revenue at the time the shipment leaves our warehouses. Products shipped with terms FOB-destination are recognized as revenue based on the anticipated receipt date by the customer.

We allow certain customers to return products under agreed upon circumstances. We record a returns allowance for damaged products and other products not sold by the expiration date on the product label. This allowance is estimated based on a percentage of sales returns using historical and current market information.

We record certain reductions to revenue for promotional allowances. There are several different types of promotional allowances such as off-invoice allowances, rebates and shelf space allowances. An off-invoice allowance is a reduction of the sales price that is directly deducted from the invoice amount. We record the amount of the deduction as a reduction to revenue when the transaction occurs. Rebates are offered to customers based on the quantity of product purchased over a period of time. Based on the nature of these allowances, the exact amount of the rebate is not known at the time the product is sold to the customer. An estimate of the expected rebate amount is recorded as a reduction to revenue and an accrued liability at the time the sale is recorded. The accrued liability is monitored throughout the time period covered by the promotion. The accrual is based on historical information and the progress of the customer against the target amount. Shelf space allowances are capitalized and amortized over the lesser of the life of the agreement or three years and recorded as a reduction to revenue. Capitalized shelf space allowances are evaluated for impairment on an ongoing basis.

We also record certain allowances for coupon redemptions, scan-back promotions and other promotional activities as a reduction to revenue. The accrued liability is monitored throughout the time period covered by the coupon or promotion.

Fiscal Year

Our fiscal year ends on the last Saturday of December. While most of our fiscal years are 52 weeks, some may be 53 weeks. The fiscal years ended December 26, 2009, December 27, 2008 and December 29, 2007, were 52 weeks.

Use of Estimates

Preparing the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Examples include customer returns and promotions, allowances for doubtful accounts, inventories, useful lives of fixed assets, hedge transactions, supplemental retirement benefits, intangible assets, incentive compensation, income taxes, insurance, postretirement benefits, contingencies and litigation. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Doubtful Accounts

Amounts for bad debt expense are recorded in selling, general and administrative expenses on the Consolidated Statements of Income. The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivable. We record a general reserve based on analysis of historical data and aging of accounts receivable. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer. The assumptions for this determination are reviewed quarterly to ensure that business conditions or other circumstances are consistent with the assumptions.

Fair Value

We have classified assets and liabilities required to be measured at fair value into the fair value hierarchy as set forth below:

Level 1 - quoted prices in active markets for identical assets and liabilities.
Level 2 - observable inputs other than quoted prices for identical assets and liabilities
Level 3 - unobservable inputs in which there is little or no market data available, which requires us to develop our own assumptions.

We measure our derivative instruments at fair value using Level 2 inputs.

The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value due to their short-term nature. The carrying amount of debt approximates fair value since its variable interest rate is based on current market rates and interest payments are made monthly.

Cash and Cash Equivalents
We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
The principal raw materials used in the manufacturing of our snack food products are flour, vegetable oil, sugar, potatoes, peanuts, other nuts, cheese, cocoa and seasonings. The principal supplies used are flexible film, cartons, trays, boxes and bags. Inventories are valued at the lower of cost or market. Cost was determined using the last-in, first-out method (LIFO) for approximately 36% and 44% of inventories as of December 26, 2009, and December 27, 2008, respectively. The first-in, first-out method (FIFO) is used for all other inventories.

We may enter into various forward purchase agreements and derivative financial instruments to reduce the impact of volatility in raw material ingredient prices. As of December 26, 2009, and December 27, 2008, we had no outstanding commodity futures contracts or other derivative contracts related to raw materials.

Fixed Assets
Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of long-term depreciable assets. Estimated lives are based on historical experience, maintenance practices, technological changes and future business plans. The following table summarizes the majority of our estimated useful lives of long-term depreciable assets:

	Useful Life
Buildings and building improvements	10-45 years
Land improvements	10-15 years
Machinery, equipment and computer systems	3-20 years
Furniture and fixtures	3-12 years
Trucks, trailers and automobiles	3-10 years

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets held for sale are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Other Intangible Assets
We are required to evaluate and determine our reporting units for purposes of performing the annual impairment analysis of goodwill. The annual impairment analysis of goodwill and other indefinite-lived intangible assets also requires us to project future financial performance, including revenue and profit growth, fixed asset and working capital investments, income tax rates and cost of capital. These projections rely upon historical performance, anticipated market conditions and forward-looking business plans.

Amortizable intangible assets are amortized using the straight-line method over their useful lives, which is the estimated period over which economic benefits are expected to be provided.

Income Taxes
Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate. Unrecognized tax benefits for uncertain tax positions are established when, despite the fact that the tax return positions are supportable, we believe these positions may be challenged and the results are uncertain. We adjust these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Deferred U.S. income taxes are not provided on undistributed earnings of our foreign subsidiary since we have no plans to repatriate the earnings. We estimate valuation allowances on deferred tax assets for the portions that we do not believe will be fully utilized based on projected earnings and usage.

Employee and Non-Employee Stock-Based Compensation Arrangements
We account for option awards based on the fair value-method using the Black-Scholes model. The following assumptions were used to determine the weighted average fair value of options granted during the years ended December 26, 2009, December 27, 2008 and December 29, 2007:

	2009	**2008**	**2007**
Assumptions used in Black Scholes pricing model:			
Expected dividend yield	**2.91%**	3.79%	3.13%
Risk-free interest rate	**2.16%**	2.71%	4.23%
Weighted average expected life	**6.0 years**	4.8 years	5.0 years
Expected volatility	**30.11%**	26.76%	29.47%
Weighted average fair value per share of options granted	**$5.01**	$3.00	$4.56

The expected dividend yield is based on the projected annual dividend payment per share divided by the stock price at the date of grant. The risk free interest rate is based on rates of U.S. Treasury issues with a remaining life equal to the expected life of the option.

The expected life of the option is calculated using the simplified method by using the vesting term of the option and the option expiration date. The expected volatility is based on the historical volatility of our common stock over the expected life.

Compensation expense is recognized over the vesting period based on the closing stock price on the grant date of the restricted stock and the restricted stock units. As compensation expense is recognized, additional paid-in capital is increased in stockholders' equity. Restricted stock and restricted stock units receive or accrue the same dividend as common shares outstanding.

We plan to repurchase shares of common stock from employees to cover withholding taxes payable upon the vesting of shares of restricted stock. We estimate that approximate 60,000 shares of common stock will be purchased from employees for this purpose in 2010.

Self-Insurance Reserves

We maintain reserves for the self-funded portions of employee medical insurance benefits. The employer's portion of employee medical claims is limited by stop-loss insurance coverage each year to $0.3 million per person. At December 26, 2009 and December 27, 2008, the accruals for our portion of medical insurance benefits were $2.9 million and $2.5 million, respectively.

For casualty insurance obligations, we maintain self-insurance reserves for workers' compensation and auto liability for individual losses up to the $0.5 million insurance deductible. In addition, general and product liability claims are self-funded for individual losses up to the $0.1 million insurance deductible. Claims in excess of the deductible are fully insured up to $100 million per individual claim. We evaluate input from a third-party actuary in the estimation of the casualty insurance obligation on an annual basis. In determining the ultimate loss and reserve requirements, we use various actuarial assumptions including compensation trends, healthcare cost trends and discount rates. We also use historical information for claims frequency and severity in order to establish loss development factors. The estimate of discounted loss reserves ranged from $11.6 million to $14.4 million in 2009. In 2008, the estimate of discounted loss reserves ranged from $11.7 million to $14.9 million. Consistent with prior periods, the 75th percentile of this range represents our best estimate of the ultimate outstanding casualty liability. We lowered the discount rate from 4.5% in 2008 to 3.5% in 2009 based on projected investment returns over the estimated future payout period, which increased the estimated claims liability by approximately $0.2 million.

Derivative Financial Instruments

We are exposed to certain market, commodity and interest rate risks as part of our ongoing business operations and may use derivative financial instruments, where appropriate, to manage these risks. We do not use derivatives for trading purposes.

Earnings Per Share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per share are calculated by including all dilutive common shares such as stock options and restricted stock. Dilutive potential shares were 819,000 in 2009, 601,000 in 2008, and 412,000 in 2007. Anti-dilutive shares are excluded from the dilutive earnings calculation. There were 25,000 anti-dilutive shares in 2009, 233,000 in 2008, and 15,000 in 2007. No adjustment to reported net income is required when computing diluted earnings per share.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs included in selling, general and administrative expenses on the Consolidated Statements of Income were $7.5 million, $0.9 million and $3.8 million during 2009, 2008 and 2007, respectively.

Shipping and Handling Costs
We do not bill customers separately for shipping and handling of product. These costs are included as part of selling, general and administrative expenses on the Consolidated Statements of Income. For the years ended December 26, 2009, December 27, 2008 and December 29, 2007, shipping and handling costs were $68.8 million, $67.0 million and $62.5 million, respectively.

Foreign Currency Translation
All assets and liabilities of our Canadian subsidiary are translated into U.S. dollars using current exchange rates and income statement items are translated using the average exchange rates during the period. The translation adjustment is included as a component of stockholders' equity. Gains and losses on foreign currency transactions are included in earnings.

Vacation Policy Change
During 2008, we modified our vacation policy to be more competitive and ensure consistency at all facilities. This policy change generally allows employees to earn more vacation with fewer years of service. Since our policy allows employees with more than 1 year of service to vest in all of their vacation as of the beginning of the year, we recorded a pre-tax charge of $1.2 million when this modification was made during the fourth quarter of 2008.

New Accounting Standards
In June 2009, the Financial Accounting Standards Board ("FASB") announced the FASB Accounting Standards Codification (the "Codification"), the online research system representing the single source of authoritative non-governmental U.S. GAAP, was available to use. All previous levels of the U.S. GAAP hierarchy are superseded and all other accounting literature not included in the Codification is non-authoritative. This Codification was effective for Lance beginning in the third quarter of 2009. The adoption did not affect our financial statements; however, it did impact how the authoritative references are disclosed by referencing the applicable Codification section.

In May 2009, the FASB issued authoritative guidance included in ASC Subtopic 855 "Subsequent Events," which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. Specifically, this guidance provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and is to be applied prospectively. We adopted this guidance in the second quarter of 2009. The adoption of this guidance did not have a material effect on our consolidated financial position, results of operations or cash flows. Subsequent events have been evaluated for recognition and disclosure through the date these financial statements were filed with the SEC.

In December 2007, the FASB issued authoritative guidance included in ASC Subtopic 805 "Business Combinations," which requires us to record fair value estimates of contingent consideration and certain other potential liabilities during the original purchase price allocation, expense acquisition costs as incurred and does not permit certain restructuring activities to be recorded as a component of purchase accounting.

In April 2009, the FASB issued additional guidance that requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, only if fair value can be reasonably estimated and eliminates the requirement to disclose an estimate of the range of outcomes of recognized contingencies at the acquisition date. This guidance is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. We adopted this guidance at the beginning of 2009 for all prospective business acquisitions. The effect of expensing acquisition costs as incurred in 2009 was to reduce net income by $0.3 million.

In March 2008, the FASB issued authoritative guidance included in ASC Subtopic 815 "Derivatives and Hedging," which requires enhanced disclosures to enable investors to better understand how and why derivatives are used and their effects on an entity's financial position, financial performance and cash flows. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We adopted this guidance at the beginning of 2009. The adoption of this guidance did not have any effect on our consolidated financial position, results of operations or cash flows. See Note 8 for required disclosures related to this guidance.

In December 2007, the FASB issued authoritative guidance included in ASC Subtopic 810 "Consolidation," which requires noncontrolling interests in subsidiaries to be included in the equity section of the balance sheet. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008. We adopted this guidance at the beginning of 2009. This Statement did not have any impact on our financial condition, results of operations or cash flows because all of our consolidated subsidiaries are wholly-owned.

NOTE 2. DISCONTINUED OPERATIONS

During 2006, we analyzed the different areas of our business and determined that our vending operations were becoming increasingly less competitive in the marketplace. Near the end of 2006, we committed to a plan to discontinue our vending operations and sell all remaining vending machines and related assets. A plan was designed to identify potential buyers and dispose of substantially all of the vending assets by the end of the third quarter of 2007.

Revenue and pre-tax income related to the discontinued vending operations is as follows:

(in thousands)	**2009**	2008	2007
Revenue	**$ -**	$ -	$ 5,224
Pre-tax income	**$ -**	$ -	$ 44

NOTE 3. ACQUISITIONS & INVESTMENTS

On October 13, 2009, we completed the purchase of the Stella D'oro® brand and certain manufacturing equipment and inventory from Stella D'oro Biscuit Co., Inc. Stella D'oro® is a leading brand in the specialty cookie market. Stella D'oro® products include shelf stable cookies, breakfast treats, breadsticks and biscotti that are sold in grocery stores and mass merchants throughout the United States, with a high concentration in the Northeast and Southeast regions of the country. The Stella D'oro® brand enhances our portfolio of niche snack food offerings to our customers. We manufacture the majority of the products in our Ashland, Ohio facility. We paid approximately $23.9 million to acquire and install the Stella D'oro assets, which was predominantly funded from borrowings from our existing Credit Agreement.

Although we are continuing to evaluate the purchase price allocation, the initial purchase price allocation resulted in goodwill of approximately $5.7 million and identified other intangible assets of $11.8 million. Of the $11.8 million of other identified intangible assets, $9.8 million was assigned to trademarks that are not subject to amortization and $2.0 million was assigned to customer relationships with a useful life of 15 years. The post-acquisition results of operations related to these assets are included in the 2009 Consolidated Statement of Income.

On December 8, 2008, we acquired substantially all of the assets of Archway Cookies, LLC. Archway is a premium soft cookie brand and complements our existing product portfolio. The acquired bakery in Ashland, Ohio, also provides increased capacity to support volume growth in the production of our existing private brands portfolio of products. We paid approximately $31.0 million, including direct acquisition costs, to acquire the Archway assets, which were predominately funded from borrowings under our existing Credit Agreement. The post-acquisition results of operations related to these assets are included in the 2008 and 2009 Consolidated Statements of Income.

On March 14, 2008, we acquired 100% of the outstanding common stock of Brent & Sam's, Inc. Brent & Sam's is a producer of private brand premium gourmet cookies with operations in Little Rock, Arkansas. In 2009, we moved the Brent & Sam's operations to Charlotte, North Carolina. This acquisition enhances our product portfolio and extends our product offering into the premium private brand category. We paid approximately $23.9 million to acquire Brent & Sam's, net of cash acquired of $0.2 million, mostly funded from borrowings under our existing Credit Agreement. Since the acquisition date, we have repaid all of the $2.2 million assumed debt. The post-acquisition results of operations of Brent & Sam's are included in the 2008 and 2009 Consolidated Statements of Income.

We purchased a non-controlling equity interest in an organic snack food company, Late July Snacks LLC, for $2.1 million in 2007. During 2008, we invested an additional $0.2 million into Late July. This investment has been reflected in other assets on the Consolidated Balance Sheets. During 2009, 2008 and 2007, the equity method losses were less than $0.1 million, $0.2 million and $0.1 million, respectively, and have been recorded in other expense on the Consolidated Statements of Income. We also manufacture products for Late July. As of December 26, 2009, and December 27, 2008, accounts receivable due from Late July totaled $0.5 million and $0.4 million, respectively.

NOTE 4. INVENTORIES

Inventories at December 26, 2009 and December 27, 2008 consisted of the following:

(in thousands)	**2009**	2008
Finished goods	**$ 33,060**	$ 23,227
Raw materials	**11,732**	11,556
Supplies, etc.	**19,081**	15,293
Total inventories at FIFO cost	**63,873**	50,076
Less: adjustments to reduce FIFO cost to LIFO cost	**(5,836)**	(6,964)
Total inventories	**$ 58,037**	$ 43,112

The increase in inventory during 2009 was primarily due to new product offerings and business acquisitions.

NOTE 5. FIXED ASSETS

Fixed assets at December 26, 2009 and December 27, 2008 consisted of the following:

(in thousands)	**2009**	2008
Land and land improvements	**$ 15,363**	$ 15,209
Buildings and building improvements	**89,594**	87,067
Machinery, equipment and computer systems	**326,916**	305,007
Trucks and automobiles	**60,335**	61,967
Furniture and fixtures	**4,429**	2,334
Construction in progress	**13,304**	12,341
	509,941	483,925
Accumulated depreciation	**(281,191)**	(267,456)
	228,750	216,469
Assets held for sale	**(2,769)**	(384)
Fixed assets, net	**$ 225,981**	$ 216,085

The increase in fixed assets during 2009 was primarily due to purchases of fixed assets for existing facilities and $4.9 million from business acquisitions.

Depreciation expense related to fixed assets was $34.6 million during 2009, $32.0 million during 2008, and $29.3 million during 2007.

During 2009 and 2008, we capitalized $0.2 million and $0.3 million, respectively, of interest expense into fixed assets as part of our ERP system implementation.

At December 26, 2009, assets held for sale consisted of land and buildings related to certain properties in Little Rock, Arkansas and Columbus, Georgia. During 2009, we closed our Brent & Sam's Little Rock, Arkansas facility and relocated our manufacturing equipment and production to Charlotte, North Carolina.

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the fiscal year ended December 26, 2009, are as follows:

(in thousands)	**Carrying Amount**
Balance as of December 27, 2008	$ 80,110
Business acquisitions	5,745
Purchase price adjustments	(591)
Changes in foreign currency exchange rates	5,645
Balance as of December 26, 2009	**$ 90,909**

The purchase price adjustments in 2009 related to the acquisition of Archway Cookies, LLC in December 2008.

As of December 26, 2009 and December 27, 2008, acquired intangible assets consisted of the following:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
As of December 26, 2009:			
Customer relationships - amortized	$ 6,668	$ (678)	$ 5,990
Non-compete agreement - amortized	500	(197)	303
Trademarks - unamortized	29,387	(526)	28,861
Balance as of December 26, 2009	$ 36,555	$ (1,401)	$ 35,154
As of December 27, 2008:			
Customer relationships - amortized	$ 4,678	$ (315)	$ 4,363
Non-compete agreement - amortized	500	-	500
Trademarks - unamortized	19,629	(526)	19,103
Balance as of December 27, 2008	$ 24,807	$ (841)	$ 23,966

During 2009, we added approximately $11.8 million of intangible assets from business acquisitions.

Intangibles subject to amortization are being amortized over a weighted average useful life of 13.7 years. The intangible assets related to customer relationships are being amortized over a weighted average useful life of 14.6 years and will be amortized through October 2024. The intangible asset related to the non-compete agreement is being amortized over 2 years. Amortization expense related to intangibles was $0.6 million and $0.3 million for the years ended December 26, 2009 and December 27, 2008, respectively. For the year ended December 29, 2007, intangible amortization expense was less than $0.1 million. We estimate that annual amortization expense for intangible assets over the next five years is as follows: $0.7 million in 2010, and $0.5 million in each of the years 2011 through 2014.

The trademarks are deemed to have an indefinite useful life because they are expected to generate cash flows indefinitely. Therefore, effective for years after 2001, these trademarks have not been amortized.

NOTE 7. LONG-TERM DEBT

In October 2006, we entered into an unsecured revolving Credit Agreement, which allows us to make revolving credit borrowings of up to US$100.0 million and CDN$15.0 million through October 2011.

At December 26, 2009 and December 27, 2008, we had the following debt outstanding:

(in thousands)	**2009**	2008
Unsecured U.S. term loan due October 2011, interest payable based on the 30-day LIBOR, plus applicable margin of 0.40% (0.63% at December 26, 2009, including applicable margin)	**$ 50,000**	$ 50,000
Unsecured U.S. Dollar-denominated revolving credit facility, interest payable based on the weighted-average 30-day LIBOR, plus applicable margin of 0.32% (0.78% at December 26, 2009, including applicable margin)	**63,000**	48,000
Unsecured Canadian Dollar-denominated revolving credit facility, interest payable based on Canadian Bankers' Acceptance discount rate or Canadian Prime rate, plus the applicable margin and an additional 0.13%	**-**	-
Total debt	**113,000**	98,000
Less current portion of long-term debt	**-**	(7,000)
Total long-term debt	**$ 113,000**	$ 91,000

During 2009, the proceeds from the increase in debt were primarily used to fund acquisitions.

The applicable margin is determined by certain financial ratios. The Credit Agreement also requires us to pay a facility fee on the entire US$100.0 million and CDN$15.0 million revolvers ranging from 0.07% to 0.13% based on certain financial ratios. Including the effect of interest rate swap agreements, the weighted average interest rate for 2009 and 2008 was 3.1% and 3.6%, respectively. See Note 8, Derivatives, for further information on our interest rate swap agreements.

The carrying value of all long-term debt approximates fair value since its variable interest rate is based on current market rates and interest payments are made monthly. At December 26, 2009 and December 27, 2008, we had available $35.6 million and $46.5 million, respectively, of unused credit facilities. Under certain circumstances and subject to certain conditions, we have the option to increase available credit under the Credit Agreement by up to $50.0 million during the life of the facility.

The Credit Agreement requires us to comply with certain defined covenants, such as a maximum debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of 3.0 and a minimum interest coverage ratio of 2.5. At December 26, 2009, our debt to EBITDA ratio was 1.2, and our interest coverage ratio was 16.5. In addition, our revolving credit agreement restricts payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $125.0 million. At December 26, 2009, our consolidated stockholders' equity was $274.7 million. We were in compliance with these covenants at December 26, 2009. Total interest expense under the Credit Agreement for 2009, 2008 and 2007 was $3.4 million, $3.2 million and $2.9 million, respectively. During 2009 and 2008, we capitalized $0.2 million and $0.3 million, respectively, of interest expense into fixed assets as part of our ERP system implementation.

NOTE 8. DERIVATIVE INSTRUMENTS

We are exposed to certain risks relating to our ongoing business operations. We use derivative instruments to manage interest rate and foreign exchange rate risks.

Interest Rate Swaps
Our variable-rate debt obligations incur interest at floating rates based on changes in the Eurodollar rate, Canadian Bankers' Acceptance discount rate, Canadian prime rate and U.S. base rate interest. To manage exposure to changing interest rates, we selectively enter into interest rate swap agreements to maintain a desirable proportion of fixed to variable rate debt.

In November 2006, we entered into an interest rate swap agreement on $35 million of debt in order to fix the interest rate at 4.99%, plus applicable margin. The applicable margin on December 26, 2009, was 0.40%. The fair value of the interest rate swap liability was $2.5 million and $3.3 million at December 26, 2009 and December 27, 2008, respectively.

In July 2008, we entered into an interest rate swap agreement on an additional $15 million of debt in order to fix the interest rate at 3.87%, plus applicable margin. The applicable margin on December 26, 2009, was 0.40%. The fair value of the interest rate swap liability was $0.8 million and $1.0 million at December 26, 2009 and December 27, 2008, respectively.

In February 2009, we entered into an interest rate swap agreement on an additional $15 million of debt in order to fix the interest rate at 1.68%, plus applicable margin. The applicable margin on December 26, 2009, was 0.32%. The fair value of the interest rate swap liability was $0.2 million at December 26, 2009.

While these swaps fixed a portion of the interest rate at a predictable level, pre-tax interest expense would have been $2.3 million lower without these swaps during 2009. These swaps are accounted for as cash flow hedges.

Foreign Currency Forwards
Through the operations of our Canadian subsidiary, there is an exposure to foreign exchange rate fluctuations between U.S. dollars and Canadian dollars. The majority of revenue from our Canadian operations is denominated in U.S. dollars and a substantial portion of the operations' costs, such as raw materials and direct labor, are denominated in Canadian dollars. We have entered into a series of forward currency contracts to mitigate a portion of this foreign exchange rate exposure. These contracts have maturities through June 2010. The fair value of the forward contracts is determined by a third-party financial institution.

All of our derivative instruments are accounted for as cash flow hedges. The effective portion of the change in fair value is included in accumulated other comprehensive income/(loss), net of related tax effects, with the corresponding asset or liability recorded in the Consolidated Balance Sheets.

The pre-tax income/(expense) effect of derivative instruments on the Consolidated Statements of Income is as follows:

(in thousands)	**2009**	2008
Interest rate swaps (included in Interest expense, net)	**$ (2,349)**	$ (789)
Foreign currency forwards (included in Net revenue)	**(1,045)**	(592)
Foreign currency forwards (included in Other expense, net)	**(60)**	(4)
Total net pre-tax expense from derivative instruments	**$ (3,454)**	$ (1,385)

The fair value of the derivative instrument asset/(liability) in the Consolidated Balance Sheets using Level 2 inputs is as follows:

(in thousands)	**2009**	2008
Interest rate swaps (included in Other noncurrent liabilities)	**$ (3,461)**	$ (4,272)
Foreign currency forwards (included in Other current assets)	**839**	-
Foreign currency forwards (included in Other payables and accrued liabilities)	**-**	(2,094)
Total fair value of derivative instruments	**$ (2,622)**	$ (6,366)

The change in unrealized pre-tax gains/(losses) included in other comprehensive income due to fluctuations in interest rates and foreign exchange rates were as follows:

(in thousands)	**2009**	2008
Interest rate swaps	**$ 811**	$ (2,994)
Foreign currency forwards	**2,933**	(2,522)
Total change in unrealized pre-tax gains/(losses) from derivative instruments (effective portion)	**$ 3,744**	$ (5,516)

The counterparty risk associated with our derivative instruments in an asset position is considered to be low, because we limit our exposure to strong, creditworthy counterparties.

NOTE 9. INCOME TAXES

Income tax expense consists of the following:

(in thousands)	**2009**	2008	2007
Current:			
Federal	**$ 14,457**	$ 3,140	$ 11,744
State and other	**1,275**	240	888
Foreign	**(257)**	102	(52)
	15,475	3,482	12,580
Deferred:			
Federal	**2,426**	5,860	560
State and other	**22**	720	240
Foreign	**742**	(695)	(854)
	3,190	5,885	(54)
Total income tax expense	**$ 18,665**	$ 9,367	$ 12,526

A reconciliation of the federal income tax rate to our effective income tax rate for the years ended December 26, 2009, December 27, 2008, and December 29, 2007 follows:

	2009	2008	2007
Statutory income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	**1.4%**	1.3%	1.7%
Net favorable foreign income taxes as a result of tax adjustments and tax rate differences	**-0.4%**	-1.0%	-1.3%
Changes in deferred taxes for effective state rate changes	**0.0%**	-0.1%	0.2%
Miscellaneous items, net	**-1.7%**	-0.6%	-1.2%
Effective income tax rate	**34.3%**	34.6%	34.4%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 26, 2009 and December 27, 2008, are presented below:

(in thousands)	**2009**	2008
Deferred tax assets:		
Reserves for employee compensation, deductible when paid for income tax purposes, accrued for financial reporting purposes	**$ 9,183**	$ 7,739
Reserves for insurance claims, deductible when paid for income tax purposes, accrued for financial reporting purposes	**4,274**	4,620
Other reserves, deductible when paid for income tax purposes, accrued for financial reporting purposes	**2,691**	1,884
Inventories, principally due to additional costs capitalized for income tax purposes	**1,468**	1,523
Unrealized losses, deductible when realized for income tax purposes, included in other comprehensive income	**1,070**	2,244
Net state and foreign operating loss and tax credit carryforwards	**274**	702
Total gross deferred tax assets	**18,960**	18,712
Less valuation allowance	**(193)**	(199)
Net deferred tax assets	**18,767**	18,513
Deferred tax liabilities:		
Fixed assets, principally due to differences in depreciation, net of impairment reserves	**(38,173)**	(35,155)
Trademark amortization	**(4,423)**	(2,887)
Unrealized gains includible when realized for income tax purposes, included in other comprehensive income	**-**	(104)
Prepaid expenses and other costs deductible for tax, amortized for financial statement purposes	**(1,896)**	(1,830)
Total gross deferred tax liabilities	**(44,492)**	(39,976)
Total net deferred tax liabilities	**$ (25,725)**	$ (21,463)

In 2009 and 2008, the valuation allowance on deferred tax assets related to a state net operating loss carryforward, which management did not believe would be fully utilized due to the limited nature of our activities in that state.

Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates, and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate.

Pre-tax income in our Canadian operation amounted to $1.9 million in 2009, and pre-tax losses amounted to $2.1 million and $2.0 million in 2008 and 2007, respectively.

We adjust unrecognized tax liabilities in light of changing facts and circumstances, such as the progress of a tax audit. As of December 26, 2009, we have recorded gross unrecognized tax benefits totaling $0.9 million and related interest and penalties of $0.3 million in other long-term liabilities on the Consolidated Balance Sheets. Of this total amount, $0.9 million would affect the effective tax rate if subsequently recognized. We expect that certain income tax audits will be settled and various tax authorities' statutes of limitations will expire during the next twelve months resulting in a potential $0.8 million reduction of the unrecognized tax benefit amount. We classify interest and penalties associated with income tax positions within income tax expense. During both 2009 and 2008, $0.1 million of interest and penalties related to unrecognized tax benefits was recorded in income tax expense.

We have open years for income tax audit purposes in our major taxing jurisdictions according to statutes as follows:

Jurisdiction	**Open Years**
US federal	2006 and forward
Canada federal	2005 and forward
Ontario provincial	2003 and forward
Massachusetts	2001 and forward
North Carolina	2006 and forward
Iowa	2006 and forward

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits is as follows:

(in thousands)	**2009**
Balance at December 27, 2008	$ 1,052
Additions for tax positions taken during the current period	112
Reductions resulting from a lapse of the statute of limitations	(309)
Balance at December 26, 2009	**$ 855**

NOTE 10. POSTRETIREMENT BENEFITS PLANS

We have a defined contribution retirement plan (known as the Lance, Inc. Profit-Sharing "PSR" and 401(k) Retirement Saving Plan) that covers substantially all of our employees. The PSR portion of the plan provides contributions equal to 3.25% of qualified wages if an employee has less than ten years of service, and 3.5% of qualified wages if over ten years of service. The 401(k) portion of the plan provides a 50% match of the first 5% of employee contributions not to exceed 2.5% of the employee's qualified wages. Total expenses for these employee retirement plans were $8.7 million, $8.0 million and $7.6 million, in 2009, 2008 and 2007, respectively.

Additionally, we provide supplemental retirement benefits to certain retired and active key officers. The discounted liability recorded in other noncurrent liabilities on the Consolidated Balance Sheets was $1.1 million and $1.0 million at December 26, 2009 and December 27, 2008, respectively.

In 2001, we began the phase out of our unfunded postretirement healthcare plan. This plan currently provides postretirement medical benefits for certain retirees who were age 55 or older on June 30, 2001 and their spouses for medical coverage between the ages of 60 and 65. Retirees pay contributions toward medical coverage based on the medical plan and coverage they select. The postretirement healthcare plan will be phased-out completely in 2011. As of December 26, 2009, there were seven participants in the postretirement healthcare plan. The total liability recorded at December 26, 2009 was not significant.

NOTE 11. EQUITY-BASED INCENTIVE COMPENSATION

Total equity-based incentive expense recorded in the Consolidated Statements of Income was $7.5 million, $6.0 million, and $3.3 million for the years ended December 26, 2009, December 27, 2008, and December 29, 2007, respectively.

Key Employee Incentive Plans

As of December 26, 2009, there were approximately 0.1 million of restricted shares and 0.6 million of other securities available for future issuance under the 2007 Key Employee Incentive Plan (the "Plan"). This Plan provided for a maximum of 1.8 million new securities to be issued to key employees as defined in the Plan. The Plan authorizes the grant of incentive stock options, non-qualified stock options, stock appreciation rights (SARs), restricted stock and performance shares, and expires in April 2013. The plan also authorizes other awards denominated in monetary units or shares of common stock payable in cash or shares of common stock. At December 26, 2009, there were no SARs outstanding. In April 2008, the 2003 Key Employee Stock Plan (the 2003 Plan) expired and there were no further securities awarded from this plan.

Long-term Incentive Plans

Long-term performance-based incentive plans are accounted for as liability share-based payment plans. Once certain performance-based measures are attained, the related liabilities are converted into equity instruments. As of December 26, 2009, and December 27, 2008, liabilities for long-term incentive plans were $0.9 million and $1.5 million, respectively.

Employee Stock Options

As of December 26, 2009, there was $1.5 million of total unrecognized compensation expense related to outstanding stock options. This cost is expected to be recognized consistent with vesting on a straight-line basis over a weighted average period of two years. Cash received from option exercises during 2009, 2008 and 2007 was $3.6 million, $2.1 million and $3.7 million, respectively. The benefit realized for the tax deductions from option exercises was $0.6 million, $0.4 million and $1.0 million, respectively, during 2009, 2008 and 2007. The total intrinsic value of stock options exercised during 2009, 2008 and 2007 was $2.1 million, $1.0 million and $2.7 million, respectively.

Stock options become exercisable in periods ranging up to five years after the grant date. The option price, which equals the fair market value of our common stock at the date of grant, ranges from $7.65 to $25.27 per share for the outstanding options as of December 26, 2009. The weighted average exercise price of exercisable options was $16.85 as of December 26, 2009.

	Options Outstanding		Weighted Average Exercise Price	Options Exercisable
Balance as of December 27, 2008	1,527,570	$	17.01	1,197,627
Granted	267,463		22.00	
Exercised	(220,191)		15.22	
Expired / Forfeited	(48,925)		19.19	
Balance as of December 26, 2009	**1,525,917**	**$**	**18.05**	**909,496**
Weighted average contractual term	**5.0 years**			**4.1 years**
Aggregate intrinsic value	**$12.8 million**			**$8.7 million**

Employee Restricted Stock and Restricted Stock Unit Awards

As of December 26, 2009, there was $4.4 million of total unrecognized compensation expense related to outstanding restricted stock awards. This cost is expected to be recognized consistent with vesting on a straight-line basis over a weighted average period of 1.4 years.

During 2005, we awarded 300,000 restricted stock units, half of which would be settled in common stock shares under the 2003 Key Employee Stock Plan and half of which would be settled in cash. During 2006, the Compensation Committee of the Board of Directors approved an amendment that re-designated the 150,000 units that were to be settled in cash to units settled in stock under the 1997 Incentive Equity Plan for our Chief Executive Officer. These restricted units are classified as equity. Compensation costs associated with the restricted stock units that are settled in common stock shares are amortized over the vesting period through May 2010.

During 2006, the Compensation Committee of the Board of Directors approved the 2006 Five-Year Performance Equity Plan for Officers and Senior Managers, which included performance equity units to be paid in common stock to key employees in 2011. All shares to be issued under the Five-Year Performance Equity Plan were awarded under the 2003 Plan. The number of awards ultimately issued under this plan is contingent upon our relative stock price compared to the Russell 2000 Index and can range from zero to 100% of the awards granted. The fair value of the award was calculated using the Monte Carlo valuation method. This method estimates the probability of the potential payouts using the historical volatility of our common stock compared to the Russell 2000 Index. Included in our assumptions was a risk-free interest rate of 4.53%, expected volatility of 35.08%, and an expected dividend rate of 2.8%. Based on these assumptions, a discount rate of 33.4% was applied to the market value on the grant date. Compensation costs associated with the restricted stock units are amortized over the vesting period through the end of 2010.

	Restricted Stock and Restricted Unit Awards Outstanding		Weighted Average Grant Date Fair Value
Balance as of December 27, 2008	785,951	$	17.53
Granted	359,810		20.98
Vested	(140,343)		19.76
Expired / Forfeited / Repurchased	(39,244)		17.31
Balance as of December 26, 2009	**966,174**	**$**	**18.50**

The deferred portion of these restricted shares is included in the Consolidated Balance Sheets as additional paid-in capital. The weighted average grant date fair value for awards granted during 2008 and 2007 was $16.70 and $17.78, respectively.

During 2009, we granted 73,356 restricted shares related to a long-term incentive plan for key employees that were previously accounted for as a liability. This resulted in an increase in equity and a decrease in accrued liabilities of $1.6 million. During 2008, we granted approximately 175,000 nonqualified stock options, 19,500 restricted shares and 19,750 shares of common stock related to a long-term incentive plan for key employees that were previously accounted for as a liability. This resulted in an increase in equity and a decrease in accrued liabilities of $0.9 million.

Non-Employee Director Stock Option Plan

In 1995, we adopted a Nonqualified Stock Option Plan for Non-Employee Director (Director Plan). The Director Plan requires among other things that the options are not exercisable unless the optionee remains available to serve as a director until the first anniversary of the date of grant, except that the initial option shall be exercisable after six months. The options under this plan vest on the first anniversary of the date of grant. Options granted under the Director Plan expire ten years from the date of grant. After December 28, 2002, there were no awards made under this plan. The option price, which equals the fair market value of our common stock at the date of grant, ranges from $10.50 to $15.88 per share. There were 44,000 options outstanding at December 26, 2009. At December 26, 2009, the weighted average remaining contractual term was 1.3 years, and the aggregate intrinsic value was $0.6 million.

	Options Outstanding		Weighted Average Exercise Price	Options Exercisable
Balance as of December 27, 2008	64,000	$	12.98	64,000
Granted	-		-	
Exercised	(20,000)		13.20	
Expired / Forfeited	-		-	
Balance as of December 26, 2009	**44,000**	**$**	**12.87**	**44,000**

Non-Employee Director Restricted Stock Awards

In 2008, we adopted the Lance, Inc. 2008 Director Stock Plan ("2008 Director Plan"). With the adoption of the 2008 Director Plan, no further awards will be made under the 2003 Director Plan that expired in April 2008.

The 2008 Director Plan is intended to attract and retain persons of exceptional ability to serve as Directors and to further align the interests of Directors and stockholders in enhancing the value of our common stock and to encourage such Directors to remain with and to devote their best efforts to the company. The Board of Directors reserved 200,000 shares of common stock for issuance under the 2008 Director Plan. This number is subject to adjustment in the event of stock dividends and splits, recapitalizations and similar transactions. The 2008 Director Plan is administered by the Board of Directors and expires in April 2013. As of December 26, 2009, there were 160,000 shares available for future issuance under the 2008 Director Plan.

In 2009, we awarded 24,000 shares of common stock to our directors, subject to certain vesting restrictions. During 2008 and 2007, we awarded 16,000 and 9,000 shares of common stock to our directors with a grant date fair value of $20.36 and $23.23, respectively. At December 26, 2009, there were 24,000 unvested restricted shares outstanding under the 2008 Director Plan with a remaining contractual term of four months and a grant date fair value of $20.97. In addition, there were 25,000 unvested restricted shares outstanding under the 2003 Director Plan with a weighted average grant date fair value of $18.57. Compensation costs associated with these restricted shares are amortized over the vesting or service period, at which time the earned portion is charged against current earnings. The deferred portion of these restricted shares is included in the Consolidated Balance Sheets as additional paid-in capital.

Employee Stock Purchase Plan

We have an employee stock purchase plan under which shares of common stock are purchased on the open market with employee and company contributions. The plan provides for us to contribute an amount equal to 10% of the employees' contributions, and up to 25% for certain employees who are not executive officers. We contributed less than $0.1 million to the employee stock purchase plan during each of 2009, 2008 and 2007.

NOTE 12. OTHER COMMITMENTS AND CONTINGENCIES

We have entered into contractual agreements providing severance benefits to certain key employees in the event of a change in control. Commitments not previously accrued for under these agreements totaled $28.4 million at December 26, 2009.

We have entered into contractual agreements providing severance benefits to certain key employees in the event of termination without cause. Commitments under these agreements not previously accrued for were $9.6 million as of December 26, 2009. The maximum aggregate unrecognized commitment for both the change in control and severance agreements as of December 26, 2009 was $31.1 million.

We lease certain facilities and equipment under contracts classified as operating leases. Total rental expense was $7.0 million in 2009, $5.3 million in 2008 and $6.2 million in 2007. In the third quarter of 2009, we entered into a 10-year operating lease agreement for a corporate office located in Charlotte, North Carolina, which allowed for the consolidation of two leased administrative office locations.

Future minimum lease commitments for operating leases at December 26, 2009 were as follows:

(in thousands)	Amount
2010	$ 3,290
2011	3,615
2012	2,994
2013	2,424
2014	2,384
Thereafter	12,590
Total operating lease commitments	$ 27,297

We also maintain standby letters of credit in connection with our self-insurance reserves for casualty claims. These letters of credit amounted to $15.7 million as of December 26, 2009.

We entered into agreements with suppliers for certain ingredients, packaging materials and energy used in the production process. These agreements are entered into in the normal course of business and consist of agreements to purchase a certain quantity over a certain period of time. As of December 26, 2009, outstanding purchase commitments totaled $88.2 million. These commitments range in length from a few weeks to twelve months.

In addition, we are subject to routine litigation and claims incidental to our business. In our opinion, such routine litigation and claims should not have a material adverse effect upon our consolidated financial statements taken as a whole.

NOTE 13. OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income/(loss) presented in the Consolidated Balance Sheets consists of:

(in thousands)	**2009**	2008
Foreign currency translation adjustment	**$ 12,345**	$ 3,023
Net unrealized losses on derivative instruments, net of tax	**(1,552)**	(4,040)
Postretirement actuarial gains recognized in net income, net of tax	**-**	180
Total accumulated other comprehensive income/(loss)	**$ 10,793**	$ (837)

Income taxes on the foreign currency translation adjustment in other comprehensive income are not recognized because the earnings are intended to be indefinitely reinvested in those operations.

NOTE 14. GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS

Geographic Information

Substantially all of our sales are to U.S customers. Revenues are attributable to the United States and Canada based on the country in which the product is produced. Revenues by country are as follows:

(in thousands)	**2009**	2008	2007
Country:			
United States	**$ 871,964**	$ 804,366	$ 716,013
Canada	**46,199**	48,102	46,723
Net revenue	**$ 918,163**	$ 852,468	$ 762,736

Long-lived assets, comprised of fixed assets, goodwill, other intangible assets and other noncurrent assets, located in the United States and Canada as of December 26, 2009 and December 27, 2008, are as follows:

(in thousands)	**2009**	2008
Country:		
United States	**$ 298,419**	$ 273,188
Canada	**58,990**	51,922
Total long-lived assets	**$ 357,409**	$ 325,110

Significant Customers

Sales to our largest customer, Wal-Mart Stores, Inc., were approximately 22% of revenues in 2009, and 20% in both 2008 and 2007. Accounts receivable at December 26, 2009, and December 27, 2008, included receivables from Wal-Mart Stores, Inc. totaling $22.6 million and $18.0 million, respectively.

NOTE 15. INTERIM FINANCIAL INFORMATION (UNAUDITED)

A summary of interim financial information follows (in thousands, except per share data):

	2009 Interim Period Ended			
	March 28 (13 Weeks)	June 27 (13 Weeks)	September 26 (13 Weeks)	December 26 (13 Weeks)
Net revenue	$ 215,809	$ 236,355	$ 234,902	$ 231,097
Cost of sales	131,413	139,630	140,129	136,819
Gross margin	84,396	96,725	94,773	94,278
Selling, general and administrative	73,505	80,473	80,019	76,592
Other (income)/expense, net	61	547	644	521
Income from continuing operations before interest and income taxes	10,830	15,705	14,110	17,165
Interest expense, net	812	910	796	834
Income from continuing operations before income taxes	10,018	14,795	13,314	16,331
Income tax expense	3,566	5,267	4,511	5,320
Net income from continuing operations	6,452	9,528	8,803	11,011
Net income	$ 6,452	$ 9,528	$ 8,803	$ 11,011
From continuing operations:				
Net income per common share – basic	$ 0.21	$ 0.30	$ 0.28	$ 0.35
Net income per common share – diluted	0.20	0.30	0.27	0.34
Dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16

	2008 Interim Period Ended			
	March 29 (13 Weeks)	June 28 (13 Weeks)	September 27 (13 Weeks)	December 27 (13 Weeks)
Net revenue	$ 197,968	$ 213,614	$ 225,587	$ 215,298
Cost of sales	123,460	133,691	143,040	131,336
Gross margin	74,508	79,923	82,547	83,962
Selling, general and administrative	72,857	74,568	72,337	71,918
Other (income)/expense, net	(4)	161	(536)	(476)
Income from continuing operations before interest and income taxes	1,655	5,194	10,746	12,520
Interest expense, net	606	860	708	867
Income from continuing operations before income taxes	1,049	4,334	10,038	11,653
Income tax expense	404	1,626	3,229	4,109
Net income from continuing operations	645	2,708	6,809	7,544
Net income	$ 645	$ 2,708	$ 6,809	$ 7,544
From continuing operations:				
Net income per common share – basic	$ 0.02	$ 0.09	$ 0.22	$ 0.24
Net income per common share – diluted	0.02	0.09	0.21	0.24
Dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For Fiscal Years ended December 26, 2009, December 27, 2008, and December 29, 2007
(in thousands)

	Beginning Balance	Additions / (Reductions) to Expense	Deductions	Ending Balance
Fiscal year ended December 26, 2009:				
Allowance for doubtful accounts	$ 863	$ 936	$ (827)	$ 972
LIFO inventory reserves	6,964	(1,128)	-	5,836
Deferred tax asset valuation allowance	199	(6)	-	193
Fiscal year ended December 27, 2008:				
Allowance for doubtful accounts	506	763	(406)	863
LIFO inventory reserves	5,249	1,715	-	6,964
Deferred tax asset valuation allowance	224	(25)	-	199
Fiscal year ended December 29, 2007:				
Allowance for doubtful accounts	994	(165)	(323)	506
LIFO inventory reserves	3,837	1,412	-	5,249
Deferred tax asset valuation allowance	417	(193)	-	224

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Lance, Inc.:

We have audited the accompanying consolidated balance sheets of Lance, Inc. and subsidiaries (the Company) as of December 26, 2009 and December 27, 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 26, 2009. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule "Valuation and Qualifying Accounts." Additionally, we have audited the Company's internal control over financial reporting as of December 26, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *"Management's Report on Internal Control over Financial Reporting."* Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 26, 2009 and December 27, 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 26, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Additionally, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 26, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in the Summary of Significant Accounting Policies, the Company has changed its method of accounting for business combinations and noncontrolling interests effective December 28, 2008, due to the adoption of Accounting Standards Codification Subtopics 805 and 810-10.

/s/ KPMG LLP

Charlotte, North Carolina
February 22, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements or instances of fraud. As such, a control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of December 26, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that we maintained effective internal control over financial reporting as of December 26, 2009.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15b of the Securities and Exchange Act of 1934 (the Exchange Act). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for the purpose of providing reasonable assurance that the information required to be disclosed in the reports we file or submit under the Exchange Act (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Our management assessed the effectiveness of our internal control over financial reporting as of December 26, 2009. See page 53 for "*Management's Report on Internal Control over Financial Reporting*." Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting. The report of the independent registered public accounting firm appears on page 51.

There have been no changes in our internal control over financial reporting during the quarter ended December 26, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Items 10 through 14 are incorporated by reference to the sections captioned Principal Stockholders and Holdings of Management, Election of Directors, The Board of Directors and its Committees, Compensation Committee Interlocks and Insider Participation, Compensation Committee Report, Equity Compensation Plans, Director Compensation, Section 16(a) Beneficial Ownership Reporting Compliance, Executive Officer Compensation and Ratification of Selection of Independent Public Accountants in our Proxy Statement for the Annual Meeting of Stockholders to be held on May 4, 2010 and Item X in Part I of this Annual Report captioned Executive Officers of the Registrant.

Code of Ethics

We have adopted a Code of Conduct and Ethics that covers our officers and employees. In addition, we have adopted a Code of Ethics for Directors and Senior Financial Officers which covers the members of the Board of Directors and Senior Financial Officers, including the Chief Executive Officer, Chief Financial Officer, Corporate Controller and Principal Accounting Officer. These Codes are posted on our website at www.lanceinc.com.

We will disclose any substantive amendments to, or waivers from, our Code of Ethics for Directors and Senior Financial Officers on our website or in a report on Form 8-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

The following financial statements are filed as part of this report:

	Page
Consolidated Statements of Income for the Fiscal Years Ended December 26, 2009, December 27, 2008, and December 29, 2007	24
Consolidated Balance Sheets as of December 26, 2009 and December 27, 2008	25
Consolidated Statements of Stockholders' Equity and Comprehensive Income for the Fiscal Years Ended December 26, 2009, December 27, 2008, and December 29, 2007	26
Consolidated Statements of Cash Flows for the Fiscal Years Ended December 26, 2009, December 27, 2008, and December 29, 2007	27
Notes to Consolidated Financial Statements	28

(a) 2. Financial Schedules.

Schedules have been omitted because of the absence of conditions under which they are required or because information required is included in financial statements or the notes thereto.

(a) 3. Exhibit Index.

3.1 Restated Articles of Incorporation of Lance, Inc. as amended through April 17, 1998, incorporated herein by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 13, 1998 (File No. 0-398).

3.2 Bylaws of Lance, Inc., as amended through November 1, 2007, incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on November 7, 2007 (File No. 0-398).

4.1 See 3.1 and 3.2 above.

10.1 Lance, Inc. 1995 Nonqualified Stock Option Plan for Non-Employee Directors, as amended, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 25, 2005 (File No. 0-398).

10.2 Lance, Inc. 1997 Incentive Equity Plan, as amended, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 0-398).

10.3 Lance, Inc. 2003 Key Employee Stock Plan, as amended, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 0-398).

10.4 Lance, Inc. 2003 Director Stock Plan, incorporated herein by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-8 filed on May 2, 2003 (File No. 333-104961).

10.5 Lance, Inc. 2007 Key Employee Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 2, 2007 (File No. 0-398).

10.6 Lance, Inc. 2008 Director Stock Plan, incorporated herein by reference to Exhibit 4.8 to the Registrant's Registration Statement on Form S-8 filed on May 15, 2008 (File No. 333-150931).

10.7* Lance, Inc. Compensation Deferral and Benefit Restoration Plan, as amended, incorporated herein by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-398).

10.8* Lance, Inc. 2006 Five-Year Performance Equity Plan for Officers and Senior Managers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 22, 2006 (File No. 0-398).

10.9* Lance, Inc. 2007 Three-Year Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 2007 (File No. 0-398).

10.10* Lance, Inc. 2007 Stock Option Plan for Officers and Key Managers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 14, 2007 (File No. 0-398).

10.11* Lance, Inc. 2008 Annual Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 29, 2008 (File No. 0-398).

10.12* Lance, Inc. 2008 Three-Year Performance Incentive Plan for Officers and Key Managers, as amended, incorporated herein by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 2008 (File No. 0-398).

10.13* Lance, Inc. 2009 Annual Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2009 (File No. 0-398).

10.14* Lance, Inc. 2009 Three-Year Performance Incentive Plan for Officers and Key Managers, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2009 (File No. 0-398).

10.15* Lance, Inc. 2005 Employee Stock Purchase Plan, as amended and restated, incorporated herein by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-

K for the fiscal year ended December 30, 2006 (File No. 0-398).

10.16* Executive Employment Agreement dated May 11, 2005 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 16, 2005 (File No. 0-398).

10.17* Executive Employment Agreement Amendment dated April 24, 2008 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.18* Amended and Restated Compensation and Benefits Assurance Agreement dated April 24, 2008 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.19* Restricted Stock Unit Award Agreement dated May 11, 2005 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 16, 2005 (File No. 0-398).

10.20* Restricted Stock Unit Award Agreement Amendment dated April 27, 2006 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 3, 2006 (File No. 0-398).

10.21* Restricted Stock Unit Award Agreement Amendment Number Two dated April 24, 2008 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.22* Form of Amended and Restated Compensation and Benefits Assurance Agreement between the Registrant and each of Rick D. Puckett, Glenn A. Patcha, Blake W. Thompson, and Earl D. Leake, incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.23* Amended and Restated Executive Severance Agreement dated April 24, 2008 between the Registrant and Earl D. Leake, incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.24* Form of Executive Severance Agreement between the Registrant and each of Glenn A. Patcha, Rick D. Puckett, Blake W. Thompson and Margaret E. Wicklund, incorporated herein by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997 (File No. 0-398).

10.25 Credit Agreement, dated as of October 20, 2006, among the Registrant, Tamming Foods, Ltd., Bank of America, National Association, Wachovia Capital Markets, LLC and the other lenders named therein, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 26, 2006 (File No. 0-398).

12 Computation of Ratio of Earnings to Fixed Charges, filed herewith.

21 List of the Subsidiaries of the Registrant, filed herewith.

23 Consent of KPMG LLP, filed herewith.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), filed herewith.

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), filed herewith.

32 Certification pursuant to Rule 13a-14(b), as required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

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* Management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANCE, INC.

Dated: February 22, 2010

By: /s/ David V. Singer
David V. Singer
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ David V. Singer David V. Singer	President and Chief Executive Officer (Principal Executive Officer)	February 22, 2010
/s/ Rick D. Puckett Rick D. Puckett	Executive Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer)	February 22, 2010
/s/ Margaret E. Wicklund Margaret E. Wicklund	Vice President, Corporate Controller and Assistant Secretary (Principal Accounting Officer)	February 22, 2010
/s/ W. J. Prezzano W. J. Prezzano	Chairman of the Board of Directors	February 22, 2010
/s/ Jeffrey A. Atkins Jeffrey A. Atkins	Director	February 22, 2010
/s/ J. P. Bolduc J. P. Bolduc	Director	February 22, 2010

/s/ William R. Holland William R. Holland	Director	February 22, 2010
/s/ James W. Johnston James W. Johnston	Director	February 22, 2010
/s/ Dan C. Swander Dan C. Swander	Director	February 22, 2010
/s/ Isaiah Tidwell Isaiah Tidwell	Director	February 22, 2010
/s/ S. Lance Van Every S. Lance Van Every	Director	February 22, 2010

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our computation of the ratio of earnings to fixed charges for the years ended as indicated:

In thousands, except ratios	**2009**	2008	2007	2006	2005
Income before income taxes	**$ 54,459**	$ 27,073	$ 36,320	$ 28,187	$ 26,499
Plus: Fixed charges [1]	**5,853**	5,209	4,950	5,475	4,240
Income available to cover fixed charges	**$ 60,312**	$ 32,282	$ 41,270	$ 33,662	$ 30,739
Ratio of earnings to fixed charges	**10.3**	6.2	8.3	6.1	7.3
[1] Fixed Charges:					
Interest expense	**$ 3,353**	$ 3,162	$ 2,883	$ 3,275	$ 2,473
Interest portion of rent expense [2]	**2,345**	1,765	2,067	2,200	1,767
Capitalized interest	**155**	282	-	-	-
Total Fixed Charges	**$ 5,853**	$ 5,209	$ 4,950	$ 5,475	$ 4,240

[2] One-third of total rent expense is the portion deemed representative of the interest factor.

For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.

EXHIBIT 21

SUBSIDIARIES OF LANCE, INC.

Name of Subsidiary	State/Province of Incorporation
Lance Mfg. LLC (1)	North Carolina
Caronuts, Inc. (1)	North Carolina
Vista Bakery, Inc. (1)	North Carolina
Cape Cod Potato Chip Company LLC (1)	Massachusetts
Lanhold Investments, Inc. (1)	Delaware
Tamming Foods Ltd. (2)	Ontario
Fresno Ventures, Inc. (1)	North Carolina
Archway Bakeries, LLC (3)	North Carolina
North State Cookies, LLC (3)	North Carolina
Brent & Sam's, Inc. (4)	Arkansas

(1) Lance, Inc. owns 100% of the outstanding voting equity securities.
(2) Subsidiary of Lanhold Investments, Inc., which owns 100% of the outstanding voting equity securities.
(3) Subsidiary of Lance Mfg. LLC, which owns 100% of the outstanding voting equity securities.
(4) Subsidiary of North State Cookies, LLC, which owns 100% of the outstanding voting equity securities.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Lance, Inc.:

We consent to the incorporation by reference in the Registration Statements of Lance, Inc., No. 333-157482 on Form S-3 and No. 333-150931, No. 33-58839, No. 333-25539, No. 333-35646, No. 333-104960, No. 333-104961, No. 333-124472, and No. 333-146336 of Lance, Inc. on Form S-8 of our report dated February 22, 2010, with respect to the consolidated balance sheets of Lance, Inc. and subsidiaries as of December 26, 2009 and December 27, 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the fiscal years in the three-year period ended December 26, 2009, and the related financial statement schedule "Valuation and Qualifying Accounts," and the effectiveness of internal control over financial reporting as of December 26, 2009, which report appears in the December 26, 2009 annual report on Form 10-K of Lance, Inc.

As discussed in the Summary of Significant Accounting Policies, the Company has changed its method of accounting for business combinations effective December 28, 2008, due to the adoption of Accounting Standards Codification Subtopics 805 and 810-10.

/s/ KPMG LLP

Charlotte, North Carolina
February 22, 2010

EXHIBIT 31.1

MANAGEMENT CERTIFICATION

I, David V. Singer, certify that:

1. I have reviewed this annual report on Form 10-K of Lance, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2010

/s/ David V. Singer
David V. Singer
President and Chief Executive Officer

EXHIBIT 31.2

MANAGEMENT CERTIFICATION

I, Rick D. Puckett, certify that:

1. I have reviewed this annual report on Form 10-K of Lance, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2010

/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lance, Inc. (the "Company") on Form 10-K for the period ended December 26, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, David V. Singer, President and Chief Executive Officer of the Company, and Rick D. Puckett, Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Lance, Inc. and will be retained by Lance, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ David V. Singer
David V. Singer
President and Chief Executive Officer
February 22, 2010

/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
February 22, 2010



Charlotte, North Carolina

Notice of Annual Meeting of Stockholders to be held May 4, 2010

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Lance, Inc. will be held at 8600 South Boulevard, Charlotte, North Carolina 28273, on Tuesday, May 4, 2010, at 9:30 a.m., local time, for the purpose of considering and acting upon the following:

1. The election of three directors.

2. Approval of amendments to the Lance, Inc. 2007 Key Employee Incentive Plan.

3. Ratification of the selection of KPMG LLP as independent public accountants for fiscal year 2010.

4. Any and all other matters that may properly come before the meeting or any adjournment thereof.

Holders of record of the Common Stock of Lance, Inc. at the close of business on February 24, 2010 will be entitled to notice of or to vote at the meeting and any postponements or adjournments of the meeting.

By Order of the Board of Directors

Rick D. Puckett
Secretary

Charlotte, North Carolina
March 26, 2010

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on May 4, 2010

The Proxy Statement and Annual Report to Stockholders for the fiscal year ended December 26, 2009 are available at www.edocumentview.com/LNCE.

The Board of Directors will appreciate your prompt vote by a toll-free telephone number, the Internet or the prompt return of the enclosed proxy card, dated and signed. Instructions regarding all three methods of voting are on the proxy card.

[This page left blank intentionally.]

LANCE, INC.

13024 Ballantyne Corporate Place, Harris Building, Suite 900, Charlotte, North Carolina 28277

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of proxies to be used at the Annual Meeting of Stockholders of Lance, Inc. to be held at 8600 South Boulevard, Charlotte, North Carolina 28273 at 9:30 a.m., local time, on Tuesday, May 4, 2010. This Proxy Statement and accompanying Proxy are first being sent to our stockholders on or about March 26, 2010. Our principal office is located at 13024 Ballantyne Corporate Place, Harris Building, Suite 900, Charlotte, North Carolina.

Solicitation other than by mail may be made personally and by telephone by our regularly employed officers and employees who will not be additionally compensated therefor. We will request brokers, dealers, banks or voting trustees, or their nominees, who hold stock in their names for others or hold stock for others who have the right to give voting instructions, to forward proxy materials to their principals and request authority for the execution of the proxy and will reimburse such institutions for their reasonable expenses in so doing. In addition, we have engaged Georgeson Shareholder to deliver proxy materials to, and solicit proxies from, these institutions. Georgeson Shareholder will be reimbursed for its printing costs, postage and freight charges, and other expenses and be paid a solicitation fee of $7,000. The total cost of soliciting proxies will be borne by us.

Any proxy delivered in the accompanying form may be revoked by the person executing the proxy at any time before the authority thereby granted is exercised by written request addressed to Secretary, Lance, Inc., 13024 Ballantyne Corporate Place, Harris Building, Suite 900, Charlotte, North Carolina 28277 or by attending the meeting and electing to vote in person. Proxies received in the accompanying form will be voted as instructed in the proxy at the meeting or any adjournment thereof.

The only matters to be considered at the meeting, so far as known to the Board of Directors, are the matters set forth in the Notice of Annual Meeting of Stockholders and routine matters incidental to the conduct of the meeting. Proposals by stockholders, if any, which are properly submitted to our Secretary within the time period and in the manner provided in our Bylaws will also be considered at the meeting. If any such proposals or any other matters should come before the meeting or any adjournment thereof, it is the intention of the persons named in the accompanying form of proxy, or their substitutes, to vote said proxy in accordance with their judgment on such matters.

Stockholders present or represented and entitled to vote on a matter at the meeting or any adjournment thereof will be entitled to one vote on such matter for each share of our Common Stock held by them of record at the close of business on February 24, 2010 which is the record date for determining the stockholders entitled to notice of and to vote at such meeting or any adjournment thereof. A list of stockholders entitled to notice of the meeting will be available at our offices at 13024 Ballantyne Corporate Place, Harris Building, Suite 900, Charlotte, North Carolina during ordinary business hours from March 30, 2010 through the day of the meeting.

The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote at the meeting is necessary to constitute a quorum. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular matter because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Voting on all matters, including the election of directors, will be by voice vote or by show of hands, unless the holders of at least 25% of the shares entitled to vote on such matter demand a vote by ballot prior to the vote. The number of shares of Common Stock outstanding on February 24, 2010 was 32,045,863.

PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

As of February 1, 2010, the only persons known by us to be beneficial owners of more than 5% of our Common Stock were as follows:

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership	Percent of Common Stock Outstanding (1)
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	2,469,469(2)	7.7%
Wellington Management Company, LLP 75 State Street Boston, MA 02109	2,309,204(3)	7.2%

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(1) Based on 32,091,166 shares outstanding on February 1, 2010 plus options held by such person that are currently exercisable or exercisable within 60 days.

(2) Based on a Schedule 13G filed on January 29, 2010 by BlackRock, Inc. reporting shares held on December 31, 2009. The Schedule 13G reports that BlackRock, Inc. has sole power to vote and dispose of all of such shares.

(3) Based on Amendment No. 3 to Schedule 13G filed on February 12, 2010 by Wellington Management Company, LLP, an investment adviser, reporting shares held on December 31, 2009. The Amendment reports that Wellington Management Company, LLP has shared power to vote 1,614,216 shares and shared power to dispose of 2,309,204 shares.

Based on information available to us, the Van Every family, consisting of the descendants of Salem A. Van Every, Sr., deceased, and their spouses, owned beneficially on February 1, 2010, approximately 4,100,000 shares of our Common Stock (approximately 13% of the outstanding shares). Members of the Van Every family may own or may have disposed of shares in nominee or other accounts, information as to the amounts of which may not be available to us. There are approximately 65 Van Every family stockholders, including stockholders who are minors.

The following table sets forth, as of February 1, 2010, information as to the beneficial ownership of our $0.83-1/3 par value Common Stock by all directors and nominees, executive officers named in the Summary Compensation Table below, and our directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership (1)		Percent of Common Stock Outstanding (2)
Jeffrey A. Atkins	7,000	(3)	*
J. P. Bolduc	7,000	(3)	*
William R. Holland	28,054	(4)	*
James W. Johnston	871,826	(5)	2.7%
W. J. Prezzano	18,000	(6)	*
David V. Singer	348,517	(7)	1.1%
	800,000	(8)	2.5%
Dan C. Swander	9,000	(9)	*
Isaiah Tidwell	23,226	(4)	*
S. Lance Van Every	297,729	(10)	*
Earl D. Leake	71,067	(11)	*
Glenn A. Patcha	84,489	(12)	*
Rick D. Puckett	110,537	(13)	*
Blake W. Thompson	75,771	(14)	*
Directors and all executive officers as a group (15 persons)	2,801,966	(15)	8.7%

* Less than 1%.

(1) All shares are owned directly and with sole voting and dispositive power except as otherwise noted.

(2) Based on 32,091,166 shares outstanding on February 1, 2010 plus options, if any, held by such person that were exercisable on or within 60 days of February 1, 2010.

(3) Includes 5,000 shares of restricted stock.

(4) Includes 12,000 shares subject to exercisable options and 8,000 shares of restricted stock.

(5) Includes 3,000 shares of restricted stock. Also includes 747,383 shares held indirectly by Mr. Johnston's wife as trustee and beneficiary, 25,000 shares held in another trust for the benefit of Mr. Johnston's wife and 90,643 shares held indirectly by Mr. Johnston's wife as trustee for her brother.

(6) Includes 8,000 shares subject to exercisable options and 8,000 shares of restricted stock.

(7) Includes 281,050 shares subject to exercisable options and 59,920 shares of restricted stock. Does not include 300,000 restricted stock units and 45,215 dividend equivalent units, each equivalent to one share of Common Stock, that vest on May 11, 2010 pursuant to the terms of the Restricted Stock Unit Award Agreement, as amended, described under *"Executive Officer Compensation—Summary of Compensation and Grants of Planned Based Awards—Employment and Other Agreements"* below.

(8) Consists of shares held by the Philip L. Van Every Foundation (the "Foundation") of which Mr. Singer is a member of the Board of Administrators, which holds the sole voting and dispositive power of such shares.

(9) Includes 7,000 shares of restricted stock.

(10) Includes 12,000 shares subject to options currently exercisable, 8,000 shares of restricted stock and 232,449 shares pledged as security. Mr. Van Every had sole power to vote and dispose of all of these shares, except for 34,710 shares as to which he had shared power to vote and dispose.

(11) Includes 47,992 shares subject to exercisable options, 11,080 shares of restricted stock and 147 shares as trustee for Mr. Leake's daughter.

(12) Includes 57,055 shares subject to exercisable options and 11,340 shares of restricted stock.

(13) Includes 77,220 shares subject to exercisable options and 13,740 shares of restricted stock.

(14) Includes 54,482 shares subject to exercisable options and 10,379 shares of restricted stock.

(15) Includes 579,967 shares subject to exercisable options held by directors and executive officers, 800,000 shares held by the Foundation of which Mr. Singer is a member of the Board of Administrators, 105,918 shares of restricted stock and 232,449 shares pledged as security.

ELECTION OF DIRECTORS

At the 2010 Annual Meeting of Stockholders, three directors will be elected to serve until the Annual Meeting of Stockholders in 2013. Each director will be elected to serve subject to the provisions of the Bylaws and until their successors are duly elected and qualified. Directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote at a meeting at which a quorum is present. Provided a quorum is present, abstentions and broker "non-votes" are not taken into account in determining a plurality.

It is the intention of the persons named in the accompanying proxy to vote all proxies solicited by the Board of Directors FOR all the nominees indicated below unless authority to vote for the nominees or any individual nominee is withheld by a stockholder in such stockholder's proxy. If for any reason any nominee shall not become a candidate for election as a director at the meeting, an event not now anticipated, the proxies will be voted for three nominees including such substitutes as shall be designated by the Board of Directors.

Each of the three nominees listed below are currently members of the Board of Directors and were elected to their current terms, which expire in 2010, at the Annual Meeting Stockholders held April 26, 2007. Each of the nominees, except for David V. Singer, qualifies as an independent director under the applicable listing standards of The Nasdaq Stock Market LLC ("Nasdaq").

Name and Director Since (1)	Age	Information About Nominees and Directors
David V. Singer 2003	54	President and Chief Executive Officer of Lance, Inc. since 2005; Executive Vice President and Chief Financial Officer, Coca-Cola Bottling Co. Consolidated, Charlotte, NC (beverage manufacturing and distribution), 2001-2005; Vice President and Chief Financial Officer, Coca-Cola Bottling Co. Consolidated, 1986-2001; Director of Flowers Foods, Inc.
Dan C. Swander 2004	66	Operating Partner, Swander Pace Capital, San Francisco, CA (equity investment firm specializing in consumer products and related industries) since 2006; Chief Executive Officer, Method Products, Inc., San Francisco, CA (marketer of household cleaning and personal care products) 2008-2009; Executive Vice President, Basic American Foods, Inc., Walnut Creek, CA (food manufacturing), 2004-2005; President and Chief Operating Officer of International Multifoods Corporation, Minnetonka, MN (food manufacturing), 2001–2004; Chairman and Director, Swander Pace & Company, San Francisco, CA (strategy consulting firm specializing in the food, beverage and packaged goods industries), 1987-2001
S. Lance Van Every (2) 1990	62	Private investor for more than the past five years

The three members of the Board of Directors listed below were elected to their current terms, which expire in 2011, at the Annual Meeting of the Stockholders held April 24, 2008.

Name and Director Since (1)	Age	Information About Nominees and Directors
William R. Holland 1993	71	Private investor since 2001; Chief Executive Officer of United Dominion Industries Limited, Charlotte, NC (diversified manufacturing company), 1986-2000; Chairman of United Dominion Industries Limited, 1986-2001; Director of Goodrich Corp. and EnPro Industries, Inc.
James W. Johnston(2) 2008	64	President and Chief Executive Officer of Stonemarker Enterprises, Inc., Mooresville, NC (consulting and investment company), since 1996; Vice Chairman of RJR Nabisco, Inc., Winston-Salem, NC (diversified manufacturer of consumer products), 1995-1996; Chairman of R. J. Reynolds Tobacco Worldwide, 1993-1996; Chairman and Chief Executive Officer of R. J. Reynolds Tobacco Co., 1989-1996; Director of Sealy Incorporated.
W. J. Prezzano 1998	69	Chairman of the Board of Lance, Inc. since 2005; Private investor since 1997; Vice Chairman of Eastman Kodak, Inc., Rochester, NY (imaging), 1996-1997; Director of TD Bank Financial Group (Toronto, Canada), TD Ameritrade Holding Corporation, Roper Industries, Inc. EnPro Industries, Inc. and Chairman of Medical University of South Carolina Foundation

The three members of the Board of Directors listed below were elected to their current terms, which expire in 2012, at the Annual Meeting of the Stockholders held April 23, 2009.

Name and Director Since (1)	Age	Information About Nominees and Directors
Jeffrey A. Atkins 2006	61	Executive Vice President and Chief Financial Officer, ACH Food Companies, Inc., Memphis, TN (a food manufacturer, distributor and marketer), since 2003; private investor, 2001-2003; Chief Financial Officer, Springs Industries, Inc., Fort Mill, SC (a manufacturer and distributor of textile home furnishings), 1999-2001; Chief Executive Officer and Chief Financial Officer, Pete's Brewing Company, Palo Alto, CA (a craft-beer brewer and marketer), 1997-1998. From 1977 to 1996, The Quaker Oats Co., Chicago, IL (a food and beverage marketer and manufacturer), where he held various positions including Vice President of Corporate Planning from 1995 to 1996
J. P. Bolduc 2006	70	Chairman and Chief Executive Officer, JPB Enterprises, Inc., Columbia, MD (a private investment holding company), since 1995; President and Chief Executive Officer, J.A. Jones, Inc. (a multi-national construction, real estate and related engineering services company), 2003-2005; President and Chief Executive Officer, W.R. Grace & Co. (a specialty chemicals and health care company), 1990-1995; Director of EnPro Industries, Inc. and Unisys Corporation
Isaiah Tidwell 1995	65	Private investor since 2005; Georgia Wealth Management, Director, Executive Vice President – Wachovia Bank, N.A., Atlanta, GA, 2001-2005; President, Georgia Banking – Wachovia Bank, N.A., Atlanta, GA, 1999-2001; and Executive Vice President and Southern/Western Regional Executive of Wachovia Bank, N.A., 1996-1999; Director of Ruddick Corporation and Lincoln National Corporation

(1) The information about the directors was furnished to us by the directors.

(2) Mr. Van Every and Mr. Johnston's wife are cousins.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors met eight times during the fiscal year. Each director attended 75% or more of the total number of meetings of the Board of Directors and all Committees on which he served. Each of the members of the Board of Directors is requested to attend in person the Annual Meeting of Stockholders, and all of the then current members of the Board of Directors attended the 2009 Annual Meeting of Stockholders, except for Dan C. Swander and S. Lance Van Every.

The full Board of Directors has determined that the following directors are independent directors within the meaning of the applicable Nasdaq listing standards: Jeffrey A. Atkins, J. P. Bolduc, William R. Holland, James W. Johnston, W. J. Prezzano, Dan C. Swander, Isaiah Tidwell and S. Lance Van Every. In April 2009, W. J. Prezzano was re-elected as Chairman of the Board to serve as our non-executive chairman in accordance with the Bylaws.

In addition to its other committees, the Board of Directors has an Audit Committee, a Compensation Committee and a Governance and Nominating Committee. The written charters of all of the Committees are posted on our website, www.lanceinc.com, under the Investor Relations tab.

Audit Committee. The Audit Committee is composed of Jeffrey A. Atkins, Chairman, J. P. Bolduc, James W. Johnston, W. J. Prezzano and Isaiah Tidwell and is primarily responsible for overseeing our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee functions pursuant to a written charter adopted by the Board of Directors. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. The Board of Directors has determined that Mr. Atkins is an "audit committee financial expert" within the meaning of the regulations of the Securities and Exchange Commission. All of the members of the Audit Committee are independent directors within the meaning of the applicable Nasdaq listing standards. The Audit Committee met five times during the fiscal year. The report of the Audit Committee with respect to the 2009 fiscal year is set forth under the heading *"—Audit Committee Report"* below.

Compensation Committee. The Compensation Committee provides overall guidance to our compensation and benefit programs. The Compensation Committee is composed of William R. Holland, Chairman, W. J. Prezzano, Dan C. Swander, Isaiah Tidwell and S. Lance Van Every. The Compensation Committee functions pursuant to a written charter adopted by the Board of Directors. The Committee's recommendations regarding the annual compensation of the Chief Executive Officer are subject to approval by the Board of Directors. The Committee administers our stock incentive plans. All of the members of the Compensation Committee are independent directors within the meaning of the applicable Nasdaq listing standards. The Compensation Committee met four times during the fiscal year.

For a description of the Compensation Committee's processes and procedures for the consideration and determination of executive compensation, see *"Executive Officer Compensation—Compensation Discussion and Analysis"* below. The Compensation Committee also reviews, approves and recommends to the Board of Directors for approval the compensation of the members of the Board of Directors. In approving director compensation, the Compensation Committee considers the anticipated number of meetings of the Board of Directors and its Committees and data regarding director compensation for similar size companies in similar industries. Since 2007, the Compensation Committee has retained its own executive compensation consultants, Pearl Meyer & Partners, to assist the Committee in its executive officer and director compensation decisions. In 2009, Pearl Meyer & Partners provided an analysis of director compensation programs and compared our director compensation to similar size companies in similar industries and made recommendations with respect to our director compensation program. The consultants used data from comprehensive surveys and performed a peer group analysis using similar size food and snack food companies.

The report of the Compensation Committee with respect to the 2009 fiscal year is set forth under the heading *"—Compensation Committee Report"* below.

Governance and Nominating Committee. The Governance and Nominating Committee is composed of W. J. Prezzano, Chairman, J. P. Bolduc, William R. Holland, Dan C. Swander and S. Lance Van Every. The Governance and Nominating Committee functions pursuant to a written charter adopted by the Board of Directors. The Governance and Nominating Committee's functions include identifying, evaluating and recommending candidates for election to the Board of Directors and reviewing and recommending appropriate changes in our corporate governance principles, codes of conduct and ethics and other corporate governance documents. The Committee is also responsible for reviewing related party transactions. All of the members of the Committee are independent directors within the meaning of the applicable Nasdaq listing standards. The Governance and Nominating Committee met three times during the fiscal year.

In identifying potential director candidates, the Governance and Nominating Committee seeks input from other members of the Board of Directors and executive officers and may also consider recommendations by employees, community leaders, business contacts, third-party search firms and any other sources deemed appropriate by the Governance and Nominating Committee. The Governance and Nominating Committee has at times retained a third-party search firm to assist in identifying potential director candidates. The Committee will also consider director candidates recommended by stockholders to stand for election at the Annual Meeting of Stockholders, so long as such recommendations are submitted in accordance with the procedures described below under *"—Stockholder Recommendations for Director Candidates."*

In evaluating director candidates, the Chairman of the Governance and Nominating Committee and other members of the Committee, may conduct interviews with certain candidates and make recommendations to the Committee. Other members of the Board of Directors may also conduct interviews with director candidates upon request, and the Committee may retain, at its discretion, third-party consultants to assess the skills and qualifications of the candidates.

The Governance and Nominating Committee has not set specific, minimum qualifications that must be met by a director candidate. In evaluating candidates for recommendation to the Board of Directors, the Committee will consider the following factors, in addition to any other factors that it deems appropriate:

- whether the candidate is of the highest ethical character and shares our Company's values;
- whether the candidate's reputation, both personal and professional, is consistent with our image and reputation;

- whether the candidate's diverse characteristics, experiences, perspectives and skills would benefit the Board of Directors given the current composition of the Board of Directors;

- whether the candidate is "independent" as defined by Nasdaq listing standards and other applicable laws, rules or regulations regarding independence;

- whether the candidate qualifies as someone who is "financially sophisticated" or as an "audit committee financial expert" as described in the Nasdaq listing standards or any other applicable laws, rules or regulations;

- whether the candidate is free from material conflicts of interest that would interfere with the candidate's ability to perform the duties of a director or violate any applicable Nasdaq listing standards or other applicable laws, rules or regulations;

- whether the candidate's service as an executive officer of another company or on the boards of directors of other public companies would interfere with the candidate's ability to devote sufficient time to discharge his or her duties as a director; and

- if the candidate is an incumbent director, the director's overall service during the director's term, including the number of meetings attended, the level of participation and the overall quality of performance of the director.

The Governance and Nominating Committee assesses and reviews these guidelines with the Board of Directors each year and modifies them as appropriate. The Board of Directors also considers these guidelines in carrying out its responsibility for filling vacancies and selecting nominees for election as directors at Annual Meetings of Stockholders. All director candidates, including candidates appropriately recommended by stockholders, are evaluated in accordance with the process described above.

Stockholder Recommendations of Director Candidates

Stockholders who wish to recommend director candidates for consideration by the Governance and Nominating Committee may do so by mailing a written recommendation to the Chairman of the Governance and Nominating Committee, c/o Secretary, Lance, Inc., 13024 Ballantyne Corporate Place, Harris Building, Suite 900, Charlotte, North Carolina 28277. Such recommendation must include the following information:

- the name and address of the stockholder submitting the recommendation or the beneficial owner, if any, on whose behalf the recommendation is made and the director candidate;

- the class and number of shares of our stock that are owned beneficially and of record by the stockholder and, if applicable, the beneficial owner, including the holding period for such shares as of the date of the recommendation;

- sufficient biographical information concerning the director candidate, including a statement about the director's qualifications;

- all other information regarding each director candidate proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission;

- description of all arrangements or understandings among the stockholder and the candidate and any other person or persons pursuant to which the recommendation is being made; and

- a written consent of the candidate to be named in our proxy statement and to stand for election if nominated by the Board of Directors and to serve if elected by the stockholders.

Recommendations by stockholders for director candidates to be considered by the Governance and Nominating Committee for the 2011 Annual Meeting of Stockholders must be submitted by November 26, 2010. The

submission of a recommendation by a stockholder in compliance with these procedures will not guarantee the selection of the stockholder's candidate or the inclusion of the candidate in our proxy statement.

Our Bylaws also provide that nominations of persons for election to the Board of Directors may be made at any Annual Meeting of Stockholders by any stockholder entitled to vote on such election. Such nominations must be submitted in writing to our Secretary at our principal office at least 75 days, but not more than 105 days, before the first anniversary of the preceding year's annual meeting, and in accordance with the procedures specified in the Bylaws. The presiding officer at the Annual Meeting of Stockholders may refuse to accept the nomination of any person that is not submitted in compliance with such procedures.

Stockholder Communications with the Board of Directors

It is our policy that stockholders may, at any time, communicate with any of our directors by mailing a written communication to a director, c/o Secretary, Lance, Inc., 13024 Ballantyne Corporate Place, Harris Building, Suite 900, Charlotte, North Carolina 28277.

All communications received in accordance with these procedures will be reviewed by the Secretary and forwarded to the appropriate director or directors unless such communications are considered, in the reasonable judgment of the Secretary, to be improper for submission to the intended recipient. Examples of stockholder communications that would be considered improper for submission include communications that:

- do not relate to the business or affairs of our Company or the functioning or constitution of the Board of Directors or any of its committees;
- relate to routine or insignificant matters that do not warrant the attention of the Board of Directors;
- are advertisements or other commercial solicitations;
- are frivolous or offensive; or
- are otherwise not appropriate for delivery to directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

William R. Holland, Chairman, W. J. Prezzano, Dan C. Swander, Isaiah Tidwell and S. Lance Van Every served on the Compensation Committee in fiscal year 2009. None of the directors who served on the Compensation Committee in fiscal year 2009 served as one of our employees in fiscal year 2009 or has ever served as one of our officers. During fiscal year 2009, none of our executive officers served as a director or member of the Compensation Committee (or other committee performing similar functions) of any other entity of which an executive officer served on our Board of Directors or Compensation Committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed the below section titled *"Executive Officer Compensation—Compensation Discussion and Analysis"* with management, and, based on such review and discussions, recommended to the Board of Directors that the section be included in this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 26, 2009.

Submitted by the Compensation Committee of the Board of Directors.

William R. Holland, Chairman
W. J. Prezzano
Dan C. Swander
Isaiah Tidwell
S. Lance Van Every

AUDIT COMMITTEE REPORT

The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of Lance, Inc. ("Lance") and the integrated audits of its financial statements, including its compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Management has primary responsibility for Lance's financial statements and

the financial reporting processes, including its systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K with management, including a discussion of the quality and the acceptability of the financial reporting and controls.

The Committee discussed with the independent public accountants, who are responsible for expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality and the acceptability of Lance's financial reporting and controls and such other matters as are required to be discussed with the Committee under generally accepted auditing standards, including the matters required to be discussed by Statement of Auditing Standards No. 114. In addition, the Committee has received the written disclosures and letter from the independent public accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent public accountants' communications with the Audit Committee concerning independence, and has discussed with the independent public accountants the independent public accountants' independence from management and Lance.

The Committee approved in advance all audit and non-audit services for 2009. These services are outlined in more detail under *"Ratification of Selection of Independent Public Accountants"* below.

The Committee also discussed with Lance's internal audit accountants and independent public accountants the overall scope and plans for their respective audits. The Committee meets periodically with the internal audit accountants and independent public accountants, with and without management present, to discuss the results of their examinations and their evaluations of the internal controls and the overall quality of financial reporting of Lance.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the consolidated audited financial statements of Lance, Inc. be included in the Annual Report on Form 10-K for the fiscal year ended December 26, 2009 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors.

Jeffrey A. Atkins, Chairman
J. P. Bolduc
James W. Johnston
W. J. Prezzano
Isaiah Tidwell

DIRECTOR COMPENSATION

Directors who are employed by us or one of our subsidiaries receive no additional compensation for serving as directors. Directors who are not employed by us or one of our subsidiaries receive an annual fee of $40,000 plus $1,500 (and expenses) for each Board meeting attended. The Chairman of the Board receives an additional fee of $75,000 per year. Non-employee directors (other than the Chairman of the Board) who serve as Chairman of the Audit Committee receive an additional $10,000 per year and those who serve as Chairman of either the Compensation Committee or Governance and Nominating Committee receive an additional $7,500 per year. Non-employee directors (other than the Chairman of the Board) also receive $1,500 for each Committee meeting attended. The Chairman of the Board does not receive a fee for attending Committee meetings or for serving as a Committee Chairman.

Under the 2008 Director Stock Plan, which was approved by our stockholders on April 25, 2008, all non-employee directors serving on the 20th day of the month following our Annual Meeting of Stockholders each year automatically receive an award of up to 4,000 shares of restricted stock of the Company, as determined by the Board of Directors from time to time. In 2009, each non-employee director received an award of 3,000 shares of restricted stock. Non-employee directors who are first elected after June 1 and before December 31 of any year receive an automatic initial award of up to 4,000 shares of restricted stock on the 20th day of the month following the date when the director first commences service as a director, as determined by the Board of Directors from time to time.

Shares of restricted stock subject to awards under the 2008 Director Stock Plan vest 12 months after award. If a director ceases to serve as a director prior to such vesting date due to the director's death, or if there is a change of control of our Company prior to such vesting date, then the shares of restricted stock become fully vested on the date of the director's death or the date of the change of control, as the case may be. If the director ceases to serve as a director for any reason other than death before the vesting date, then the shares of restricted stock become vested on a pro-rata

basis at a rate of one-twelfth for each month the director served after the applicable award date. Directors have the right to receive dividends with respect to the restricted shares and to vote the shares prior to vesting.

Prior to 2008, non-employee directors received an annual award of 1,000 shares of restricted stock under the 2003 Director Stock Plan. Shares of restricted stock awarded under the 2003 Director Stock Plan vest on the later of 11 months after award or seven months after the director ceases to serve as a director. The 2003 Director Stock Plan expired on April 30, 2008.

Prior to 2003, non-employee directors were eligible to receive stock options under the Lance, Inc. 1995 Nonqualified Stock Option Plan for Non-Employee Directors (the "1995 Director Option Plan"). Under the 1995 Director Option Plan, each non-employee director received an initial option grant to purchase 2,500 shares of Common Stock upon becoming a director (exercisable after six months of service). The 1995 Director Option Plan also provided for annual option grants to purchase 4,000 shares of Common Stock on every May 1 to each non-employee director continuing in office (other than the initial year) which became exercisable after one year's service. There have been no options issued under the 1995 Director Option Plan for years ending after December 28, 2002.

The following table sets forth certain information regarding the compensation of the directors for fiscal year 2009.

Director Compensation Table
Fiscal Year 2009

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(4)	All Other Compensation ($)	Total ($)
Jeffrey A. Atkins	61,500	54,107	—	—	115,607
J. P. Bolduc	54,500	54,107	—	—	108,607
William R. Holland	60,500	54,107	—	—	114,607
James W. Johnston	51,500	54,107	—	—	105,607
W. J. Prezzano	119,000	54,107	—	—	173,107
David V. Singer(5)	—	—	—	—	—
Dan C. Swander	53,000	54,107	—	—	107,107
Isaiah Tidwell	57,500	54,107	—	—	111,607
S. Lance Van Every	51,500	54,107	—	—	105,607

(1) Amounts represent the aggregate amount of all fees earned or paid in cash for services as a director in fiscal year 2009.

(2) Amounts represent the dollar amounts recognized by us for financial statement reporting purposes in fiscal year 2009 with respect to outstanding restricted stock awards, except for purposes of this column we have disregarded estimates of forfeitures related to service-based vesting conditions. For additional information regarding the assumptions made in calculating these amounts, see pages 43 to 46 of the Annual Report on Form 10-K for the fiscal year ended December 26, 2009. There were no forfeitures of restricted stock awards in fiscal year 2009. As of December 26, 2009, the aggregate number of shares of restricted Common Stock outstanding for each of the directors (other than Mr. Singer) serving on such date was as follows: Mr. Atkins—5,000, Mr. Bolduc—5,000, Mr. Holland—8,000, Mr. Johnston—3,000, Mr. Prezzano—8,000, Mr. Swander—7,000, Mr. Tidwell—8,000 and Mr. Van Every—8,000.

(3) On May 20, 2009, each director (other than Mr. Singer) who was serving as a director on such date was granted 3,000 shares of restricted Common Stock under the 2008 Director Stock Plan, as described above. The grant date fair market value of each award was $62,910, computed in accordance with Generally Accepted Accounting Principles.

(4) There were no amounts recognized by us for financial statement reporting purposes in fiscal year 2009 with respect to outstanding option awards to directors. As of December 26, 2009, the aggregate number of shares underlying outstanding option awards for each of the directors serving on such date was as follows: Mr.

Atkins—0, Mr. Bolduc—0, Mr. Holland—12,000, Mr. Johnston—0, Mr. Prezzano—8,000, Mr. Swander—0, Mr. Tidwell—12,000 and Mr. Van Every—12,000. There were no option awards granted in fiscal year 2009.

(5) Mr. Singer is our President and Chief Executive Officer and therefore does not receive additional compensation for serving as a director. See the Outstanding Equity Awards at Fiscal Year-End table below for the outstanding equity awards held by Mr. Singer as of December 26, 2009.

EXECUTIVE OFFICER COMPENSATION

We have included below statements regarding future performance targets and measures for our Company. These performance targets and measures are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of future results.

Compensation Discussion and Analysis

The Compensation Committee of the Board of Directors is responsible for overall guidance for the compensation of all executive officers, including the executive officers named in the Summary Compensation Table. The Committee approves all annual compensation for the named executive officers, except for the Chief Executive Officer. For the Chief Executive Officer, the Committee determines, approves and recommends all annual compensation to the Board of Directors for final review and approval. The Compensation Committee has sole responsibility for and approves all long-term and stock-based compensation for executive officers. The following explains the material elements of our compensation program as it relates to the named executive officers.

Executive Compensation Philosophy and Objectives

The Compensation Committee's philosophy includes the following:

- Our executive compensation program is designed to attract, motivate, reward and retain executive talent with the skills and competencies to generate performance, both short and long-term, which exceeds the market;
- Total compensation will be based on the performance of our Company and the individual executive team member;
- Base salaries and incentive compensation will be influenced by our Company's performance as compared to the market and peer organizations;
- Our executive compensation program consists of base salary, annual incentive, long-term incentives and executive benefits and perquisites; and
- Our executive compensation should align the interests of our executives with those of our stockholders.

The primary objectives of our executive compensation program are:

- to align executives' interests with those of our stockholders by linking a substantial portion of compensation to annual and long-term performance measures;
- to attract and retain key executives and managers who are critical to our future success;
- to provide competitive total compensation commensurate with our performance;
- to motivate behaviors that lead to the successful achievement of specific sales, financial and operational goals that support our stated business strategy;
- to emphasize the link between performance and rewards for meeting predetermined, specific goals;
- to focus executives on operational effectiveness from both an earnings and investment perspective; and

- to promote a performance orientation and communicate to employees that greater responsibility and performance carries greater rewards and opportunities.

Determining Executive Compensation

The Committee conducts an annual review of performance and compensation during the first quarter of each year for the purpose of determining the compensation of the executive officers other than the Chief Executive Officer. As part of this review, the Chief Executive Officer submits recommendations to the Committee relating to the compensation of these officers. Following a review of those recommendations, the Committee approves the compensation of those officers, with such modifications to the Chief Executive Officer's recommendations as the Committee considers appropriate.

The Committee's review of the Chief Executive Officer's compensation is subject to separate procedures. With input from members of the Board of Directors and the Committee, the Chairman of the Committee, with the Chairman of the Board, evaluates the Chief Executive Officer's performance and reviews the evaluation with him. Then based on that evaluation and review, the Committee consults with its independent compensation consultants and determines and recommends to the Board of Directors the Chief Executive Officer's annual compensation and performance and annual objectives. The Chief Executive Officer is excused from meetings of the Committee during voting or deliberations regarding his compensation.

In setting compensation levels, the Committee considers all elements of the executive compensation program in total rather than each element in isolation. The Committee is guided by its own subjective judgment and those sources of information (including compensation surveys) that the Committee considers relevant. In 2008, the Committee retained its own executive compensation consultants, Pearl Meyer & Partners, to assist the Committee in its executive compensation decisions. The consultants were directed to provide a comprehensive analysis of executive compensation programs, analyze executive compensation and all elements thereof and compare our executive compensation to similar size companies in similar industries and to make recommendations with respect to our executive compensation programs. The consultants used data from comprehensive surveys and performed a peer group analysis using similar size food and snack food companies.

For 2009, the consultants used the 2008/2009 Watson Wyatt Survey Report on Top Management Compensation and the 2008 US Mercer Benchmark Database Executive Compensation Report data and its market analysis of our executive compensation. All elements of executive compensation were compared to market data from the food and kindred products industry and the manufacturing non-durable goods industry. Our executive compensation was also compared to a peer group consisting of 12 other companies in the food and snack food industries that were of similar size. The peer companies used in the analysis were our Company and Diamond Foods, Inc., Flowers Foods Inc., Green Mountain Coffee Roasters, Hain Celestial Group Inc., Hansen Natural Corp., J&J Snack Foods Corp, Lancaster Colony Corp., National Beverage Corp., Ralcorp Holdings Inc., J.M. Smucker Co., Tootsie Roll Industries Inc. and Treehouse Foods, Inc. Diamond Foods, Inc. was added in 2009 because of its similar industry, revenue and market capitalization as the Company. The members of the peer group were selected by the consultants based on industry, revenue and market capitalization similarity and input from the Committee. The Committee looks at the compensation of our Chief Executive Officer and the other named executive officers relative to the compensation paid to similarly situated executives at companies in the survey group, peer group and a market composite group. The Committee used these comparisons as a point of reference for measurement but not as the determinative factor in setting our executives' compensation.

In setting compensation, the Committee also reviews the compensation data and tables in the Executive Compensation section of our Proxy Statement as it is being prepared. The overall purpose of these reviews is to bring together in one place all of the elements of actual and potential future compensation of our named executive officers so that the Committee may analyze both the individual amounts of compensation, the mix of compensation and the total amounts of actual and projected compensation. In its most recent review, the Committee determined that the compensation amounts for our Chief Executive Officer and the other named executive officers remain consistent with the Committee's expectations and philosophy.

As a general principle, the Committee believes that compensation of the executive officers cannot always be based upon fixed formulas and that the prudent use of discretion in determining compensation will generally be in the best interests of our Company and its stockholders. Accordingly, from time to time in the exercise of its discretion, the Committee may approve changes in compensation that it considers to be appropriate to award

performance or otherwise to provide incentives toward achieving the objectives of our executive compensation program.

Elements of Executive Compensation

Our compensation program consists of the following elements: base salaries, annual incentive awards, long-term cash and equity compensation, and benefits and perquisites. The Chief Executive Officer, the Chief Financial Officer and the other named executive officers are also entitled to receive severance payments or other compensation upon the occurrence of certain events related to a termination of employment or change in control. See *"—Potential Payments upon Termination or Change in Control"* below.

Base Salaries. Base salaries are paid to provide executive officers with a base level of annual compensation and to achieve our objectives of attracting and retaining executives who are critical to our future success, rewarding performance and communicating to employees that greater responsibility carries greater rewards. Based on information and surveys provided by the Committee's compensation consultants, the Committee seeks to have base salaries for executive officers above the 50th percentile for the average comparable base salary for similar positions at similar companies as required to attract experienced executives. The Committee's decisions regarding adjustments to base salaries are also based on the responsibilities of the executives, the Committee's evaluation of the market demand for executives with similar capability and experience, and our corporate performance and the performance of each executive in relation to our strategic objectives. The Committee also seeks to strike an appropriate balance between fixed elements of compensation, such as base salaries, and variable performance-based elements.

In connection with the hiring of Mr. Singer as Chief Executive Officer in 2005, the Committee and the Board approved and we entered into an Executive Employment Agreement with Mr. Singer. See *"—Summary of Compensation and Grants of Plan-Based Awards—Employment and Other Agreements"* below. Mr. Singer's employment agreement provides for a base salary of $500,000, subject to increase at the discretion of the Board. In general, we believe Mr. Singer's compensation is consistent with the Committee's compensation philosophy and objectives.

On February 9, 2009, the Committee conducted its annual review of Mr. Singer's compensation. As a result of that review and the Committee's evaluation of our performance and the performance of Mr. Singer in 2008, the Committee approved and recommended to the Board of Directors an increase in his base salary to $660,000, a 10% increase, effective December 28, 2008. In determining the amount of the increase, the Committee considered market data, peer group analysis and recommendations provided by the Committee's compensation consultants, and his progress against identified priorities for 2008 which was a good year considering the increases in ingredient costs and the challenges in achieving price increases for our products in 2008. The increase in his base salary puts Mr. Singer's base salary between the 45th and 50th percentile of the market data.

On February 9, 2009, the Committee also conducted a compensation review for the other executive officers, including the other named executive officers. In connection with that review, Mr. Singer submitted recommendations to the Committee. Based on those recommendations, input from the Committee's compensation consultants and the Committee's evaluation of our performance and the performance of those individuals in 2008, the Committee made adjustments to the base salaries to be paid to the other executive officers for 2009 that ranged from 5% to 10%. These salary increases went into effect on December 28, 2008. Mr. Leake's base salary was increased 10% as a further step toward reaching a base salary level competitive with market data for his position. The base salaries of the named executive officers, other than the Chief Executive Officer, ranged from the 65th percentile to the 75th percentile of the market data.

Annual Performance Incentive Plan. An annual performance incentive compensation plan is provided for the executive officers, including the named executive officers, to achieve the Committee's objectives of:

- motivating behaviors that lead to the successful achievement of specific sales, financial and operational goals that support our stated business strategy and to align participants' interests with those of stockholders;
- emphasizing the link between performance and rewards for meeting predetermined, specific goals;
- focusing executives on operational effectiveness from both an earnings and investment perspective; and

- promoting a performance orientation and communicating to executives that greater responsibility carries greater rewards.

In setting target incentive awards under the plan, the Committee considers each executive's level of responsibility in relation to our annual and long-term objectives, recommendations of the Chief Executive Officer, and our obligations under the agreements with the Chief Executive Officer. The Committee sets target incentive awards at levels that are designed to link a substantial portion of each individual's total annual compensation to attaining the performance objectives discussed below in order to provide appropriate incentives to attaining those objectives.

Grants of annual incentive awards for each named executive officer are determined based primarily upon the attainment of pre-determined objectives with respect to financial performance measures for our business. Financial performance measures and objectives are determined based on our operating plan for the year in question. The operating plan is developed by management and approved by the Board of Directors.

At its meeting on February 9, 2009, the Committee approved an annual performance incentive plan for 2009 that included the executive officers' target incentive awards for 2009 and the targeted financial measures for 2009. This annual performance incentive plan was recommended to the Board of Directors, which approved Mr. Singer's participation in the plan on February 9, 2009. Mr. Singer's employment agreement provides for a target incentive award each year equal to 100% of base salary. Messrs. Puckett, Patcha, Thompson and Leake were assigned target incentive awards for 2009 of 50% of their respective base salaries. Our financial performance measures were changed from those for 2008 to put greater emphasis on earnings per share by increasing the weight from 30% to 45% so as to better align the interests of the named executive officers with those of our stockholders. For 2009, incentive compensation was based 35% on a Net Sales target of $915.7 million, 45% on a Corporate Earnings Per Share target of $1.10 per share, 10% on a Net Sales Per Route Improvement target of 10% and 10% on a Supply Chain Costs Reduction target of 25 basis points. See *"—Summary of Compensation and Grants of Plan-Based Awards"* below for additional information regarding the performance measures and the threshold, target and maximum incentive awards for the named executive officers.

The Committee maintains discretion to adjust performance measures and objectives for extraordinary items and other items as it deems appropriate. In setting the performance objectives, the Committee has elected to exclude from the performance measures acquisitions and special items considered to be one-time income or expense items.

On February 22, 2010, the Committee reviewed and approved the degree of attainment of our annual financial objectives for 2009. For 2009, we achieved 109% of our target. All of the named executive officers attained 109% of their target incentive.

Based on this performance, the Committee awarded a $719,400 cash incentive award to Mr. Singer for 2009. The Committee also awarded cash incentive awards to each of the other named executive officers based upon the degree of attainment of our financial objectives for 2009. See the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for the amounts of those cash incentive awards.

Long-Term Cash and Equity Compensation. The Committee administers our 1997 Incentive Equity Plan, our 2003 Key Employee Stock Plan and our 2007 Key Employee Incentive Plan. There were no additional shares available to grant under the 1997 Incentive Equity Plan or the 2003 Key Employee Stock Plan as of February 1, 2010.

The Committee is authorized to grant restricted stock awards, stock options and other awards that are provided for under our 1997 Incentive Equity Plan, our 2003 Key Employee Stock Plan and our 2007 Key Employee Incentive Plan to such of our employees and employees of our subsidiaries as the Committee determines to be eligible for awards. Awards granted to an individual are based upon a number of factors, including the recipient's position, salary and performance as well as our overall corporate performance. Both the 1997 Incentive Equity Plan and the 2003 Key Employee Stock Plan have expired and there were no additional shares available for award under these Plans as of February 1, 2010.

The stock plans are intended to achieve our objectives of:

- aligning executives' interests with those of our stockholders by linking a substantial portion of compensation to long-term performance measures;
- attracting and retaining key executives and managers who are critical to our future success; and
- providing competitive total compensation commensurate with our performance.

Awards are made under these plans as long-term incentive compensation to executives and other key employees when the Committee feels such awards are appropriate.

We expect that individuals who receive these awards will retain a substantial portion of the shares awarded to them to foster a mutuality of interests with our stockholders. In 2007, our Board of Directors, upon recommendation of the Compensation Committee, adopted stock ownership guidelines for the Board of Directors, officers and senior managers of our Company. The guidelines generally provide that the Board of Directors, our officers and our senior managers retain 50% of shares of our Common Stock received under our equity grants to them, net of required income tax withholding. The ownership targets range from two times base salary to one-half times base salary for officers and are two times annual retainer for members of the Board of Directors.

The Committee makes awards under these stock plans both to reward short-term performance with equity-based compensation and to motivate the recipient's long-term performance. The Committee generally follows the practice of making annual awards to individuals who are determined to be eligible to participate in these plans.

Each year, the Committee adopts a Three-Year Incentive Plan for Officers that includes a performance period that covers the current year and the two following years. At its meeting on February 23, 2009, the Committee adopted the 2009 Three-Year Plan for the three fiscal years 2009 through 2011. Each participant in the 2009 Three-Year Plan was assigned a target incentive, based on the participant's level of responsibility, position and recommendations from the Committee's compensation consultants. Mr. Singer's target incentive was based on his Executive Employment Agreement, as amended, and a recommendation from the Committee's compensation consultants. The following target incentives were assigned to our named executive officers: Mr. Singer—$1,296,000, Mr. Puckett—$330,800, Mr. Patcha—$281,300, Mr. Thompson—$247,300 and Mr. Leake—$257,000. The target incentive awards were determined by the Committee consistent with their practice and philosophy of providing that a substantial portion of total compensation for executive officers be long-term incentive compensation.

For 2009, the Committee granted each named executive officer (i) nonqualified stock options valued at 35% of his target incentive, (ii) restricted shares of Common Stock valued at 30% of his target incentive and (iii) a performance award with a target equal to 35% of his target incentive. The performance award is based on target levels of the average of Net Sales for the 2009 and 2010 fiscal years, the average of Corporate Earnings Per Share for the 2009 and 2010 fiscal years and the average of Return On Capital Employed for the 2009 and 2010 fiscal years. The performance awards are calculated 35% on a Net Sales target of $940 million, 40% on a Corporate Earnings Per Share target of $1.25 and 30% on a Return On Capital Employed target of 12.5%, subject to threshold and maximum levels of Net Sales, Earnings Per Share and Return On Capital Employed and percentage payout of the performance award. The performance awards will be made two-thirds in Common Stock and one-third in restricted stock. The performance measures were selected by the Committee based on our strategic plans for the 2009 and 2010 fiscal years to further align the named executive officers performance with the strategic plan. The 2009 Three-Year Plan is described in greater detail under *"—Summary of Compensation and Grants of Plan-Based Awards—2009 Three-Year Plan"* below.

At its meeting on February 23, 2009, pursuant to the 2009 Three-Year Plan the Committee awarded nonqualified stock options and restricted stock to the named executive officers as follows:

Name	Nonqualified Stock Option Shares	Restricted Stock Shares
David V. Singer	92,196	17,910
Rick D. Puckett	23,532	4,572
Glenn A. Patcha	20,010	3,888
Blake W. Thompson	17,592	3,417
Earl D. Leake	18,282	3,552

On February 23, 2009, the Committee reviewed performance and eligibility for awards under the 2006 Three-Year Plan. On February 22, 2010, the Committee reviewed performance and eligibility for awards under the 2007 Three-Year Plan. The Committee determined that no incentive awards had been earned under the 2006 Three-Year Plan or the 2007 Three-Year Plan.

On February 23, 2009, the Committee made awards under the performance award component of the 2008 Three-Year Plan to the named executive officers, based on the attainment of predetermined performance goals with respect to our net sales increase in 2008. The Company achieved 252% of the aggregate target under the 2008 Three-Year Plan in that net sales were $838 million against the target of $800 million. In accordance with the 2008 Three-Year Plan, the performance awards were settled in Restricted Stock in February 2009. One-third of such shares of Restricted Stock vested upon settlement. An additional one-third will vest in February 2010 and the remaining one-third will vest in February 2011.

The named executive officers were awarded the following:

Name	Restricted Stock Shares
David V. Singer	40,626
Rick D. Puckett	9,549
Glenn A. Patcha	7,761
Blake W. Thompson	7,251
Earl D. Leake	7,839

On March 16, 2006, the Committee adopted the 2006 Five-Year Performance Equity Plan for Officers and Senior Managers which covers the five-year period beginning in 2006 and ending in 2010. This Plan is a one-time grant of performance equity units, each equivalent to one share of Common Stock and related dividend equivalents. Each of the performance equity units and related dividend equivalent units which vest during the five-year period will be settled by delivery of one share of our Common Stock. These performance equity units will be subject to forfeiture if the participant leaves our employ during the five-year period except as a result of death, disability or retirement in which case the participant will receive a pro rata portion of the award. Under the Five-Year Plan, no awards vest unless the cumulative total return on our Common Stock for the five years ending December 31, 2010 exceeds the cumulative total return on the Russell 2000 Index over the same period. See *"—Summary of Compensation and Grants of Plan-Based Awards—2006 Five-Year Plan"* below.

The Five-Year Plan and the amounts of the award were developed by our management in consultation with the Company's compensation consultants and members of the Committee.

Benefits and Perquisites. We provide our employees, including the named executive officers, with a benefit program that the Committee believes is reasonable, competitive and consistent with the objectives of the compensation program of attracting and retaining key executives and managers who are critical to our future success.

Our executive officers, including the named executive officers, are eligible to participate in our group insurance program, which includes group health, dental, vision, life and long-term disability insurance on the same basis as other employees. Other benefits for all employees include a profit-sharing retirement plan, 401(k) plan, employee stock purchase plan, paid sick leave, paid holidays and paid vacations. In addition, the named executive officers may participate in a benefit restoration plan which provides amounts that exceed the regulatory limits on contributions to our Profit Sharing Retirement Plan, term life insurance, disability insurance and automobile allowances. Also, the named executive officers receive financial, medical and tax planning reimbursement up to $5,000 annually. In addition, Mr. Singer receives reimbursement for a country club membership and an income tax gross up for such reimbursement as provided in his Executive Employment agreement. For additional information regarding the benefits and perquisites received by the named executive officers in 2009, see Note 11 to the Summary Compensation Table.

The Committee reviews and approves annually all perquisites paid by us to our executive officers.

Payments and Benefits upon Termination or Change in Control. The Chief Executive Officer, the Chief Financial Officer and the other named executive officers are entitled under their employment or severance agreements to severance payments in connection with the occurrence of certain events. These provisions were negotiated by us and approved by the Committee and the Board of Directors in connection with the hiring of Mr.

Singer, Mr. Patcha, Mr. Puckett and Mr. Thompson. A severance agreement was negotiated and approved by the Committee and the Board of Directors for Mr. Leake after many years of employment with us. In December 2009, the Committee approved a Retirement Agreement with Mr. Leake who will retire on March 31, 2011. The Retirement Agreement, which is effective January 15, 2010, is described under *"—Retirement Benefits* and *—Potential Payments upon Termination or Change in Control"* below. Pursuant to the Retirement Agreement, Mr. Leake's severance agreement and change in control agreement were terminated in exchange for the continuation of his supplemental retirement benefits under his prior severance agreement, his base salary and annual incentive compensation through 2010. The Committee approved the Retirement Agreement based on the terms of Mr. Leake's prior severance agreement and 35 years of service to our Company.

In 1997, with the assistance of the Company's compensation consultants, Hewitt Associates LLC, the Compensation Committee and the Board of Directors approved Benefits Agreements for certain key executive officers in the event of a change in control of our Company. These agreements were designed to allow the executive officers to continue to focus on the operation of the business of our Company and to act in the best interests of our stockholders rather than focus on their own employment status in the event of a potential change in control. The triggering events under these Benefits Agreements were selected to provide the executive benefits in the event the new owner of our Company did not continue the employment of the executive or otherwise made their position untenable. Under these Benefits Agreements, the executive would receive in a lump sum an amount including his accrued base salary and benefits, an amount equal to three times his base salary plus three times the greater of his prior year actual bonus or current year target bonus and an accrued bonus payment based on the greater of his prior year actual incentive or current year target incentive under our Annual Performance Incentive Plan plus additional benefits as described in more detail under *"—Potential Payments upon Termination or Change in Control"* below. There is also a "gross up" amount payable to the executive based on the Federal excise taxes payable by him.

Mr. Singer's Executive Employment Agreement, as amended, provides that in an event of his termination without cause prior to a change in control, he would receive his accrued base salary, an amount equal to two times his base salary plus two times his current year incentive under our Annual Performance Incentive Plan, his accrued incentive based on current year performance under our Annual Performance Incentive Plan and pro rata payments under the Company's long-term incentive plans plus other benefits specified under *"—Potential Payments upon Termination or Change in Control"* below. Mr. Singer's change in control benefits are likewise designed to allow Mr. Singer to continue to focus on the operation of the business of our Company and to act in the best interest of our stockholders rather than focus on his own employment status in the event of a potential change in control.

The severance agreements for Messrs. Puckett, Patcha and Thompson provide for payment of accrued base salary and benefits, an amount equal to one year's base salary plus their respective current year target bonus and accrued bonus payment based on the greater of their respective prior year actual bonus or current year target bonus.

Section 162(m) of the Internal Revenue Code

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, a public company is generally not entitled to deduct non-performance based compensation paid to its named executive officers for Federal income tax purposes to the extent any such individual's compensation in any year exceeds $1.0 million. Special rules apply for "performance based" compensation, including the pre-approval of performance goals applicable to that compensation. In 2007, the stockholders of the Corporation approved the 2007 Key Employee Incentive Plan which is expected to qualify certain elements of compensation for the performance-based exception to the limitations under Section 162(m).

The Committee considers the Section 162(m) rules when it structures our executive compensation program. Annual performance incentive awards and stock options and performance awards under the Three-Year Incentive Plan are designed to be fully deductible as "performance based" compensation under Section 162(m). Other elements of compensation, including restricted stock awards as part of the Three-Year Incentive Plan, are not intended to be "performance based" compensation under Section 162(m), and some portion of that compensation may not be fully deductible as a result of Section 162(m). However, in order to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy that all compensation must be deductible for Federal income tax purposes.

Summary of Compensation and Grants of Plan-Based Awards

The following table sets forth certain compensation information for the fiscal years ended December 26, 2009, December 27, 2008 and December 29, 2007 concerning our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers, which we refer to as the "named executive officers."

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(2)(4)	Option Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(11)	Total ($)
David V. Singer	2009	660,000	—	2,309,132	409,187	719,400(5)	—	90,540	4,188,259
President and Chief	2008	600,000	—	2,384,782	412,006	769,200(6)	—	80,403	4,246,391
Executive Officer	2007	550,000	—	1,230,368	286,513	571,200(7)	—	75,383	2,713,464
Rick D. Puckett	2009	401,310	—	450,606	122,294	218,800(5)	—	49,836	1,242,846
Executive Vice	2008	382,200	—	545,199	85,107	245,000(6)	—	44,746	1,302,252
President, Chief Financial Officer, Treasurer and Secretary	2007	367,500	—	314,939	45,484	178,300(7)	—	35,087	941,310
Glenn A. Patcha	2009	360,360	—	495,054	103,998	196,400(5)	—	42,649	1,198,461
Senior Vice	2008	343,200	—	460,696	65,144	220,000(6)	—	46,563	1,135,603
President	2007	323,654	20,000(8)	287,111	55,272	149,300(7)	—	212,193	1,047,530
Blake W. Thompson	2009	300,300	—	321,849	81,973	163,700(5)	—	39,258	907,080
Senior Vice	2008	286,000	—	377,364	54,119	183,300(6)	—	35,612	936,395
President	2007	275,000	—	217,423	26,273	133,600(7)	—	34,203	686,499
Earl D. Leake (9)	2009	280,500	—	315,854	63,517	152,900(5)	229,668(10)	37,161	1,079,600
Senior Vice	2008	255,000	—	293,904	34,431	163,500(6)	143,375(10)	30,894	921,104
President	2007	225,000	—	128,147	8,659	112,300(7)	111,585(10)	30,592	616,283

(1) Amounts represent the dollar amounts recognized by us for financial statement reporting purposes with respect to outstanding stock awards and potential performance awards based on the achievement of target goals, except for purposes of this column we have disregarded estimates of forfeitures related to service-based vesting conditions. There were no forfeitures of restricted stock awards for the named executive officers in any of the fiscal years presented.

(2) For additional information regarding the assumptions made in calculating these amounts, see pages 43-46 of our Annual Report on Form 10-K for the fiscal year ended December 26, 2009.

(3) Amounts represent the dollar amounts recognized by us for financial statement reporting purposes with respect to outstanding option awards, except for purposes of this column we have disregarded estimates of forfeitures related to service-based vesting conditions. There were no forfeitures of option awards for the named executive officers in any of the fiscal years presented.

(4) Amounts shown for 2008 were adjusted to include expense recognized for the performance award component under the 2008 Three-Year Incentive Plan. The performance awards were settled in Common Stock in February 2009.

(5) Amounts represent cash incentive awards earned under the 2009 Annual Plan. For additional information regarding the 2009 Annual Plan, see the Grants of Plan Based Awards table and *"—2009 Annual Plan"* below.

(6) Amounts represent cash incentive awards earned under the 2008 Annual Plan. For additional information see the Summary Compensation Table of our proxy statement for our 2009 Annual Meeting of Stockholders.

(7) Amounts represent cash incentive awards earned under the 2007 Annual Plan and the 2005 Three-Year Plan. For additional information, see the Summary Compensation Table of our proxy statement for our 2008 Annual Meeting of Stockholders.

(8) Amount represents bonus paid in connection with our initial employment of the executive officer.

(9) Mr. Leake was not a named executive officer for fiscal year 2007.

(10) Amounts represent changes during the applicable fiscal year in the actuarial present value of Mr. Leake's supplemental retirement benefits under his Severance Agreement.

(11) For fiscal year 2009, the amounts set forth under All Other Compensation consist of the following:

Benefits and Perquisites	**Mr. Singer**	**Mr. Puckett**	**Mr. Patcha**	**Mr. Thompson**	**Mr. Leake**
Company contributions to Profit-Sharing Retirement Plan	$7,963	$7,963	$7,963	$7,963	$8,575
Company contributions to Employee Stock Purchase Plan	—	260	—	—	520
Company contributions to 401(k) Plan	6,125	6,125	5,876	6,125	6,125
Company contributions to Deferral and Benefit Restoration Plan	38,487	13,043	10,197	7,755	4,104
Term life insurance premiums	4,416	5,445	1,638	1,815	3,069
Country club dues	10,217	—	—	—	—
Automobile allowances	18,000	15,600	15,600	15,600	13,068
Financial planning and tax services	—	1,400	1,375	—	1,700
Tax gross-ups	5,332	—	—	—	—
Totals	$90,540	$49,836	$42,649	$39,258	$37,161

The following table sets forth certain information concerning grants of plan-based awards to the named executive officers in fiscal year 2009.

Grants of Plan-Based Awards
Fiscal Year 2009

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold ($)**	**Target ($)**	**Maximum ($)**				
David V. Singer	N/A(2)	330,000	660,000	1,320,000	—	—	—	—	—	—	—
	2/23/09(3)	—	—	—	226,800	453,600	1,134,000	—	—	—	453,600
	2/23/09(4)	—	—	—	—	—	—	17,910	—	—	388,826
	2/23/09(5)	—	—	—	—	—	—	—	92,196	21.71	455,448
Rick D. Puckett	N/A(2)	100,350	200,700	401,400	—	—	—	—	—	—	—
	2/23/09(3)	—	—	—	57,900	115,800	289,500	—	—	—	115,800
	2/23/09(4)	—	—	—	—	—	—	4,572	—	—	99,258
	2/23/09(5)	—	—	—	—	—	—	—	23,532	21.71	116,248
Glenn A. Patcha	N/A(2)	90,100	180,200	360,400	—	—	—	—	—	—	—
	2/23/09(3)	—	—	—	49,250	98,500	246,250	—	—	—	98,500
	2/23/09(4)	—	—	—	—	—	—	3,888	—	—	84,408
	2/23/09(5)	—	—	—	—	—	—	—	20,010	21.71	98,849
Blake W. Thompson	N/A(2)	75,100	150,200	300,400	—	—	—	—	—	—	—
	2/23/09(3)	—	—	—	43,300	86,600	216,500	—	—	—	86,600
	2/23/09(4)	—	—	—	—	—	—	3,417	—	—	74,183
	2/23/09(5)	—	—	—	—	—	—	—	17,592	21.71	86,904
Earl D. Leake	N/A(2)	70,150	140,300	280,600	—	—	—	—	—	—	—
	2/23/09(3)	—	—	—	45,000	90,000	225,000	—	—	—	90,000
	2/23/09(4)	—	—	—	—	—	—	3,552	—	—	77,114
	2/23/09(5)	—	—	—	—	—	—	—	18,282	21.71	90,313

(1) The amounts set forth in this column represent the grant date fair market value of stock awards and option awards computed in accordance with generally accepted accounting principles. For additional information regarding the assumptions made in the valuation of these awards, see page 31 of our Annual Report on Form 10-K for the fiscal year ended December 26, 2009.

(2) The amounts shown in these rows reflect the threshold, target and maximum incentive awards under the 2009 Annual Plan, as described below.

(3) The amounts shown in these rows reflect the threshold, target and maximum incentive awards under the performance award component of the 2009 Three-Year Plan, as described below. Target performance awards are denominated in dollars but are paid in Common Stock.

(4) This amount reflects a grant of restricted stock under the 2009 Three-Year Plan, as described below.

(5) This amount reflects a grant of stock options under the 2009 Three-Year Plan, as described below.

The following is a summary of certain material information necessary to an understanding of the Summary Compensation Table and Grants of Plan Based Awards table above, including certain material terms of our compensation plans and arrangements.

2009 Annual Plan. On February 9, 2009, the Compensation Committee adopted and approved the Lance, Inc. 2009 Annual Performance Incentive Plan for Officers (the "2009 Annual Plan") under the Lance, Inc. 2007 Key Employee Incentive Plan. The 2009 Annual Plan provided certain of our officers annual cash incentive awards based on the achievement of specified goals with respect to the following performance measures: (1) Net Sales, (2) Corporate Earnings Per Share ("Corporate EPS"), (3) Sales Per Route Improvement, and (4) Supply Chain Costs Reduction. Each participant was assigned a target incentive based on a percentage of current base salary. The following target incentives were assigned to our named executive officers: Mr. Singer—$660,000, Mr. Puckett—$200,700, Mr. Patcha—$180,200, Mr. Thompson—$150,200 and Mr. Leake—$140,300.

With respect to each performance measure, the Compensation Committee established (1) a threshold level of performance under which each participant was entitled to 50% of the weighted target incentive, (2) a target level of performance under which each participant was entitled to 100% of the weighted target incentive and (3) a maximum level of performance under which each participant was entitled to a maximum payment of 200% of the weighted target incentive. Annual incentive payments were calculated on a straight line basis between the threshold and target level and between the target and maximum level for each performance measure. No award payments were made unless the threshold for the applicable performance measure was reached.

The applicable weights and threshold, target and maximum levels were assigned to each performance measure as follows:

		Performance Objectives		
Performance Measure	Weight	Threshold	Target	Maximum
Net Sales	35%	$865 million	$915.7 million	$965 million
Corporate EPS	45%	$0.80	$1.10	$1.40
Sales Per Route Improvement	10%	1%	10%	15%
Supply Chain Costs Reduction	10%	1 bps	25 bps	125 bps

Each of the performance measures, excluding special items which are one-time income or expense items, is defined in the 2009 Annual Plan as follows:

(a) "Net Sales" is defined as sales and other operating revenue, net of returns, allowances, discounts and other sales deduction items, as audited and reported in our Form 10-K for the 2009 fiscal year.

(b) "Corporate EPS" is defined as our fully diluted earnings per share as audited and reported in our Form 10-K for the 2009 fiscal year.

(b) "Sales Per Route Improvement" is defined as the percentage improvement in gross sales through our direct-store-delivery ("DSD") system divided by 52 and divided by the average number of routes in the DSD system for the 2009 fiscal year over that for the 2008 fiscal year.

(c) "Supply Chain Costs Reduction" is defined as the percentage reduction, expressed in percentage points or basis points, in total manufacturing conversion costs plus total costs of shipping and distribution, excluding DSD costs, divided by total net sales for the 2009 fiscal year over that for the 2008 fiscal year.

The cash incentive awards are adjusted by the Compensation Committee for extraordinary events such as acquisitions, dispositions, required accounting adjustments or similar events as specified in the Lance, Inc. 2007 Key Employee Incentive Plan and the 2009 Annual Plan.

Based on our performance in 2009, each of the named executive officers was paid a cash incentive award under the 2009 Annual Plan as described in Note 5 to the Summary Compensation Table above. The 2009 Annual Plan also provided for pro rata payouts of incentive awards if a participant was terminated under certain circumstances or in the event of a change in control of our Company. For additional information regarding these provisions, see "—*Potential Payments upon Termination or Change in Control*" below.

2009 Three-Year Plan. On February 23, 2009, the Compensation Committee adopted and approved the Lance, Inc. 2009 Three-Year Performance Incentive Plan for Officers and Key Managers (the "2009 Three-Year Plan") under the Lance, Inc. 2007 Key Employee Incentive Plan. Each participant in the 2009 Three-Year Plan was assigned a target incentive award. The following target incentives were assigned to our named executive officers: Mr. Singer—$1,296,000, Mr. Puckett—$330,800, Mr. Patcha—$281,300, Mr. Thompson—$247,300 and Mr. Leake—$257,000.

In accordance with the 2009 Three-Year Plan, each named executive officer was granted (i) nonqualified stock options valued at 35% of his target incentive, (ii) restricted shares of Common Stock valued at 30% of his target incentive, and (iii) a performance award with a target payout equal to 35% of his target incentive.

Each stock option granted under the 2009 Three-Year Plan has an exercise price of $21.71 and vests in three equal annual installments beginning February 23, 2010. The number of stock options granted to each participant was equal to the dollar value of his stock option incentive divided by the Black-Scholes value of the stock options on the grant date. Each share of restricted stock granted on February 23, 2009 also vests in three substantially equal annual installments beginning February 23, 2010. The number of shares of restricted stock granted to each participant was equal to the dollar value of the participant's restricted stock incentive divided by the closing price of the Common Stock on the grant date ($21.71).

Payouts under the performance award component of the 2009 Three-Year Plan will determined based on the attainment of certain predetermined performance goals for 2009 and 2010 with respect to the following performance measures: (1) Net Sales, (2) Corporate Earnings Per Share and (3) Return on Capital Employed. With respect to each performance measure, the Compensation Committee established (1) a threshold level of performance under which each participant was entitled to 50% of his performance award target, (2) a target level of performance under which each participant was entitled to 100% of his performance award target, and (3) a maximum level of performance under which each participant was entitled to a maximum payment of 250% of his performance award target. Payments under the performance award portion of the target incentive were calculated on a straight line basis between the threshold and target level and between the target and maximum level for net sales. No award payments will be made unless the threshold for the applicable performance measure was reached.

The applicable weights and threshold, target and maximum levels were assigned to each performance measure as follows:

		Performance Objectives		
Performance Measure	Weight	Threshold	Target	Maximum
Net Sales	30%	$920 million	$940 million	$975 million
Corporate EPS	40%	$1.00	$1.25	$1.50
Return on Capital Employed	30%	11%	12.5%	14.9%

Each of the performance measures, excluding special items which are one-time income or expense items, is defined in the 2009 Three-Year Plan as follows:

(a) "Net Sales" is defined as the average sales and other operating revenue, net of returns, allowances, discounts and other sales deduction items, as audited and reported in our Form 10-K for the 2009 and 2010 fiscal years.

(b) "Corporate EPS" is defined as the average of our fully diluted earnings per share as audited and reported in our Form 10-K for the 2009 and 2010 fiscal years.

(c) "Return on Capital Employed," or "ROCE," is defined as the average ROCE, as audited and reported in our Forms 10-K for the 2009 and 2010 fiscal years, calculated as follows:

$$\frac{\text{Operating Income x (1 – Tax Rate)}}{\text{Average Equity + Average Net Debt}}$$

For purposes of this calculation, "Operating Income" means our actual earnings before interest and taxes excluding other income and expenses; "Tax Rate" means our actual total effective income tax rate; and "Average Net Debt" means our average debt less average cash.

The performance awards are adjusted by the Compensation Committee for extraordinary events such as acquisitions, dispositions, required accounting adjustments or similar events as specified in the Lance, Inc. 2007 Key Employee Incentive Plan and the 2009 Three-Year Plan. In accordance with the 2009 Three-Year Plan, if performance awards are earned, two-thirds will be payable in Common Stock and one-third will be payable in restricted Common Stock that vests one year after the award date.

The 2009 Three-Year Plan also provides for accelerated vesting and pro rata payouts of awards if a participant is terminated under certain circumstances or in the event of a change in control of our Company. For additional information regarding these payments, see "*—Potential Payments upon Termination or Change in Control*" below.

2008 Three-Year Plan. On February 21, 2008, the Compensation Committee adopted and approved the Lance, Inc. 2008 Three-Year Performance Incentive Plan for Officers and Key Managers (the "2008 Three-Year Plan") under the Lance, Inc. 2007 Key Employee Incentive Plan. Each participant in the 2008 Three-Year Plan was assigned a target incentive award. The following target incentives were assigned to our named executive officers: Mr. Singer—$1,000,000, Mr. Puckett—$235,000, Mr. Patcha—$191,000, Mr. Thompson—$178,500 and Mr. Leake—$193,000.

In accordance with the 2008 Three-Year Plan, each named executive officer was granted (i) nonqualified stock options valued at 35% of his target incentive, (ii) restricted shares of Common Stock valued at 30% of his target incentive, and (iii) a performance award with a target payout equal to 35% of his target incentive.

Each stock option granted under the 2008 Three-Year Plan has an exercise price of $16.77 and vests in three equal annual installments beginning February 21, 2009. The number of stock options granted to each participant was equal to the dollar value of his stock option incentive divided by the Black-Scholes value of the stock options on the grant date. Each share of restricted stock granted on February 21, 2008 also vests in three equal annual installments beginning February 21, 2009. The number of shares of restricted stock granted to each participant was equal to the dollar value of the participant's restricted stock incentive divided by the closing price of the Common Stock on the grant date ($16.77).

Payouts under the performance award component of the 2008 Three-Year Plan were determined based on the attainment of certain predetermined performance goals with respect to our net sales for 2008. The Compensation Committee established (1) a threshold level of net sales ($770 million) under which each participant was entitled to 50% of his performance award target, (2) a target level of net sales ($800 million) under which each participant was entitled to 100% of his performance award target, and (3) a maximum level of net sales ($875 million) under which each participant was entitled to a maximum payment of 400% of his performance award target. Payments under the performance award portion of the target incentive were calculated on a straight line basis between the threshold and target level and between the target and maximum level for net sales. No award payments were made unless the threshold for the applicable performance measure was reached.

The performance awards are adjusted by the Compensation Committee for extraordinary events such as acquisitions, dispositions, required accounting adjustments or similar events as specified in the Lance, Inc. 2007 Key Employee Incentive Plan and the 2008 Three-Year Plan. In accordance with the 2008 Three-Year Plan, each of the performance awards was settled in Common Stock in February 2009. One-third of such shares of Common Stock vested upon settlement. An additional one-third will vest in February 2010 and the remaining one-third will vest in February 2011.

The 2008 Three-Year Plan also provides for accelerated vesting and pro rata payouts of awards if a participant is terminated under certain circumstances or in the event of a change in control of our Company. For additional information regarding these payments, see "*—Potential Payments upon Termination or Change in Control*" below.

2007 Stock Option Plan. On March 8, 2007, the Compensation Committee adopted and approved the Lance, Inc. 2007 Stock Option Plan for Officers and Key Managers (the "2007 Stock Option Plan"). Under the 2007 Stock Option Plan, certain officers and key managers were granted stock option awards based on a percentage of base salary. The named executive officers were granted options under the plan with respect to the following number of shares of Common Stock: Mr. Puckett—16,260, Mr. Patcha—14,601, Mr. Thompson—12,168 and Mr. Leake—9,957. Each option granted under the plan has an exercise price of $19.70 with respect to each share of Common Stock and vests in three equal annual installments beginning on March 8, 2008. The term of each option is seven years.

For information regarding the vesting and exercise of options granted under the 2007 Stock Option Plan if a participant is terminated or in the event of a change in control of our Company, see "*—Potential Payments upon Termination or Change of Control*" below.

2007 Three-Year Plan. On February 8, 2007, the Compensation Committee adopted and approved the Lance, Inc. 2007 Three-Year Performance Incentive Plan for Officers (the "2007 Three-Year Plan"). Under the 2007 Three-Year Plan, each participant was assigned a target incentive award based on a percentage of current base salary. Each of the named executive officers was assigned a target incentive award of 25% of base salary, except for Mr. Singer who was assigned a target incentive award of 30% of base salary pursuant to the terms of his Employment Agreement.

Incentive awards could be earned under the 2007 Three-Year Plan based on our three-year average "Return on Capital Employed." Return on Capital Employed was calculated for each fiscal year during the fiscal years 2007 through 2009 as follows:

$$\frac{\text{(Net Income + Interest Expense) x (1 – Tax Rate)}}{\text{Average Equity + Average Net Debt}}$$

For purposes of this calculation, the "Tax Rate" means our actual total effective income tax rate and "Average Net Debt" means our average debt less average cash.

With respect to average Return on Capital Employed, the Compensation Committee established (1) a threshold level of performance of 11% under which each participant would have been entitled to a bonus award of 50% of the target incentive, (2) a target level of performance of 12% under which each participant would have been entitled to 100% of the target incentive and (3) a maximum level of performance of 14% under which each participant would have been entitled to the maximum payment of 400% of the target incentive.

Based on audited financial statements for the fiscal years 2007 through 2009, any awards would have been payable in early 2010. No awards were earned or paid under the 2007 Three-Year Plan.

The 2007 Three-Year Plan also provided for pro rata payouts of incentive awards if a participant was terminated under certain circumstances or in the event of a change in control of our Company. For additional information regarding these potential payments, see "*—Potential Payments upon Termination or Change in Control*" below.

2006 Five-Year Plan. On March 16, 2006, the Compensation Committee adopted and approved the Lance, Inc. 2006 Five-Year Performance Equity Plan for Officers and Senior Managers (the "2006 Five-Year Plan"). The plan provides for the award of performance equity units, each equivalent to one share of our Common Stock, to certain of our key executive officers. Each of Messrs. Puckett, Thompson and Leake were granted performance equity units under the plan in 2006. Mr. Patcha was granted performance equity units under the plan in 2007. Mr. Singer does not participate in the 2005 Five-Year Plan because of his restricted stock unit award received in connection with his employment by us.

The performance measure under the plan is the comparison of the cumulative total return (with dividends reinvested) on $100 invested in our Common Stock over five years ending December 31, 2010 as compared to the cumulative total return (with dividends reinvested) on $100 invested in the Russell 2000 Index over the same five years. If the cumulative return on our Common Stock over the five year period equals the cumulative total return on the Russell 2000 Index over the same period, the participants will receive and vest in 41.67% of their performance equity units. If the cumulative total return on our Common Stock exceeds that on the Russell 2000 Index by $10, the participants will vest in and receive 83.33% of their units. If the cumulative total return on our Common Stock exceeds the Russell 2000 Index by $15 or more, participants will vest in and receive 100% of their performance equity units.

If we declare a cash dividend on our Common Stock during the five-year period, each participant will also be credited as of the applicable dividend payment date with an additional number of performance equity units equal to (a) the total cash dividend the participant would have received if their performance equity units had been actual shares of our Common Stock, divided by (b) the closing price of one share of our Common Stock on the applicable dividend payment date.

Award payments will be calculated after the Compensation Committee has reviewed the performance level achieved through December 31, 2010 and will be paid in shares of our Common Stock. The 2006 Five-Year Plan also provides for pro rata payouts of incentive awards if a participant is terminated under certain circumstances or in the event of a change in control of our Company. For additional information regarding these payments, see "*—Potential Payments upon Termination or Change in Control*" below.

Employment and Other Agreements. On May 11, 2005, we entered into an Executive Employment Agreement, as amended (the "Employment Agreement"), with Mr. Singer in connection with his appointment as our Chief Executive Officer. The initial term of the Employment Agreement was three years with automatic renewals for successive one-year terms. The Employment Agreement may be terminated on 90 days written notice prior to the end of the initial term or a renewal term.

Under the Employment Agreement, we agreed to provide Mr. Singer (i) a minimum annual base salary of $500,000 during the term of the agreement, (ii) the opportunity to participate in our Annual Performance Incentive Plan with a target annual incentive equal to 100% of base salary, (iii) perquisites, including an automobile and club dues and a tax gross-up for such dues, and (iv) such other benefits as are generally made available to similarly situated executives of our Company.

We also agreed to provide Mr. Singer with an annual long-term incentive opportunity beginning after 2005 equal to 120% of his base salary, with 75% of the annual award delivered through a grant of stock options and the remaining 25% provided as a target incentive under our three-year incentive plans. On April 24, 2008, Mr. Singer's employment agreement was amended to provide that 100% of his annual long-term incentive opportunity after 2007 will be provided as a target incentive under our three-year incentive plans. The long-term incentive awards granted to Mr. Singer in fiscal year 2008 are reflected in the Summary Compensation Table and Grants of Plan Based Awards table above.

Mr. Singer's Employment Agreement also provided for an award of 300,000 restricted stock units pursuant to a Restricted Stock Unit Award Agreement, as amended (the "RSU Agreement"). The restricted stock units will vest on May 11, 2010 if Mr. Singer remains employed by us through that date. Under the RSU Agreement, Mr. Singer may surrender shares of our Common Stock at fair market value in payment of required income tax withholding. If we pay a cash dividend on our Common Stock, Mr. Singer will receive restricted dividend equivalent units equal to (i) the total cash dividend he would have received had the restricted stock units been actual shares of Common Stock divided by (ii) the fair market value of a share of Common Stock as of the applicable dividend payment date.

All of the restricted stock units are designated to be settled in our Common Stock. Restricted dividend equivalent units are designated to be settled in cash. There are no voting rights with respect to the restricted stock units.

The Employment Agreement and RSU Agreement also provide for potential payments and benefits to Mr. Singer if he is terminated under certain circumstances or in the event of a change in control of our Company. For additional information regarding these potential payments, see *"—Potential Payments upon Termination or Change in Control"* below.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards at December 26, 2009 with respect to the named executive officers.

**Outstanding Equity Awards
at Fiscal Year-End**

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)($)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)($) (1)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
David V. Singer	83,652			19.65	2/8/2016	300,000 (3)	7,926,000		
	66,667	33,333 (4)		19.70	3/8/2017	45,215 (5)	1,194,580		
	33,333	66,666 (6)		16.77	2/21/2018	11,926 (2)	315,085		
						27,084 (13)	715,559		
		92,196 (7)		21.71	2/23/2019	17,910 (10)	473,182	$453,600 (8)	453,600
						3,000 (17)	79,260		
Rick D. Puckett	18,750	6,250 (9)		21. 10	1/30/2016			60,000 (11)	1,585,200
								7,200 (12)	190,224
			0 (14)					$0 (14)	0
	7,833	15,666 (6)		16.77	2/21/2018	2,802 (2)	74,029		
	3,500			19.77	3/8/2012				
	10,840	5,420 (4)		19.70	3/8/2014	6,366 (13)	168,190		
	8,950			16.77	2/21/2013				
		23,532 (7)		21.71	2/23/2019	4,572 (10)	120,792	$115,800 (8)	115,800
Glenn A. Patcha	12,500	12,500 (15)		20.10	1/8/2017	20,000 (16)	528,400	48,000 (11)	1,268,160
								4,609 (12)	121,770
			0 (14)					$0 (14)	0
	6,367	12,734 (6)		16.77	2/21/2018	2,278 (2)	60,185		
	9,734	4,867 (4)		19.70	3/8/2014	5,174 (13)	136,697		
	4,300			16.77	2/21/2013				
		20,010 (7)		21.71	2/23/2019	3,888 (10)	102,721	$98,500 (8)	98,500
Blake W. Thompson	15,000			18.16	12/16/2015			42,000 (11)	1,109,640
								5,040 (12)	133,157
			0 (14)					$0 (14)	0
	5,950	11,900 (6)		16.77	2/21/2018	2,128 (2)	56,222		
	2,800			19.77	3/8/2012				
	8,112	4,056 (4)		19.70	3/8/2014	4,834 (13)	127,714		
	6,750			16.77	2/21/2013				
		17,592 (7)		21.71	2/23/2019	3,417 (10)	90,277	$86,600 (8)	86,600
Earl D. Leake								36,000 (11)	951,120
								4,320 (12)	114,134
			0 (14)					$0 (14)	0
	6,433	12,866 (6)		16.77	2/21/2018	2,302 (2)	60,819		
	5,800			19.77	3/8/2012				
	6,638	3,319 (4)		19.70	3/8/2014	5,226 (13)	138,071		
	7,150			16.77	2/21/2013				
	2,675			14.45	1/24/2012				
	3,450			7.65	4/24/2013				
		18,282 (7)		21.71	2/23/2019	3,552 (10)	93,844	$90,000 (8)	90,000

(1) Unless otherwise indicated, the number or dollar value of equity awards presented is based on the achievement of threshold performance goals.

(2) Restricted shares vest in three equal annual installments beginning on February 21, 2009.

(3) Restricted stock units vest on May 11, 2010.

(4) Stock options become exercisable in three equal annual installments beginning March 8, 2008.

(5) Dividend equivalent units vest on May 11, 2010.

(6) Stock options become exercisable in three equal annual installments beginning February 21, 2009.

(7) Stock options become exercisable in three equal annual installments beginning February 23, 2010.

(8) Reflects potential performance awards under 2009 Three-Year Plan, which are denominated in dollars and settled in Common Stock. Amounts are based on the achievement of target performance goals. See "*—2009 Three-Year Plan*" above for more information.

(9) Stock options become exercisable in four equal annual installments beginning January 30, 2007.

(10) Restricted shares vest in three equal annual installments beginning February 23, 2010.

(11) Performance equity units vest on December 31, 2010, subject to the achievement of the performance measures under the 2006 Five-Year Plan. Amounts based on the achievement of a 100% vesting under the plan.

(12) Performance dividend equivalent equity units vest on December 31, 2010, subject to the achievement of the performance measures under the 2006 Five-Year Plan. Amounts based on the achievement of a 100% vesting rate under the plan.

(13) Reflects performance awards under 2008 Three-Year Plan earned as restricted stock which vest in three equal annual installments beginning February 21, 2009.

(14) Reflects that no awards were payable under the 2007 Three-Year Plan as of December 26, 2009. See "— *2007 Three-Year Plan*" above for information regarding vesting of the awards.

(15) Stock options become exercisable in four equal annual installments beginning January 8, 2008.

(16) Restricted shares vest on January 8, 2010.

(17) Restricted shares received as a non-employee director, vesting on the later of 11 months after award or seven months after ceasing to serve as a director.

Option Exercises and Stock Vested

The following table sets forth certain information with respect to option exercises and stock vested during the fiscal year ended December 26, 2009 with respect to the named executive officers.

Option Exercises and Stock Vested
Fiscal Year 2009

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
David V. Singer	—	—	19,505	435,097
Rick D. Puckett	—	—	25,584	499,245
Glenn A. Patcha	—	—	4,201	92,157
Blake W. Thompson	—	—	4,231	92,925
Earl D. Leake	15,650	193,300	4,564	100,236

(1) The amounts reflected in this column reflect the number of shares acquired upon vesting multiplied by the market value of such shares on the vesting date.

Retirement Benefits

In connection with an agreement by Mr. Leake to terminate his prior employment agreement, we provided Mr. Leake with supplemental retirement benefits similar to those provided under his prior employment agreement. The following table sets forth certain information with respect to Mr. Leake's supplemental retirement benefits as of the end of fiscal year 2009. As described below, Mr. Leake's supplemental retirement benefits were modified in January 2010 after the end of fiscal year 2009.

Pension Benefits
Fiscal Year 2009

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Earl D. Leake	Supplemental Retirement Benefit under Severance Agreement(1)	14	$879,617	$0

---

(1) The amount presented in this column represents the number of actual years that Mr. Leake has been provided with the benefit. Mr. Leake has not been given credit for years of service in addition to his actual years of service.

(2) The amount presented in this column reflects the actuarial present value of Mr. Leake's accumulated supplemental benefit under his Severance Agreement, computed as of December 26, 2009. The accumulated supplemental benefit was computed by applying a 3.5% discount rate to the earned portion of the benefit.

The supplemental retirement benefits were provided to Mr. Leake through an Executive Severance Agreement. Under the Severance Agreement, Mr. Leake was entitled to a supplemental retirement benefit equal to five times his annual base salary in effect immediately prior to his retirement, payable over 15 years after retirement or until age 75, if earlier. Mr. Leake could also elect to receive his benefit in a lump sum equal to the present value of such payments using an interest rate equal to the yield on the 10-year United States Treasury Bond. The normal retirement age under the agreement was age 60.

The Severance Agreement with Mr. Leake also provided for certain payments to him if he was terminated under certain circumstances or in the event of a change in control of our Company, as described under *"—Potential Payments upon Termination or Change in Control"* below.

2010 Retirement Agreement. Effective January 15, 2010, we entered into a new Retirement Agreement (the "Retirement Agreement") with Mr. Leake.

Pursuant to the Retirement Agreement, Mr. Leake will continue to serve as a Senior Vice President and assist us with transitioning his duties and responsibilities and special projects until March 31, 2011 (the "Retirement Date"). Mr. Leake resigned from all other offices, committees and positions he held with us. Mr. Leake agreed to comply with certain non-solicitation covenants until March 31, 2012.

Mr. Leake will receive compensation and benefits under the Retirement Agreement, including: (1) his 2009 base salary through January 1, 2011 and current annual incentive level under the 2009 and 2010 Annual Performance Incentive Plans; (2) continuation of his current automobile allowance until the Retirement Date; (3) a lump sum payment equal to the amount of his "Retirement Benefit" determined in accordance with his Executive Severance Agreement; (4) his vested interests in executive incentive plans in which he participated through the Retirement Date; (5) continued participation in our 2010 Annual Performance Incentive Plan; and (6) his vested interests in and continued participation in other company sponsored benefit and welfare plans on the same basis as our other active employees through the Retirement Date.

All other benefits and agreements with us that are not specified in the Retirement Agreement, including Mr. Leake's Amended and Restated Compensation and Benefits Assurance Agreement and Executive Severance Agreement, were terminated as of January 15, 2010 and replaced by the compensation and benefits provided in the Retirement Agreement.

Supplemental Deferred Compensation Plan

We maintain the Lance, Inc. Compensation Deferral and Benefit Restoration Plan (the "Deferral Plan"), which is a non-qualified deferred compensation plan, for certain of our key executive officers. The following table sets forth information regarding the individual accounts and benefits under the Deferral Plan for fiscal year 2009 with respect to each of the named executive officers who participated in the plan as of the end of fiscal year 2009.

Nonqualified Deferred Compensation
Fiscal Year 2009

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
David V. Singer		30,652	18,237		66,124
Rick D. Puckett		10,216	65		27,782
Glenn A. Patcha	20,750		4,039		30,933
Blake W. Thompson		4,982	255		84,411
Earl D. Leake	81,750	3,073	17,554	(37,970)	239,851

(1) Amounts reflected in this column are also reported in the "Salary" column for 2009 or the "Non-Equity Incentive Plan Compensation" column for 2008 of the Summary Compensation Table.

(2) None of the amounts reflected in this column are reported in the "All Other Compensation" column of the Summary Compensation Table for 2009. These amounts reflect amounts that were contributed by the Company in fiscal year 2009 with respect to fiscal year 2008 employment.

(3) The amounts reported in this column are not reported in the Summary Compensation Table because no earnings under the Deferral Plan are deemed to be above-market or preferential earnings.

Participants in the Deferral Plan may elect to defer from 1% to 40% of their annual base salary and from 10% to 90% of their annual incentive award under our Annual Performance Incentive Plan. In addition, we make contributions to each participant's account equal to the excess, if any, of (a) the profit sharing contribution that we would have made to the participant's account under our tax-qualified Profit Sharing and 401(k) Retirement Savings

Plan (the "Profit Sharing and 401(k) Plan") if the amount of the contribution were not limited by Section 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended (the "Code"), over (b) the amount of the profit sharing contribution that we actually made to the participant's account under our Profit Sharing and 401(k) Plan.

Amounts deferred by participants and contributions made by us are deemed invested by participants in investment choices that are made available by the plan administrator, which are the same investment choices available under our Profit Sharing and 401(k) Plan.

Participants may generally select from the following payment options for each account under the plan:

(a) a single lump sum payment made seven months after termination of employment;

(b) a single lump sum payment made in a year specified by the participant that is before the seventh month after termination of employment;

(c) annual installments over a number of years selected by the participant (but not exceeding 10 years) beginning seven months after termination of employment; or

(d) annual installments over a number of years selected by the participant (but not exceeding 10 years) beginning in a year specified by the participant that is before the seventh month after termination of employment.

The payment options described under (b) and (d) above are not available for balances with respect to our contributions under the plan. If a participant dies, the participant's account balances will be payable to the participant's beneficiary in either a single lump sum or five annual installments as elected by the participant. If a participant elects to receive annual installments, the amount payable on each installment date will be equal to the balance in the participant's account divided by the number of payments to be made. Participants may also be permitted to withdraw a portion of their accounts in the event of certain unforeseeable emergencies.

Potential Payments upon Termination or Change in Control

We have entered into agreements and maintain plans that require us to provide compensation or other benefits to our executive officers, including the named executive officers, in connection with events related to a termination of employment or a change in control of our Company. The following is a description of provisions of those agreements and plans as they relate to the named executive officers.

2009 Annual Plan. We maintain an annual performance incentive plan for our key executive officers, as described above under *"—Summary of Compensation and Plan Based Awards—2009 Annual Plan."*

In the event of death, permanent disability or retirement, each participant in the 2009 Annual Plan would be paid a pro rata amount based on our actual performance under the 2009 Annual Plan. The term "retirement" is defined as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a "change in control," each participant would be paid a pro rata amount equal to the greater of the participant's target incentive or our actual results for the year-to-date, based on the number of days in the year preceding the change in control.

Under the 2009 Annual Plans, a "change in control" will generally be deemed to occur upon:

- the acquisition of 25% or more of the combined voting power of our securities by any person or group, other than a trustee or fiduciary holding securities under one of our employee benefit plans, a corporation owned by our current stockholders, or a member of the Van Every Family, which includes the descendents of Salem A. Van Every, Sr. and their spouses;

- a change in the majority of our Board of Directors over a two year period;

- approval by the stockholders of a plan of complete liquidation of our Company or the sale of substantially all of our assets to an entity of which our current stockholders own less than 60% of the voting control; or

- a merger, consolidation or reorganization after which our current stockholders own less than 60% of the voting control of our Company or the surviving entity.

2009 and 2008 Three-Year Plans. We maintain three-year performance incentive plans as described above under *"—Summary of Compensation and Grants of Plan Based Awards—2009 Three-Year Plan"* and *"—Summary of Compensation and Grants of Plan Based Awards—2008 Three-Year Plan."*

In the event a participant voluntarily terminates employment (other than for retirement) or is terminated involuntarily, no payments will be made under outstanding performance awards.

In the event of death or disability before the end of the performance period, any outstanding performance award will be paid in cash based on target performance. In the event of death or disability on or after the end of the performance period, any outstanding performance award will be paid in cash based on actual performance. In the event of death or disability, any unvested stock options or shares of restricted stock granted under the 2009 and 2008 Three-Year Plans will become fully vested as of the date of such event.

In the event of retirement, (i) any outstanding performance award will be paid in cash based on actual performance, (ii) unvested stock options will continue to vest for a period of six months after retirement, and (iii) unvested shares of restricted stock will become vested pro rata based on the number of full months elapsed since the award date. The term "retirement" is defined in the 2009 and 2008 Three-Year Plans as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a change in control, any outstanding performance awards will be paid in cash pro rata based on the greater of (a) target performance or (b) actual performance through the closing date with such proration based on the number of days in the performance period preceding the date of the closing of the change in control. All unvested stock options and unvested shares of restricted stock will become fully exercisable as of the date of a change in control. The definition of a change in control is substantially similar to the definition described above under *"—Potential Payments upon Termination or Change in Control—2009 Annual Plan."*

2007 Three-Year Plan. Additional information about the 2007 Three-Year Plan is provided above under *"—Summary of Compensation and Grants of Plan Based Awards—2007 Three-Year Plan."*

In the event of death, permanent disability or retirement, each participant in the 2007 three-year plan would receive a pro rata cash payment based on our actual performance under the applicable three-year plan for the three-year performance period. In addition, any unvested restricted stock options will become vested pro rata based on the number of full months completed since the date of grant. The term "retirement" is defined in the plan as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a change in control, each participant would be paid a pro rata amount equal to the greater of the participant's target incentive or our actual results for the completed fiscal years preceding the change in control, with the proration based on the number of days in the plan years preceding the change in control. In addition, all unvested grants of restricted stock will become fully vested. The definition of a change in control is substantially similar to the definition described above under *"—Potential Payments upon Termination or Change in Control—2009 Annual Plan."*

2007 Stock Option Plan. In the event of death or disability, stock options granted under our 2007 Stock Option Plan will become fully vested. Upon retirement, unvested stock options will continue to vest for a period of six months after retirement. The term "retirement" is defined as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a change of control, the vesting of awards will be accelerated to fully vest upon the effective date of the change in control. The definition of a change in control is substantially similar to the definition described above under *"—Potential Payments upon Termination or Change in Control—2009 Annual Plan."*

2006 Five-Year Plan. We maintain a five-year performance equity plan as described above under *"—Summary of Compensation and Grants of Plan Based Awards—2006 Five-Year Plan."*

In the event of death, disability or retirement, each participant in the 2006 Five-Year Plan will receive a pro rata payment based on the time in which the individual participated in the plan and our actual performance under the 2006-Five Year Plan. The term "retirement" is defined in the plan as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the Compensation Committee.

In the event of a change in control, each participant will be entitled to a pro rata payment calculated based on the actual average results under the 2006 Five-Year Plan for the 90 days ending on the day before the change in control, with such proration based on the number of days in the plan years preceding the change in control. In addition, the dollar amounts of the performance goals will also be prorated based on the number of days in the plan years preceding the change in control. The definition of a change in control is substantially similar to the definition described above under *"—Potential Payments upon Termination or Change in Control—2009 Annual Plan."*

Compensation Deferral and Benefits Restoration Plan. We maintain a nonqualified supplemental deferred compensation plan, the Deferral Plan, as described above under *"—Supplemental Deferred Compensation Plan."* Under the Deferral Plan, participants are entitled to certain payments in connection with a termination of employment or death. See the above description of the Deferral Plan for a description of the terms and conditions of the Deferral Plan with respect to such payments.

Agreements with the Chief Executive Officer. On May 11, 2005, we entered into an Executive Employment Agreement, as amended (the "Employment Agreement"), with Mr. Singer in connection with his appointment as our Chief Executive Officer. If Mr. Singer's employment is terminated by us without cause, we would be required to provide Mr. Singer with the following:

(a) a payment equal to his accrued base salary and benefits as of the date of termination;

(b) a pro-rata payment under our Annual Performance Incentive Plan based on the actual results for the year;

(c) an amount equal to two times his base salary plus two times his then current target incentive under our Annual Performance Incentive Plan;

(d) up to 24 months of health insurance and dental plan coverage;

(e) a pro-rata payment with respect to each outstanding performance cycle under our Three-Year Incentive Plans based on the actual results for the performance cycle;

(f) immediate vesting of all unvested options and the ability to immediately exercise such options; and

(g) any other amounts or benefits required to be paid under any of our other agreements, plans, policies or arrangements through the date of termination.

In the event of termination for death or disability, we have agreed to provide Mr. Singer with the payments and benefits listed under items (a), (b), (e), (f) and (g) above.

Mr. Singer is also a party to a Compensation and Benefits Assurance Agreement (a "Benefits Agreement"), which will continue for as long as he is employed with us under the terms of his Executive Employment Agreement, as described above. In the event of a change in control, there is an automatic three-year extension of the Benefits Agreement.

Benefits are payable under the Benefits Agreement only if one of the following events occurs within three years after a change in control: involuntary termination without cause; voluntary termination for good reason; voluntary termination for any reason during the thirteenth month after a change in control; or breach of the Benefits Agreement by us or our successor. We refer to each of these covered events as a "qualifying termination." The definition of a change in control is substantially similar to the definition described above under *"—Potential Payments upon Termination or Change in Control—2009 Annual Plan."*

If a qualifying termination occurs within three years following a change in control, Mr. Singer would receive the following:

(a) his accrued base salary and benefits as of the date of termination;

(b) an amount equal to three times his base salary plus three times the greater of his prior year cash incentive or current year target incentive under our Annual Performance Incentive Plan;

(c) a pro rata payment based on the greater of his current year target incentive or the actual incentive earned through the date of the termination under our Annual Performance Incentive Plan;

(d) an amount equal to the amounts paid under items (a), (b) and (c) above multiplied by the highest percentage of his compensation contributed to his account under our qualified profit sharing plan during the three years prior to termination;

(e) up to 36 months of health and dental plan insurance;

(f) outplacement services for up to one year, with a maximum cost of 10% of his base salary;

(g) immediate vesting of all unvested stock options; and

(h) an amount equal to any Federal excise taxes payable by the executive.

Mr. Singer's Employment Agreement, as described above, provided for an award of 300,000 restricted stock units pursuant to a Restricted Stock Unit Award Agreement, as amended (the "RSU Agreement"). Under the RSU Agreement, Mr. Singer's restricted stock units would become fully vested upon (i) a qualifying termination following a change in control or (ii) termination due to death or disability. In the event of involuntary termination without cause, Mr. Singer's restricted stock units would vest as follows: 16.67% prior to May 11, 2006; 33.33% on or after May 11, 2006; 50.00% on or after May 11, 2007; 66.67% on or after May 11, 2008; 83.33% on or after May 11, 2009; and 100% on or after May 11, 2010. The restricted stock units will be forfeited upon a termination for cause or if Mr. Singer resigns.

The following table sets forth the estimated payments and benefits that would have been payable to Mr. Singer under the agreements and plans described above, assuming that each covered event under such agreements and plans occurred on December 26, 2009.

DAVID V. SINGER

Benefits and Payments upon Termination	Involuntary Termination Without Cause	Death or Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years after a Change in Control
Base Salary	1,320,000	-	-	-	1,980,000
Annual Performance Incentive	2,039,400	719,400	719,400	719,400	2,307,600
Incentive Under 2009 Three-Year Plan[5]	226,800	453,600	453,600	226,800	-
Accelerated Vesting of Stock Options [1]	1,301,570	1,301,570	-	1,301,570	-
Accelerated Vesting of Restricted Stock	8,514,875[2]	10,624,407[4]	-	-	10,624,407[4]
Supplemental Deferred Compensation Plan	104,611	104,611	104,611	-	104,611
Profit Sharing "Make Whole"	-	-	-	-	128,700
Health and Dental Insurance	16,667[3]	-	-	-	25,000[6]
Outplacement Services	-	-	-	-	66,000[7]
Excise tax gross-up	-	-	-	-	4,209,585[8]
Total	**$13,523,923**	**$13,203,588**	**$1,277,611**	**$2,247,770**	**$19,445,903**

[1] Amount reflects accelerated vesting of 33,333 options with an exercise price of $19.70, 66,666 options with an exercise price of $16.77, and 92,196 options with an exercise price of $21.71. The fair market value of the Common Stock was $26.42 per share on December 26, 2009.

[2] Amount reflects accelerated vesting of 83.33% of the 300,000 restricted stock units and 45,215 restricted dividend equivalent units awarded to Mr. Singer under his RSU Agreement and 27,084 shares of restricted stock awarded under the performance portion of the 2008 Long-Term Incentive Plan. The value was determined by multiplying the number of accelerated restricted stock units by the market price of a share of Common Stock on December 26, 2009 ($26.42).

(3) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for two years.

(4) Amount reflects accelerated vesting of 100% of the 300,000 restricted stock units plus 45,215 restricted dividend equivalent units awarded to Mr. Singer under his RSU Agreement. The value was determined by multiplying the number of accelerated restricted stock units by the market price of the Common Stock on December 26, 2009 ($26.42).

(5) Assumes target performance would be achieved for the performance period.

(6) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for thirty-six months.

(7) Amount reflects the maximum amount of outplacement services that would be provided under Mr. Singer's Benefits Assurance Agreement.

(8) Amount represents the estimated payment for taxes and tax gross up that would be paid by us for the excise tax that applies to excess parachute payments.

Agreements with the Other Named Executive Officers. Each of the named executive officers, other than the Chief Executive Officer, is party to an Executive Severance Agreement (the "Severance Agreements"). The Severance Agreements are substantially identical, except for the Severance Agreement with Mr. Leake.

Under the Severance Agreements, each of Messrs. Puckett, Patcha, and Thompson would be entitled to the following payments in the event of an involuntary termination without cause:

(a) accrued base salary and benefits as of the date of termination;

(b) an amount equal to base salary plus current year target incentive under our Annual Performance Incentive Plan;

(c) a pro rata incentive payment based on the greater of current year actual incentive or current year target incentive under the Annual Performance Incentive Plan.

The initial term of the Severance Agreements is three years with automatic renewals for successive one-year terms. Each Severance Agreement may be terminated on one year's notice prior to the end of an initial or renewal term.

Mr. Leake's Severance Agreement was negotiated in connection with the termination of his prior employment agreement and includes a supplemental retirement benefit as described under *"—Retirement Benefits"* above. Under his Severance Agreement, Mr. Leake would receive the following payments and benefits upon an involuntary termination without cause:

(a) accrued compensation and benefits;

(b) an amount equal to 2.5 times the sum of the highest base salary paid to him plus the current year's target incentive under the Annual Performance Incentive Plan, provided the amount is reduced for severance after age 57½ ;

(c) a lump sum amount equal to the present value of his supplemental retirement benefits as described under "*—Retirement Benefits*" above.

(d) a pro rata incentive payment based on the greater of his prior year actual incentive or current year target incentive under the Annual Performance Incentive Plan.

(e) transfer to him of his company provided car;

(f) an amount equal to the present value of his unexercised vested stock options;

(g) medical insurance coverage, life insurance and disability insurance until age 60; and

(h) outplacement services for up to 2 years, with a maximum cost of 20% of base salary.

If Mr. Leake is terminated following a change in control of our Company, he would receive a lump sum payment equal to the present value of his supplemental retirement benefit as of the date of his termination. The present value of the benefit would be calculated assuming the benefit would be paid over 15 years beginning on the date of termination and using an interest rate equal to the yield on the 10-year United States Treasury Bond. The present value of Mr. Leake's supplemental retirement benefit would also be placed in a trust for his benefit in the event of a change in control.

In the event of his death, Mr. Leake's beneficiary would receive an amount equal to 75% of his supplemental retirement benefit as of the date of death. The death benefit is payable over 15 years after retirement or until age 75, if earlier. Mr. Leake or his beneficiary may also elect to receive the death benefit in a lump sum equal to the present value of such payments using the interest rate equal to the yield on the 10-year United States Treasury Bond on the date payments would otherwise commence.

On January 15, 2010 Mr. Leake entered into a new Retirement Agreement, which terminated all benefits under the Amended and Restated Compensation and Benefits Assurance Agreement and the Amended and Restated Executive Severance Agreement. Accordingly, as of January 15, 2001, he was not eligible to receive benefit payments for either involuntary termination without cause or a change in control. The retirement benefits under the new Retirement Agreement, which is effective March 31 2011, are consistent to the benefits described in his table below.

Each of Messrs. Puckett, Patcha, Thompson and Leake are parties to a Compensation and Benefits Assurance Agreement (the "Benefits Agreements"). Each of the Benefits Agreements is substantially identical to Mr. Singer's Benefits Agreement, as described above under *"—Potential Payments upon Termination or a Change in Control—Agreements with the Chief Executive Officer,"* with the exception of the term and termination provisions as described below.

For Messrs. Puckett, Patcha, Thompson and Leake, the initial term of each of their Benefits Agreements is three years. The initial term of Mr. Leake's Benefits Agreement extends until December 31, 2011, the year in which he reaches age 60, which was the same end of term date under his prior employment agreement. After the initial term, each Benefits Agreement automatically renews for successive one-year terms and may be terminated by us on one-year's notice prior to the end of an initial or renewal term. In the event of a change in control, there is an automatic three-year extension of each Benefits Agreement. Mr. Singer's Benefits Agreement will continue for as long as he is employed by us under the terms of his Employment Agreement.

The following tables set forth the estimated payments and benefits that would have been payable to each of the named executive officers, other than the Chief Executive Officer, under the agreements and plans described above, assuming that each covered event under such agreements and plans occurred on December 26, 2009.

RICK D. PUCKETT

Benefits and Payments upon Termination	Involuntary Termination Without Cause	Death or Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years after a Change in Control
Base Salary	401,310	-	-	-	1,203,930
Annual Performance Incentive	419,455	218,800	218,800	218,800	735,000
Incentive Under 2009 Three-Year Plan[2]	-	115,800	115,800	57,900	-
Incentive Under 2006 Five-Year Plan[3]	-	1,458,387	1,458,387	1,458,387	-
Accelerated Vesting of Stock Options [1]	-	331,966	-	331,966	-
Accelerated Vesting of Restricted Stock	-	363,011	363,011	363,011	-
Supplemental Deferred Compensation Plan	40,826	40,826	40,826	-	40,826
Profit Sharing "Make Whole"	-	-	-	-	58,692
Health and Dental Insurance	-	-	-	-	25,000[4]
Outplacement Services	-	-	-	-	80,262[5]
Excise tax gross-up	-	-	-	-	826,948[6]
Total	**$861,591**	**$2,528,790**	**$2,196,824**	**$2,430,064**	**$2,970,658**

[1] Amount reflects accelerated vesting of 6,250 options with an exercise price of $21.055, 15,666 options with an exercise price of $16.77, 23,532 options with an exercise price of $21.71 and 5,420 options with an exercise price of $19.70. The fair market value of the Common Stock was $26.42 per share on December 26, 2009.

(2) Assumes target performance would be achieved for the performance period.

(3) Assumes the achievement of a vesting rate of 100%, including dividend equivalent equity units.

(4) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

(5) Amount reflects the maximum amount of outplacement services that would be provided under the officer's Benefits Assurance agreement.

(6) Amount represents the estimated payment for taxes and tax gross up that would be paid by us for the excise tax that applies to excess parachute payments.

GLENN A. PATCHA

Benefits and Payments upon Termination	Involuntary Termination Without Cause	Death or Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years after a Change in Control
Base Salary	360,360	-	-	-	1,081,080
Annual Performance Incentive	376,580	196,400	196,400	196,400	660,000
Incentive Under 2009 Three-Year Plan(2)	-	98,500	98,500	49,250	-
Incentive Under 2006 Five-Year Plan(3)	-	1,136,290	1,136,290	1,136,290	-
Accelerated Vesting of Stock Options (1)	-	328,899	-	328,899	-
Accelerated Vesting of Restricted Stock	-	828,003	828,003	828,003	-
Supplemental Deferred Compensation Plan	41,130	41,130	41,130	-	41,130
Profit Sharing "Make Whole"	-	-	-	-	52,703
Health and Dental Insurance	-	-	-	-	25,000(4)
Outplacement Services	-	-	-	-	72,072(5)
Excise tax gross-up	-	-	-	-	827,993(6)
Total	**$778,070**	**$2,629,222**	**$2,300,323**	**$2,538,842**	**$2,759,978**

(1) Amount reflects accelerated vesting of 12,500 options with an exercise price of $20.095, 12,734 options with an exercise price of $16.77, 20,010 options with an exercise price of $21.71 and 4,867 options with an exercise price of $19.70. The fair market value of the Common Stock was $26.42 per share on December 26, 2009.

(2) Assumes target performance would be achieved for the performance period.

(3) Assumes the achievement of a vesting rate of 100%, including dividend equivalent equity units.

(4) Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

(5) Amount reflects the maximum amount of outplacement services that would be provided under the officer's Benefits Assurance agreement.

(6) Amount represents the estimated payment for taxes and tax gross up that would be paid by us for the excise tax that applies to excess parachute payments.

BLAKE W. THOMPSON

Benefits and Payments upon Termination	Involuntary Termination Without Cause	Death or Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years after a Change in Control
Base Salary	300,300	-	-	-	900,900
Annual Performance Incentive	313,850	163,700	163,700	163,700	549,900
Incentive Under 2009 Three-Year Plan(2)	-	86,600	86,600	43,300	-
Incentive Under 2006 Five-Year Plan(3)	-	1,020,871	1,020,871	1,020,871	-
Accelerated Vesting of Stock Options (1)	-	224,950	-	224,950	-
Accelerated Vesting of Restricted Stock	-	274,213	274,213	274,213	-
Supplemental Deferred Compensation Plan	92,166	92,166	92,166	-	92,166
Profit Sharing "Make Whole"	-	-	-	-	43,919
Health and Dental Insurance	-	-	-	-	25,000(4)
Outplacement Services	-	-	-	-	60,060(5)
Excise tax gross-up	-	-	-	-	605,041(6)
Total	**$706,316**	**$1,862,500**	**$1,637,550**	**$1,727,034**	**$2,276,986**

[1] Amount reflects accelerated vesting of 17,592 options with an exercise price of $21.71, 11,900 options with an exercise price of $16.77 and 4,056 options with an exercise price of $19.70. The fair market value of the Common Stock was $26.42 per share on December 26, 2009.

[2] Assumes target performance would be achieved for the performance period.

[3] Assumes the achievement of a vesting rate of 100%, including dividend equivalent equity units.

[4] Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

[5] Amount reflects the maximum amount of outplacement services that would be provided under the officer's Benefits Assurance agreement.

[6] Amount represents the estimated payment for taxes and tax gross up that would be paid by us for the excise tax that applies to excess parachute payments.

EARL D. LEAKE

Benefits and Payments upon Termination	Involuntary Termination Without Cause	Death or Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years after a Change in Control
Base Salary	701,250	-	-	-	841,500
Annual Performance Incentive	316,400	152,900	152,900	152,900	490,500
Incentive Under 2009 Three-Year Plan[2]	-	90,000	90,000	45,000	-
Incentive Under 2006 Five-Year Plan[3]	-	875,032	875,032	875,032	-
Accelerated Vesting of Stock Options [1]	-	232,569	-	232,569	-
Accelerated Vesting of Restricted Stock	-	292,734	292,734	292,734	-
Supplemental Retirement Benefit	1,076,878	1,076,878[7]	1,076,878	-	1,076,878
Supplemental Deferred Compensation Plan	243,955	243,955	243,955	-	243,955
Profit Sharing "Make Whole"	-	-	-	-	44,179
Company Car	25,000	-	-	-	-
Health and Dental Insurance	25,000	-	-	-	25,000[4]
Outplacement Services	56,100	-	-	-	56,100[5]
Excise tax gross-up	-	-	-	-	932,288[6]
Total	**$2,444,583**	**$2,964,068**	**$2,731,499**	**$1,598,235**	**$3,710,400**

[1] Amount reflects accelerated vesting of 12,866 options with an exercise price of $16.77, 18,282 options with an exercise price of $21.71 and 3,319 options with an exercise price of $19.70. The fair market value of the Common Stock was $26.42 per share on December 26, 2009.

[2] Assumes target performance would be achieved for the performance period.

[3] Assumes the achievement of a vesting rate of 100%, including dividend equivalent equity units.

[4] Amount reflects the estimated incremental cost of health and dental plan continuation coverage for three years.

[5] Amount reflects the maximum amount of outplacement services that would be provided under the officer's Benefits Assurance agreement.

[6] Amount represents the estimated payment for taxes and tax gross up that would be paid by us for the excise tax that applies to excess parachute payments.

[7] Amount represents the estimated payment for supplemental retirement benefits if the officer becomes disabled. In the event of his death, the officer's beneficiary would receive an amount equal to 75% of his supplemental retirement benefit as of the date of his death.

EQUITY COMPENSATION PLANS

The following table sets forth certain information as of December 26, 2009, concerning outstanding options and rights to acquire Common Stock granted to participants in all of our equity compensation plans (including the Directors Plans) and the number of shares of Common Stock remaining available for issuance under such equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by security holders (1)	1,569,917	$17.91	841,730
Equity compensation plans not approved by security holders	-	-	-
Total	1,569,917	$17.91	841,730

(1) Includes the 1995 Director Option Plan, which was approved by the stockholders on April 21, 1995, the Lance, Inc. 1997 Incentive Equity Plan, which was approved by the stockholders on April 18, 1997, the Lance, Inc, 2003 Key Employee Stock Plan, which was approved by the stockholders on April 24, 2003, the Lance, Inc. 2003 Director Stock Plan, which was approved by the stockholders on April 24, 2003, the Lance, Inc. 2007 Key Employee Stock Plan, which was approved by the stockholders on April 26, 2007, and the Lance, Inc. 2008 Director Stock Plan, which was approved by the stockholders on April 24, 2008.

APPROVAL OF AMENDMENTS TO THE 2007 KEY EMPLOYEE INCENTIVE PLAN

The Board of Directors recommends that stockholders approve amendments to the Lance, Inc. 2007 Key Employee Incentive Plan (the "2007 Plan"). The amendments provide for the following changes to the 2007 Plan:

- Increases the total number of shares of Common Stock we may issue by 1,500,000 shares from 1,800,000 to 3,300,000 shares;
- Increases the total number of shares of Common Stock that we may award in the form of restricted stock, restricted stock units, performance equity awards or other stock-based or combination awards by 400,000 shares from 500,000 to 900,000 shares; and
- Increases the maximum number of incentive stock option awards that we may grant by 1,500,000 incentive stock options from 1,800,000 to 3,300,000 incentive stock options.

The purpose for increasing the authorized shares is to secure adequate shares to satisfy the Company's equity award needs for the remaining term of the 2007 Plan, which expires in April 2013. The board believes the increases represent a reasonable amount of dilution and allow us to continue awarding equity incentives to our executive officers and key employees, which are an important component of our long-term strategic objectives and overall executive compensation program. The original 2007 Plan was approved by our stockholders on April 26, 2007.

Shares Available Under Current 2007 Plan

Under the 2007 Plan, prior to amendment, approximately 425,000 shares of restricted stock have been issued and approximately 600,000 incentive stock options have been awarded with a remaining 75,000 shares of restricted stock and 700,000 of incentive stock options available for future issuance as of February 1, 2010.

Summary of the 2007 Plan

The following is a summary of the material terms of the 2007 Plan, assuming adoption of the proposed amendments. A copy of the 2007 Plan, incorporating the proposed amendments, is attached to this proxy statement as Annex A.

Purpose. The 2007 Plan authorizes the issuance of stock-based awards to our executive officers and key employees in the form of stock options, stock appreciation rights, restricted stock and performance awards. The 2007 Plan also authorizes other awards denominated in monetary units or shares of Common Stock payable in cash or shares of Common Stock.

As described above under *"Executive Officer Compensation—Compensation Discussion and Analysis,"* key objectives or our executive compensation program include (1) aligning our executives' interests with those of our stockholders by linking a substantial portion of compensation to long-term performance, (2) attracting and retaining key executives and managers who are critical to our future success and (3) providing competitive total compensation that is commensurate with our performance. With these objectives in mind, we provide long-term, stock based incentives to our key employees under the 2007 Plan.

Number of Shares. Up to 3,300,000 shares of Common Stock are reserved for awards under the 2007 Plan. Shares covered by awards under the 2007 Plan will again be available for awards if and to the extent (a) the award lapses or is cancelled or forfeited or (b) the award is settled in cash. No individual participant may receive in one calendar year stock-based awards in the aggregate covering more than 400,000 shares of our Common Stock.

Administration. The 2007 Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). It is intended that the Committee will at all times be composed of "non-employee directors" within the meaning of Rule 16b-3 promulgated under Section 16(b) of the Securities Exchange Act of 1934 and that all of its members acting with respect to matters governed by Section 162(m) will be "outside directors" within the meaning of Section 162(m). Under the 2007 Plan, the Committee (i) selects the key employees to receive awards from time to time, (ii) makes awards in such form and amounts as it determines, (iii) imposes such limitations, restrictions and conditions upon awards as it deems appropriate, (iv) interprets the 2007 Plan and adopts, amends and rescinds administrative guidelines and other rules and regulations relating to the 2007 Plan, (v) corrects any defect or omission or reconciles any inconsistency in the 2007 Plan or any award granted thereunder and (vi) makes all other determinations and takes all other actions necessary or advisable for the implementation and administration of the 2007 Plan. The Committee also has the authority to accelerate the vesting and/or waive any restrictions, or otherwise amend the terms of any award within its discretion, of any outstanding awards. The 2007 Plan will terminate on April 26, 2013. Each participant receiving an award under the 2007 Plan enters into an agreement with us in the form specified by the Committee.

Eligibility. Only managerial and other key employees may participate in the 2007 Plan. Key employees are those employees who occupy managerial or other important positions and who have made or are expected to make important contributions to our business or the business of a subsidiary, as determined by the Committee. Approximately 175 employees are eligible to participate. The Committee in its discretion determines which key employees will in fact receive awards from time to time.

Awards of Stock Options and Stock Appreciation Rights. The 2007 Plan provides for the grant of options to purchase shares of Common Stock at exercise prices determined by the Committee as of the date of grant. In no event are option exercise prices less than the fair market value of shares of Common Stock at the close of business on the date of grant. The fair market value of the Common Stock on February 1, 2010 was $22.39 per share.

The 2007 Plan also provides for the grant of stock appreciation rights (either in tandem with stock options or freestanding), which entitle holders upon exercise to receive either cash or shares of Common Stock or a combination thereof, as the Committee in its discretion shall determine, with a value equal to the difference between

(i) the fair market value on the exercise date of the shares with respect to which a stock appreciation right is exercised and (ii) the fair market value of such shares on the date of grant (or such other price as set by the Committee provided such other price is not less than the fair market value of such shares on the date of grant).

Awards to key employees of options under the 2007 Plan, which may be either incentive stock options (which are eligible for special tax treatment) or nonqualified stock options, are determined by the Committee. The terms and conditions of each such option and of any stock appreciation right are determined by the Committee at the time of the grant. In no event, will the Committee grant incentive stock options for more than an aggregate of 3,300,000 shares of Common Stock.

Exercise of an option (or a stock appreciation right) results in the cancellation of any related stock appreciation right (or option) to the extent of the number of shares in respect of which such option or stock appreciation right has been exercised. Options and stock appreciation rights granted under the 2007 Plan expire as determined by the Committee, but the term of incentive stock options may not be more than 10 years from the date of grant. The option agreements entered into with the optionees specify the extent to which options and stock appreciation rights may be exercised during their respective terms, including in the event of the optionee's death, disability or termination of employment.

Payment for shares issuable pursuant to the exercise of an option may be made either in cash or by tendering shares of Common Stock with a fair market value at the date of the exercise equal to the portion of the exercise price which is not paid in cash. Any shares of Common Stock tendered must have been held by the participant for at least six months prior to tender or acquired on the open market. The Committee may also allow cashless exercises as permitted by applicable rules and regulations or exercises by any other means that are consistent with the applicable law and the purpose of the 2007 Plan.

Participants that are granted stock options and stock appreciation rights have no rights as a stockholder of our company with respect to the shares covered by the stock options or stock appreciation rights until such time as the underlying shares of Common Stock are issued to the participant.

Restricted Awards, Performance Awards and Other Awards. The Plan provides for the issuance of restricted awards in the form of shares of restricted stock or restricted units representing shares of Common Stock on such terms and conditions as are determined from time to time by the Committee, in addition to or in combination with other awards under the 2007 Plan. Such restrictions may include the continued service of the participant with us, the attainment of specified performance goals or any other conditions deemed appropriate by the Committee. No more than 900,000 shares of Common Stock may be awarded in the form of restricted stock, restricted stock units, performance equity awards, or other stock-based or combination awards.

The stock certificates evidencing the restricted stock bear an appropriate legend and are held in our custody until the applicable restrictions are satisfied. A participant cannot sell, transfer, pledge, assign or hypothecate shares of restricted stock until the applicable restrictions are satisfied. Once the restrictions are satisfied, the shares are delivered to the participant. During the period of restriction, the participant may exercise full voting rights and receive cash dividends with respect to the restricted stock. The participants are also credited with stock dividends, if any, with respect to the restricted stock, subject to the same restrictions of the underlying restricted stock. Awards of restricted units are paid in shares of Common Stock upon vesting with each unit having a value equal to the fair market value of one share of Common Stock.

The Committee may also make performance awards in the form of performance equity awards or performance cash awards to selected key employees, in addition to or in combination with other awards under the 2007 Plan. Performance equity awards are made in units representing shares of Common Stock and performance cash awards are made for a specified dollar value including a number of units payable in cash. The 2007 Plan provides that the number of performance awards granted and/or the vesting of granted performance awards shall be contingent on the attainment of certain performance goals or other conditions over a period of time (called the "performance period"), all as determined by the Committee. During the performance period, the Committee determines what number (if any) of performance awards have been earned. Earned performance awards may be paid in cash, shares of Common Stock or a combination thereof having an aggregate fair market value equal to the value of the earned performance awards as of the payment date.

In addition, the 2007 Plan permits the Committee to make grants of other awards of Common Stock or awards denominated in units of Common Stock, including awards valued using measures other than market values.

Qualified Performance-Based Awards. Section 162(m) of the Code limits the deduction that we may take for compensation paid to our Chief Executive Officer and certain of our other most highly compensated officers to $1,000,000 per individual, unless the qualified performance-based compensation requirements of Section 162(m) are satisfied.

The 2007 Plan is designed such that all awards of stock options and stock appreciation rights will qualify as performance-based compensation under Section 162(m). For awards other than stock options and stock appreciation rights, the Committee may designate such awards as performance-based compensation awards by establishing performance goals for the awards based on one or more of the following performance measures:

- revenue;
- sales;
- profit (including net profit, gross profit, operating profit, economic profit, profit margins or other corporate profit measures);
- earnings on a pre-tax or after-tax basis (including EBIT, EBITDA, earnings per share, earnings growth or other corporate earnings measures);
- margins (net or gross);
- net income (before or after taxes, operating income or other income measures);
- cash (cash flow, cash generation or other cash measures);
- stock price or performance;
- stock index price or performance;
- total stockholder return (stock price appreciation plus reinvested dividends divided by beginning share price or other measures of return);
- financial return measures (including dividends, return on assets, capital, equity, investment or sales, cash flow or free cash flow);
- market share measures;
- improvements in capital structure;
- levels of debt, equity, accounts receivable, lost time accidents or safety;
- employee relations (surveys, employee claims);
- expenses (operating expense, expense management, expense ratio, expense efficiency ratios, other expense measures or cost containment, including medical, casualty and workers compensation costs);
- internal rate of return or increase in net present value;
- working capital targets relating to inventory, accounts receivable or other components;
- planning accuracy (as measured by comparing planned results to actual results);
- productivity improvement;

- inventory measures (turns, reduction, shrinkage);
- customer relations and service (count, frequency, attitude, order fill rate);
- compliance goals (employee turnover, social goals, diversity goals, safety programs, regulatory or legal compliance); and
- business expansion, acquisitions and divestitures.

The performance goals may be expressed in terms of company-wide objectives or objectives that relate to the performance of one of our affiliates, divisions, regions, departments or functions or a combination of such objectives. The performance goals may be expressed in absolute terms, in percentages, or in terms of growth from period to period or growth rates over time, as well as measured relative to an established or specially-created performance index of our competitors or peers. The Committee may determine to adjust certain goals (including indexes) during or after the applicable performance period to take into consideration or to mitigate the unbudgeted impact of certain unusual, non-recurring or extraordinary items or events. The Committee may also provide that the achievement of performance goals will be waived upon death, disability, retirement or upon a change in control of our company.

The performance periods for performance based-awards may be as short as three-months or for any longer period. Although the 2007 Plan enables the Committee to determine awards based on the performance measures described above, the Committee has absolute discretion to decrease or eliminate an award under the plan. No individual participant may receive in one calendar year cash based awards in excess of $3,000,000.

Withholding for Payment of Taxes. The 2007 Plan provides for the withholding and payment by a participant of any payroll or withholding taxes required by applicable law. In satisfying the withholding obligation, we may elect to withhold shares having a fair market value equal to the minimum tax that could be imposed on the transaction. In addition, we may permit participants to elect to satisfy tax withholding obligations by either (1) having us withhold shares with a fair market value equal to the minimum tax that could be imposed on the transaction or (2) tendering previously acquired shares having such fair market value, as long as such shares have been held by the participant for at least six months or were acquired by the participant on the open market.

Changes in Capitalization and Similar Changes. In the event of any change in the outstanding shares of our Common Stock by reason of any stock dividend, split, spin-off, recapitalization, merger, consolidation, combination, exchange of shares or otherwise, the aggregate number of shares of Common Stock with respect to which awards may be made under the 2007 Plan, the terms, types of shares and number of shares of any outstanding awards under the 2007 Plan and the award limits set forth above may be equitably adjusted by the Committee in its discretion.

Changes in Control. Except as may otherwise be provided in an award agreement, incentive plan or other instrument adopted under the 2007 Plan, the Plan provides that in the event of a change in control of our Company, (1) all options and stock appreciation rights will be fully exercisable as of the date of the change in control, (2) all restrictions and conditions of all restricted awards will be deemed satisfied as of the date of the change in control and (3) all performance awards will be deemed to have been fully earned as of the date of the change in control.

A "change in control" will generally be deemed to occur under the 2007 Plan upon:

- the acquisition of 25% or more of the combined voting power of our securities by any person or group, other than a trustee or fiduciary holding securities under one of our employee benefit plans, a corporation owned by our current stockholders or the Van Every Family, which consists of the descendents of Salem A. Van Every, Sr. and their spouses;
- a change in the majority of the Board of Directors over a two year period;
- approval by the stockholders of either a complete liquidation of our company or the sale of substantially all of our assets to an entity of which our current stockholders own less than 60% of the voting control; or
- a merger, consolidation or reorganization after which our current stockholders own less than 60% of the voting control of our company or the surviving entity.

A "change in control" will not be deemed to occur with respect to a person if the person is part of a purchasing group that consummates a change in control transaction.

Amendment and Termination of the 2007 Plan. The Board of Directors will have the power to amend, modify or terminate the 2007 Plan on a prospective basis. Stockholder approval will be required for any change to the material terms of the 2007 Plan to the extent required by Section 162(m), the rules of any national securities exchange upon which the Common Stock is listed at the time the amendment is proposed or Section 422 of the Code with respect to incentive stock options.

New Plan Benefits. Because awards under the 2007 Plan are to be determined by the Compensation Committee from time to time, we cannot currently determine the number of awards or shares of stock that may be granted to a particular individual under the 2007 Plan. In 2009, we granted to the named executive officers the awards set forth above in the table entitled *"Grants of Plan Based Awards."* In addition, executive officers, other than the named executive officers, as a group received awards covering 19,137 shares under the 2007 Plan in 2009 and non-executive officer employees as a group received awards covering 297,114 shares under the 2007 Plan in 2009.

Federal Income Tax Treatment

Incentive Stock Options. Incentive stock options granted under the 2007 Plan are subject to the applicable provisions of the Code, including Section 422. If shares of our Common Stock are issued to an optionee upon the exercise an incentive stock option, and if no "disqualifying disposition" of such shares is made by such optionee within one year after the exercise of the incentive stock option or within two years after the date the incentive stock option was granted, then (i) no income will be recognized by the optionee at the time of the grant of the incentive stock option, (ii) no income, for regular income tax purposes, will be realized by the optionee at the date of exercise, (iii) upon sale of the shares acquired by exercise of the incentive stock option, any amount realized in excess of the option price will be taxed to the optionee, for regular income tax purposes, as a long-term capital gain and any loss sustained will be a long-term capital loss and (iv) no deduction will be allowed by us for federal income tax purposes. If a "disqualifying disposition" of such shares is made, the optionee will realize taxable ordinary income in an amount equal to the excess of the fair market value of the shares purchased at the time of exercise over the option price (the bargain purchase element) and we will be entitled to a federal income tax deduction equal to such amount. The amount of any gain in excess of the bargain purchase element realized upon a "disqualifying disposition" will be taxable as capital gain to the holder (for which we will not be entitled a federal income tax deduction). Upon exercise of an incentive stock option, the optionee may be subject to alternative minimum tax.

Nonqualified Stock Options. With respect to nonqualified stock options granted to optionees under the 2007 Plan, (i) no income is realized by the optionee at the time the nonqualified stock option is granted, (ii) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise, and we receive a tax deduction for the same amount and (iii) on disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on whether the shares have been held for more than one year.

Restricted Stock. Upon becoming entitled to receive shares at the end of the applicable restriction period without a forfeiture, the recipient has ordinary income in an amount equal to the fair market value of the shares at that time. However, a recipient who makes an election under Section 83(b) of the Code within 30 days of the date of the grant will have ordinary taxable income on the date of the grant equal to the fair market value of the shares of restricted stock as if the shares were unrestricted and could be sold immediately. If the shares subject to such Section 83(b) election are forfeited, the recipient will not be entitled to any deduction, refund or loss for tax purposes.

Upon sale of the shares after the forfeiture period has expired (assuming no Section 83(b) election), the holding period to determine whether the recipient has long-term or short-term capital gain or loss begins when the restriction period expires, and the tax basis will be equal to the fair market value of the shares when the restriction period expires. However, if the recipient timely elects under Section 83(b) to be taxed as of the date of grant, the holding period commences on the date of the grant and the tax basis will be equal to the fair market value of the shares on the date of the grant as if the shares were then unrestricted and could be sold immediately. We generally will be entitled to a deduction equal to the amount that is taxable as ordinary compensation income to the participant.

Performance Awards. A participant who receives a performance award will not recognize income and we will not be allowed a deduction at the time the award is made. When a participant receives payment for a performance award in cash or shares of Common Stock, the amount of the cash and the fair market value of the shares received will be ordinary income to the participant and we will receive a tax deduction for the same amount. However, if there is a substantial risk that any shares used to pay out earned performance shares will be forfeited (for example, because the Committee conditions such shares on the performance of future services), the taxable event is deferred until the risk of forfeiture lapses. In this case, the participant can make a Code Section 83(b) election as previously described. We generally will be entitled to a deduction at the time the income is recognized by the participant.

Board of Directors Recommendation and Required Vote

The Board recommends a vote FOR approval of the amendments to the 2007 Plan and proxies solicited by the Board of Directors will be so voted unless stockholders specify otherwise. The affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting is required for the approval of the amendments to the 2007 Plan. Abstentions and broker non-votes are not counted as being cast for purposes of the proposal.

RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee of the Board of Directors has selected KPMG LLP as independent public accountants to audit our consolidated financial statements for the 2010 fiscal year, ending December 25, 2010. This selection is being presented to the stockholders for their ratification at the Annual Meeting. KPMG LLP has served as our independent certified public accountants and has audited our consolidated financial statements beginning with the 1991 fiscal year. Representatives of KPMG LLP are expected to be present at the Annual Meeting of Stockholders and will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions.

Stockholder ratification of the selection of KPMG LLP as our independent public accountants is not required by our Bylaws or otherwise. We are submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider its selection of KPMG LLP.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by KPMG LLP and approved by the Audit Committee for the audit of our consolidated annual financial statements for the fiscal years ended December 26, 2009 and December 27, 2008 and other services rendered by KPMG LLP and approved by the Audit Committee during those periods.

	FY 2009	FY 2008
Audit Fees (1)	$ 625,000	$ 610,000
Audit-Related Fees (2)	28,606	51,845
Tax Fees (3)	9,100	10,000
All Other Fees (4)	--	--
	$ 662,706	$ 671,845

---

(1) Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our consolidated annual financial statements, audit of management's assertion relating to internal controls over financial reporting, reviews of the financial statements included in our Quarterly Reports on Form 10-Q and services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2) Audit Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." For fiscal years 2009 and 2008, this category includes fees related to general accounting assistance.

(3) Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance and review. For fiscal years 2009 and 2008, these services include the review of our federal, state and foreign tax returns.

(4) All Other Fees consist of aggregate fees billed by KPMG LLP for products and services other than the services reported above. In fiscal years 2009 and 2008, KPMG LLP did not bill us for any services in this category.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by our independent public accountants in order to assure that the provision of such services does not impair the accountants' independence. These services may include audit services, audit-related services, tax services and other services. Proposed services may either be subject to case-by-case pre-approval by the Audit Committee or may be pre-approved by the Audit Committee on a categorical basis. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee has delegated pre-approval authority to its Chairperson and may delegate such pre-approval authority to another member of the Audit Committee at its discretion. Any services approved by the Chairperson or such other member of the Audit Committee must be reported to the full Audit Committee at its next scheduled meeting. Our Corporate Controller is required to periodically report to the full Audit Committee regarding the extent of services provided by the independent public accountants in accordance with the pre-approval policies and the fees for the services performed to date. None of the fees paid by us to the independent public accountants under the categories Audit-Related, Tax and All Other fees described above were approved by the Audit Committee after services were rendered pursuant to the de minimis exception established under the regulations of the Securities and Exchange Commission.

Board of Directors Recommendation and Required Vote

The Board of Directors recommends a vote FOR the ratification of the selection of KPMG LLP as independent public accountants to audit our consolidated financial statements for the 2010 fiscal year, and proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice. The affirmative vote of a majority of the votes cast is required to ratify the selection of KPMG LLP. Abstentions and broker non-votes are not counted as being cast for purposes of ratifying the selection of KPMG LLP.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who own more than 10% of our Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Common Stock. Executive officers, directors and greater than 10% stockholders are required to furnish us with copies of all such reports they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 26, 2009, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with, except for the following: S. Lance Van Every filed a late Form 5 covering one transaction that occurred in 2009 and Dan C. Swander and William R. Holland each filed a late Form 4 covering one transaction respectively that occurred 2009.

RELATED PERSON TRANSACTIONS

Policy on Review of Related Person Transactions

It is the policy of the Board of Directors that all related person transactions must be approved by either (1) a majority of the disinterested members of the Governance and Nominating Committee of the Board of Directors or (2) a majority of independent and disinterested members of the Board of Directors. In either case, a related person transaction may not be approved by a single director. For purposes of the policy, the term "related person transaction" means any transaction that is required to be disclosed in our proxy statements or other filings with the SEC pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934 and any material "conflict of interest" transaction with a director, as that term is defined under the North Carolina Business Corporation Act. For fiscal year 2009, there were no related person transactions that were required to be disclosed in this Proxy Statement.

STOCKHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

Any proposal that a stockholder intends to present for action at the 2011 Annual Meeting of Stockholders must be received by us no later than November 26, 2010, in order for the proposal to be included in the proxy statement

and form of proxy for the 2011 Annual Meeting of Stockholders. In addition, if we receive notice of stockholder proposals after February 18, 2011, then the persons named as proxies in such proxy statement and form of proxy will have discretionary authority to vote on such stockholder proposals, without discussion of the matters in the proxy statement and without such proposals appearing as separate items on the proxy card. Stockholder proposals should be sent to Secretary, Lance, Inc., 13024 Ballantyne Corporate Place, Harris Building, Suite 900, Charlotte, North Carolina 28277.

LANCE, INC.

2007 KEY EMPLOYEE INCENTIVE PLAN
(As amended)

Section 1. **Purpose.** The purpose of the Lance, Inc. 2007 Key Employee Incentive Plan (the "Plan") is to attract and retain managerial and other key employees, and to reward such employees for making major contributions to the success of Lance, Inc. (the "Company"). The Plan is designed to meet these objectives by offering performance-based stock and cash incentives and other equity-based incentive awards, thereby providing such employees with a proprietary interest in the long term growth and performance of the Company.

Section 2. **Definitions.** For purposes of the Plan, unless the context clearly indicates otherwise, the following terms shall have the meanings set forth below:

(a) *"Award"* (*collectively, "Awards"*) means an award or grant made to a Participant under Sections 6 through 11, inclusive, of the Plan.

(b) *"Beneficial Owner"* has the meaning ascribed to such term in Section 13(d) of the Exchange Act and Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(c) *"Board"* means the Board of Directors of the Company.

(d) *"Code"* means the Internal Revenue Code of 1986, as in effect from time to time, or any successor thereto, together with rules, regulations and interpretations promulgated thereunder.

(e) *"Common Stock"* means the $0.83 1/3 par value Common Stock of the Company or any security of the Company issued in substitution, exchange or lieu thereof pursuant to Section 15 hereof.

(f) *"Company"* means Lance, Inc., a North Carolina corporation, and any subsidiary corporations within the meaning of Section 424(f) of the Code, as well as any successor corporation or corporations thereto.

(g) *"Compensation Committee"* means the Compensation Committee of the Board; provided, that (i) with respect to any Awards to any Insider, Compensation Committee means all of the members of the Compensation Committee who are "non-employee" directors within the meaning of Rule 16b-3 adopted under the Exchange Act, and (ii) with respect to any Awards to any key employees who are Named Executive Officers intended to comply with the Performance-Based Exception, Compensation Committee means all of the members of the Compensation Committee who are "outside directors" within the meaning of Section 162(m) of the Code.

(h) *"Covered Employee"* means a "covered employee" as defined in Section 162(m)(3) of the Code.

(i) *"Director"* means a member of the Board.

(j) *"Disability"* means the inability, by reason of physical or mental infirmity or both, of an individual to perform satisfactorily the duties then assigned to such individual or any other duties the Company is willing to assign to such individual for which compensation is payable. Disability shall be determined by the Compensation Committee based upon such evidence as the Compensation Committee shall deem sufficient and, upon medical evidence, if available, and, in the discretion of the Compensation Committee, upon certification of such Disability by an independent qualified physician. Notwithstanding the foregoing, for any Awards that constitute a nonqualified deferred compensation plan within the meaning of Section 409A(d) of the Code and provide for an accelerated payment in connection with any Disability, Disability shall have the same meaning as set forth in any regulations, revenue procedure, revenue rulings or

other pronouncements issued by the Secretary of the United States Treasury pursuant to Section 409A of the Code, applicable to such plans.

(k) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended and in effect from time to time, or any successor statute.

(l) *"Fair Market Value,"* with respect to a share of the Common Stock at a particular time, shall be that value as determined by the Compensation Committee which shall be (i) if such Common Stock is listed on a national securities exchange or traded on the NASDAQ Stock Market, the closing price for sales of the Common Stock on a national securities exchange or the NASDAQ Stock Market on which the Common Stock is principally traded on said date, or, if no sales occur on said date, then on the next preceding date on which there were such sales of Common Stock, (ii) if the Common Stock shall not be listed on a national securities exchange or traded on the National Market System, the mean between the closing bid and asked prices last reported by the National Association of Securities Dealers, Inc. for the over-the-counter market on said date or, if no bid and asked prices are reported on said date, then on the next preceding date on which there were such quotations, or (iii) if at any time quotations for the Common Stock shall not be reported by the National Association of Securities Dealers, Inc. for the over-the-counter market and the Common Stock shall not be listed on any national securities exchange or traded on the NASDAQ Stock Market, the fair market value determined by the Compensation Committee in such manner as it may deem reasonable.

(m) *"Incentive Stock Option"* means any Stock Option granted pursuant to the provisions of Section 6 of the Plan that is intended to be and is specifically designated as an "incentive stock option" within the meaning of Section 422 of the Code.

(n) *"Insider"* means an individual who is, on the relevant date, an officer, director or ten percent (10%) beneficial owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act and the rules thereunder.

(o) *"Member of the Van Every Family"* means (i) a lineal descendant of Salem A. Van Every, Sr., including adopted persons as well as persons related by blood, (ii) a spouse of an individual described in clause (i) of this Paragraph 2(o) or (iii) a trust, estate, custodian and other fiduciary or similar account for an individual described in clause (i) or (ii) of this Paragraph 2(o).

(p) *"Named Executive Officer"* means, for a calendar year, a Participant who is one of the group of "covered employees" for such calendar year within the meaning of Code Section 162(m) or any successor statute.

(q) *"Non-Qualified Stock Option"* means any Stock Option granted pursuant to the provisions of Section 6 of the Plan that is not an Incentive Stock Option.

(r) *"Outside Person"* means any Person other than (i) a Member of the Van Every Family, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or (iii) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Company.

(s) *"Participant"* means an employee of the Company who is granted an Award under the Plan.

(t) *"Performance Award"* means an Award granted pursuant to the provisions of Section 9 of the Plan the vesting of which is contingent on performance attainment.

(u) *"Performance Cash Award"* means an Award of cash or other monetary units granted pursuant to the provisions of Section 9 of the Plan.

(v) *"Performance-Based Exception"* means the performance-based exception set forth in Code Section 162(m)(4)(C) from the deductibility limitations of Code Section 162(m).

(w) *"Performance Equity Award"* means an Award of units representing shares of Common Stock granted pursuant to the provisions of Section 9 of the Plan.

(x) *"Person"* has the meaning ascribed to said term in Section 3(a)(9) of the Exchange Act as modified and used in Sections 13(d) and 14(d) of the Exchange Act, including a "group" as defined in Section 13(d) of the Exchange Act.

(y) *"Plan"* means the Lance, Inc. 2007 Key Employee Incentive Plan as set forth herein, as the same may be hereafter amended and from time to time in effect.

(z) *"Qualified Business Criteria"* means one or more of the business criteria listed in Paragraph 11(b) upon which performance goals for certain Qualified Performance-Based Awards may be established by the Committee.

(aa) *"Qualified Performance-Based Award"* means, with respect to a Covered Employee, an Award granted to an officer of the Company that is either (i) intended to qualify for the Performance-Based Exception and is made subject to performance goals based on Qualified Business Criteria as set forth in Paragraph 11(b), or (ii) a Stock Option or SAR having an exercise price equal to or greater than the Fair Market Value of the underlying Common Stock as of the Grant Date.

(bb) *"Restricted Award"* means an Award granted pursuant to the provisions of Section 8 of the Plan.

(cc) *"Restricted Stock Grant"* means an Award of shares of Common Stock granted pursuant to the provisions of Section 8 of the Plan.

(dd) *"Restricted Unit Grant"* means an Award of units representing shares of Common Stock granted pursuant to the provisions of Section 8 of the Plan.

(ee) *"Retirement"* means the participant's termination of employment with the Company either (i) after attainment of age 65 or (ii) after attainment of age 55 with the prior consent of the Compensation Committee.

(ff) *"Stock Appreciation Right"* or *"SAR"* means an Award to benefit from the appreciation of Common Stock granted pursuant to the provisions of Section 7 of the Plan.

(gg) *"Stock Option"* means an Award to purchase shares of Common Stock granted pursuant to the provisions of Section 6 of the Plan.

Section 3. Administration.

(a) The Plan shall be administered by the Compensation Committee.

(b) The Compensation Committee is authorized to grant Awards under the Plan, to construe and interpret the Plan, to promulgate, amend and rescind rules and regulations relating to the implementation of the Plan and to make all other determinations necessary or advisable for the administration of the Plan. Any determination, decision or action of the Compensation Committee in connection with the construction, interpretation, administration or application of the Plan shall be final, conclusive and binding upon all persons participating in the Plan and any person validly claiming under or through persons participating in the Plan. The Company shall effect the granting of Awards under the Plan in accordance with the determinations made by the Compensation Committee, by execution of instruments in writing in such form as are approved by the Compensation Committee.

Section 4. Duration of and Common Stock Subject to Plan.

(a) *Term.* The Plan shall be effective on April 26, 2007, subject to approval by a plurality of the shares voting on approval of the Plan at the Annual Meeting of Stockholders held on said date or any adjournment thereof. The Plan shall terminate on April 26, 2013.

(b) *Shares of Common Stock Subject to Plan.* The maximum number of shares of Common Stock with respect to which Awards may be granted under the Plan, subject to adjustment as provided in Section 15 of the Plan, shall be 3,300,000 shares of the total authorized shares of the Common Stock. For the purpose of computing the total number of shares of Common Stock available for Awards under the Plan, there shall be counted against the foregoing limitation the number of shares of Common Stock subject to issuance upon exercise or settlement of Awards and the number of shares of Common Stock which equal the value of Restricted Unit Grants and Performance Equity Grants and other stock-based Awards in each case determined as of the dates on which such Awards are granted. If any Award is canceled, terminates, expires or lapses for any reason, any shares subject to such Award shall not count against the aggregate number of shares that may be issued under the Plan as set forth above. The following items shall not count against the aggregate number of shares that may be issued under the Plan as set forth above: (i) the payment in cash of dividends or dividend equivalents under any outstanding Award; (ii) any Award that is settled in cash rather than by issuance of shares; or (iii) Awards granted through the assumption of, or in substitution for, outstanding Awards previously granted to individuals who become key employees as a result of a merger, consolidation, acquisition or other corporation transaction involving the Company or any subsidiary of the Company. Common Stock which may be issued under the Plan may be either authorized and unissued shares or issued shares which have been reacquired by the Company. No fractional shares of Common Stock shall be issued under the Plan.

(c) *Restricted and Other Award Limitations.* In no event shall the Compensation Committee grant Restricted Awards, Performance Equity Awards or other stock-based or combination Awards (as described in Section 10) covering in the aggregate more than the sum of (i) 900,000 shares of Common Stock plus (ii) the number of shares of Common Stock for any such Award that is canceled, terminates, expires or lapses for any reason..

(d) *Incentive Stock Option Award Limitation.* In no event shall the Compensation Committee grant Incentive Stock Option Awards covering in the aggregate more than 3,300,000 shares of Common Stock.

(e) *Individual Award Limit for Equity-Based Awards.* In no event shall a Participant receive Stock Options, SARs, Performance Equity Awards, Restricted Stock, Restricted Stock Units or other stock-based Awards during any one calendar year covering in the aggregate more than 400,000 shares of Common Stock.

(f) *Individual Award Limit for Cash-Based Awards.* The aggregate dollar value of any Performance Cash Awards or other cash-based Awards intended to satisfy the Performance-Based Exception that may be paid to a Participant under the Plan during any one calendar year shall not exceed $3,000,000.

Section 5. Eligibility. Only managerial and other key employees shall be eligible to be granted Awards under the Plan. The Compensation Committee shall, from time to time, (i) determine those managerial and other key employees to whom Awards shall be granted and the conditions of each such Award or issue and sale and (ii) grant such Awards. No member of the Compensation Committee while serving as such shall be eligible to receive any Award hereunder.

Section 6. Stock Options. Stock Options may be granted under the Plan in the form of Incentive Stock Options or Non-Qualified Stock Options; and such Stock Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the express provisions of the Plan, as the Compensation Committee shall determine:

(a) *Grant.* Stock Options may be granted under the Plan on such terms and conditions not inconsistent with the provisions of the Plan and in such form as the Compensation Committee may from time to time approve. Stock Options may be granted alone, in addition to or in combination with other Awards under the Plan.

(b) *Stock Option Price.* The option exercise price per share of Common Stock purchasable under a Stock Option shall be determined by the Compensation Committee at the time of grant, but in no event shall the exercise price of a Stock Option be less than 100% of the Fair Market Value of the Common Stock on the date of the grant of such Stock Option.

(c) *Option Term.* The term of each Stock Option shall be fixed by the Compensation Committee; except that the term of Incentive Stock Options shall not exceed 10 years after the date the Incentive Stock Option is granted.

(d) *Exercisability.* A Stock Option shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Compensation Committee at the date of grant.

(e) *Method of Exercise.* Stock Options shall be exercised by the delivery of a notice of exercise to the Company, setting forth the number of shares with respect to which the Stock Option is to be exercised, accompanied by full payment for the shares. To be effective, notice of exercise must be made in accordance with procedures established by the Company from time to time.

The option price due upon exercise of any Stock Option shall be payable to the Company in full either: (i) in cash or its equivalent, or (ii) by tendering previously acquired shares having an aggregate Fair Market Value at the time of exercise equal to the total option price (provided that the shares which are tendered must have been held by the Participant for at least six (6) months prior to their tender to satisfy the option price unless such shares had been acquired by the Participant on the open market), or (iii) by a combination of (i) and (ii).

As soon as practicable after notification of exercise and full payment, the Company shall deliver the shares to the Participant in an appropriate amount based upon the number of shares purchased under the Stock Option(s).

Notwithstanding the foregoing, the Compensation Committee also may allow (i) cashless exercises as permitted under Federal Reserve Board's Regulation T, subject to applicable securities law restrictions, or (ii) exercises by any other means which the Compensation Committee determines to be consistent with the Plan's purpose and applicable law.

(f) *Special Rule for Incentive Stock Options.* With respect to Incentive Stock Options granted under the Plan, the aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the number of shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year shall not exceed $100,000 or such other limit as may be required by the Code.

(g) *No Rights.* A Participant granted a Stock Option shall have no rights as a stockholder of the Company with respect to the shares covered by such Stock Option except to the extent that shares of Common Stock are issued to the Participant upon the due exercise of the Stock Option.

(h) *Repricing of Stock Options.* In no event shall any outstanding Stock Option be repriced to a lower option exercise price per share of Common Stock at any time during the term of such Stock Option without the prior affirmative vote of holders of a majority of the shares of Common Stock of the Company present at a stockholders meeting in person or represented by proxy and entitled to vote thereon.

Section 7. Stock Appreciation Rights. Stock Appreciation Rights may be granted under the Plan subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the express terms of the Plan, as the Compensation Committee shall determine:

(a) *Stock Appreciation Rights.* A Stock Appreciation Right is an Award entitling a Participant to receive an amount equal to the excess of the Fair Market Value of a share of Common Stock on the date of exercise over the Fair Market Value of a share of Common Stock on the date of grant of the Stock Appreciation Right, or such other price as is set by the Compensation Committee provided such other price is not less than 100% of the Fair Market Value of the Common Stock on the date of the grant of such Stock Appreciation Right, multiplied by the number of shares of Common Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b) *Grant.* A Stock Appreciation Right may be granted in combination with, in addition to or completely independent of a Stock Option or any other Award under the Plan.

(c) *Exercise.* A Stock Appreciation Right may be exercised by a Participant in accordance with procedures established by the Compensation Committee, except that in no event shall a Stock Appreciation Right be exercisable within the first six months after the date of grant. The Compensation Committee may also provide that a Stock Appreciation Right shall be automatically exercised on one or more specified dates.

(d) *Form of Payment.* Payment upon exercise of a Stock Appreciation Right may be made in cash, in shares of Common Stock, or any combination thereof, as the Compensation Committee shall determine; *provided, however,* that any Stock Appreciation Right exercised upon or subsequent to the occurrence of a Change in Control (as defined in Section 16) shall be paid in cash.

(e) *No Rights.* A Participant granted a Stock Appreciation Right shall have no rights as a stockholder of the Company with respect to the shares covered by such Stock Appreciation Right except to the extent that shares of Common Stock are issued to the Participant upon the due exercise of the Stock Appreciation Right.

Section 8. Restricted Awards. Restricted Awards may be granted under the Plan in the form of either Restricted Stock Grants or Restricted Unit Grants. Restricted Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the express provisions of the Plan, as the Compensation Committee shall determine:

(a) *Restricted Stock Grants.* A Restricted Stock Grant is an Award of shares of Common Stock to a Participant subject to such terms and conditions as the Compensation Committee deems appropriate, including, without limitation, restrictions on the sale, assignment, transfer or other disposition of such shares and the requirement that the Participant forfeit such shares back to the Company upon termination of employment prior to vesting.

(b) *Restricted Unit Grants.* A Restricted Unit Grant is an Award of units to be paid in cash upon vesting (with each unit having a value equivalent to the Fair Market Value of one share of Common Stock) granted to a Participant subject to such terms and conditions as the Compensation Committee deems appropriate, including, without limitation, the requirement that the Participant forfeit such units upon termination of employment prior to vesting.

(c) *Grants of Awards.* Restricted Awards may be granted under the Plan in such form and on such terms and conditions as the Compensation Committee may from time to time approve. Restricted Awards may be granted alone, in addition to or in combination with other Awards under the Plan. Subject to the terms of the Plan, the Compensation Committee shall determine the number of Restricted Awards to be granted to a Participant and the Compensation Committee may impose different terms and conditions on any particular Restricted Award made to any Participant. Each Participant receiving a Restricted Stock Grant shall be issued a stock certificate in respect of such shares of Common Stock. Such certificate shall be registered in the name of such Participant, shall be accompanied by a stock power duly executed by such Participant, and shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Award; which certificate evidencing such shares shall be held in custody by the Company until the restrictions thereon shall have lapsed.

(d) *Restriction Period.* Restricted Awards shall provide that in order for a Participant's rights to vest in such Awards, the Participant must remain in the employment of the Company, subject to relief for specified reasons, for a period of time commencing on the date of the Award and ending on such later date or dates as the Compensation Committee may designate at the time of the Award ("Restriction Period"). During the Restriction Period, a Participant may not sell, assign, transfer, pledge, encumber or otherwise dispose of shares of Common Stock received under a Restricted Stock Grant. The Compensation Committee, in its sole discretion, may provide for the lapse of restrictions in installments during the Restriction Period. Upon expiration of the applicable Restriction Period (or lapse of restrictions during the Restriction Period where the restrictions lapse in installments), the Participant shall be entitled to receive his or her Restricted Award or portion thereof, as the case may be.

(e) *Payment of Awards.* A Participant shall be entitled to receive payment for a Restricted Unit Grant (or portion thereof) upon expiration of the applicable Restriction Period. Payment in settlement of a Restricted Unit Grant shall be made as soon as practicable following the expiration of the Restriction Period in cash, in shares of Common Stock equal to the number of units granted under the Restricted Unit Grant with respect to which such payment is made, or in any combination thereof, as the Compensation Committee in its sole discretion shall determine.

(f) *Rights as a Stockholder.* A Participant shall have, with respect to the shares of Common Stock received under a Restricted Stock Grant, all of the rights of a stockholder of the Company, including the right to vote the shares, and the right to receive any cash dividends. Stock dividends issued with respect to the shares covered by a Restricted Stock Grant shall be treated as additional shares under the Restricted Stock Grant and shall be subject to the same restrictions and other terms and conditions that apply to shares under the Restricted Stock Grant with respect to which such dividends are issued.

Section 9. Performance Awards. Performance Awards may be granted under the Plan in the form of either Performance Equity Awards or Performance Cash Awards. Performance Awards may be subject to the following terms and conditions and may contain such additional terms and conditions, not inconsistent with the express provisions of the Plan, as the Compensation Committee shall determine:

(a) *Performance Equity Awards.* A Performance Equity Award is an Award of units (with each unit equivalent in value to one share of Common Stock as it varies throughout the term of the designated performance period) to a Participant and may be subject to such terms and conditions as the Compensation Committee deems appropriate, including, without limitation, the requirement that the Participant forfeit such units or a portion of such units in the event certain performance criteria are not met within a designated period of time.

(b) *Performance Cash Awards.* A Performance Cash Award is an Award of a specified dollar value in cash (including a number of units payable in cash, with each unit representing a monetary amount as designated by the Compensation Committee) to a Participant subject to such terms and conditions as the Compensation Committee deems appropriate, including, without limitation, the requirement that the Participant forfeit such Award or a portion of such Award in the event certain performance criteria are not met within a designated period of time.

(c) *Grants of Awards.* Performance Awards may be granted under the Plan in such form as the Compensation Committee may from time to time approve. Performance Awards may be granted alone, in addition to or in combination with other Awards under the Plan. Subject to the terms of the Plan, the Compensation Committee shall determine the number of Performance Awards to be granted to a Participant and the Compensation Committee may impose different terms and conditions on any particular Performance Award made to any Participant.

(d) *Performance Goals and Performance Periods.* Performance Awards shall provide that in order for a Participant's rights to vest in such Awards the Company or the Participant, or a combination thereof, must achieve certain performance goals ("Performance Goals") over a designated performance period ("Performance Period"). The Performance Goals and Performance Period shall be established by the Compensation Committee, in its sole discretion. The Compensation Committee shall establish Performance Goals for each Performance Period before, or as soon as practicable after, the commencement of the Performance Period. The Compensation Committee may also establish a schedule or formula for such Performance Period setting forth the portion of the Performance Award which will be earned or forfeited based on the degree of achievement of the Performance Goals actually achieved or exceeded. In setting Performance Goals, the Compensation Committee may use such measures of performance as it deems appropriate.

(e) *Payment of Awards.* In the case of a Performance Equity Award, the Participant shall be entitled to receive payment for each unit earned in an amount equal to the Fair Market Value of a share of Common Stock on the date on which the Compensation Committee determines

the number of units earned by the Participant. In the case of a Performance Cash Award, the Participant shall be entitled to receive payment in an amount equal to the dollar value of the Award. Payment in settlement of a Performance Award shall be made as soon as practicable following the conclusion of the respective Performance Period in cash, in shares of Common Stock, or in any combination thereof, as the Compensation Committee in its sole discretion shall determine.

Section 10. Other Stock-Based and Combination Awards.

(a) The Compensation Committee may grant other Awards under the Plan pursuant to which Common Stock is or may in the future be acquired, or Awards denominated in stock units, including ones valued using measures other than market value. Such other stock-based Awards may be granted either alone, in addition to or in combination with any other type of Award granted under the Plan.

(b) The Compensation Committee may also grant Awards under the Plan in combination with other Awards or in exchange of Awards, or in combination with or as alternatives to grants or rights under any other employee plan of the Company, including the plan of any acquired entity.

(c) Subject to the provisions of the Plan, the Compensation Committee shall have authority to determine the individuals to whom and the time or times at which such Awards shall be made, the number of shares of Common Stock to be granted or covered pursuant to such Awards, and any and all other conditions and/or terms of the Awards.

Section 11. Qualified Performance-Based Awards

(a) *Incentive Stock Options and Stock Appreciation Rights.* The provisions of the Plan are intended to ensure that all Stock Options and Stock Appreciation Rights granted hereunder to any Covered Employee shall qualify for the Performance-Based Exception.

(b) *Other Awards.* When granting an Award other than a Stock Option or a Stock Appreciation Right, the Committee may designate such Award as a Qualified Performance-Based Award, based upon a determination that the recipient is or may be a Covered Employee with respect to such Award, and the Committee wishes such Award to qualify for the Performance-Based Exception. If an Award is so designated, the Committee shall establish performance goals for such Award within the time period prescribed by Section 162(m) of the Code based on one or more of the following Qualified Business Criteria, which may be expressed in terms of Company-wide objectives or goals or in terms of objectives or goals that relate to the performance of an affiliate or a division, region, department, function or combination thereof within the Company or an affiliate:

—Revenue
— Sales
— Profit (net profit, gross profit, operating profit, economic profit, profit margins or other corporate profit measures)
— Earnings on a pre-tax or after-tax basis (EBIT, EBITDA, earnings per share, earnings growth or other corporate earnings measures)
— Margins (net or gross)
— Net income (before or after taxes, operating income or other income measures)
— Cash (cash flow, cash generation or other cash measures)
— Stock price or performance
— Stock index price or performance
— Total stockholder return (stock price appreciation plus reinvested dividends divided by beginning share price or other measures of return)
— Financial return measures (including, but not limited to, dividends, return on assets, capital, equity, investment or sales, cash flow, or free cash flow)
— Market share measures
— Improvements in capital structure
— Levels of debt, equity, accounts receivable, lost time accidents or safety
— Employee relations (surveys, employee claims)
— Expenses (operating expense, expense management, expense ratio, expense efficiency ratios,

other expense measures or cost containment, including medical, casualty and workers compensation costs)
— Internal rate of return or increase in net present value
— Working capital targets relating to inventory, accounts receivable or other components
— Planning accuracy (as measured by comparing planned results to actual results)
— Productivity improvement
— Inventory measures (turns, reduction, shrinkage)
— Customer relations and service (count, frequency, attitude, order fill rate)
— Compliance goals (employee turnover, social goals, diversity goals, safety programs, regulatory or legal compliance)
— Business expansion, acquisitions and divestitures.

Performance goals with respect to the foregoing Qualified Business Criteria may be specified in absolute terms, in percentages, or in terms of growth from period to period or growth rates over time, as well as measured relative to an established or specially-created performance index of Company competitors or peers. Any member of a specially-created performance index that undergoes a corporate event or transaction of a kind described in Section 15 or that files a petition for bankruptcy during a measurement period shall be disregarded from and after such event, unless the Committee determines not to disregard such entity or to make some other adjustment to measuring the performance index and the effect of such Committee determination is to reduce the amount payable under any affected Qualified Performance-Based Award. Performance goals need not be based upon an increase or positive result under a business criterion and could include, for example, the maintenance of the status quo or the limitation of economic losses (measured, in each case, by reference to a specific business criterion). Notwithstanding anything herein to the contrary, the Committee may exercise, with respect to such Qualified Business Criteria and related performance goals, such negative discretion as is permitted under applicable law for purposes of the Performance-Based Exception.

(c) *Performance Goals.* Each Qualified Performance-Based Award (other than a Stock Option or SAR) shall be earned, vested and payable (as applicable) only upon the achievement of performance goals established by the Committee based upon one or more of the Qualified Business Criteria, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate; provided, however, that the Committee may provide, either in connection with the grant thereof or by amendment thereafter, that achievement of such performance goals will be waived upon the death, Disability or Retirement of the Participant, or upon a Change in Control as defined in Section 16. Performance periods established by the Committee for any such Qualified Performance-Based Award may be as short as three months and may be any longer period. In addition, the Committee may reserve the right, in connection with the grant of a Qualified Performance-Based Award, to exercise negative discretion to determine that the portion of such Award actually earned, vested and/or payable (as applicable) shall be less than the portion that would be earned, vested and/or payable based solely upon application of the applicable performance goals.

(d) *Inclusions and Exclusions from Performance Criteria.* The Committee may determine prospectively, at the time that goals under this Section 11 are established, whether or not to adjust any such goals during or after the applicable performance period to take into consideration and/or mitigate the unbudgeted impact of unusual or non-recurring gains and losses, accounting changes, acquisitions, dispositions, divestitures, discontinued operations and/or "extraordinary items" within the meaning of generally accepted accounting principles ("non-recurring items"), or if such non-recurring items were not foreseen or were not quantifiable at the time such goals were established, upon the occurrence of such non-recurring items, including any of the following that occur during the applicable performance period: (a) asset write-downs or impairment charges; (b) litigation or claim costs, judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; (d) restatements occurring as a result of errors that arise from events other than fraud or failures in performance; (e) accruals for reorganization and restructuring programs; (f) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year; (g) acquisitions or divestitures; and (h) foreign exchange gains and losses.

(e) *Certification of Performance Goals.* Any payment of a Qualified Performance-Based Award granted with performance goals pursuant to Paragraph 11(c) above shall be conditioned on the written certification of the Committee in each case that the performance goals and any other material conditions were satisfied. Except as specifically provided in Paragraph 11(c), no Qualified Performance-Based Award held by a Covered Employee or

by an employee who in the reasonable judgment of the Committee may be a Covered Employee on the date of payment, may be amended, nor may the Committee exercise any discretionary authority it may otherwise have under the Plan with respect to a Qualified Performance-Based Award under the Plan, in any manner to waive the achievement of the applicable performance goal based on Qualified Business Criteria or to increase the amount payable pursuant thereto or the value thereof, or otherwise in a manner that would cause the Qualified Performance-Based Award to cease to qualify for the Performance-Based Exception.

Section 12. Deferral Elections. The Compensation Committee may permit a Participant to elect to defer his or her receipt of the payment of cash or the delivery of shares of Common Stock that would otherwise be due to such Participant by virtue of the exercise or earn out of an Award made under the Plan. If any such election is permitted, the Compensation Committee may establish rules and procedures for such payment deferrals, including the possible (a) payment or crediting of reasonable interest on such deferred amounts credited in cash, and (b) the payment or crediting dividend equivalents in respect of deferrals credited in units of Common Stock. Any such permitted deferrals shall comply with all applicable requirements of Section 409A of the Code, including the timing of any such deferral elections and the timing and form of payments.

Section 13. Termination of Employment. The terms and conditions under which an Award may be exercised after a Participant's termination of employment shall be determined by the Compensation Committee.

Section 14. Non-transferability of Awards. No Award under the Plan, nor any rights or interests therein, shall be assignable or transferable by a Participant except by will or the laws of descent and distribution. During the lifetime of a Participant, Stock Options and Stock Appreciation Rights are exercisable only by, and payments in settlement of Awards will be payable only to, the Participant or his or her legal representative.

Section 15. Adjustments Upon Changes in Capitalization, Etc.

(a) The existence of the Plan and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of bonds, other debentures, preferred or prior preference stocks, the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding.

(b) In the event that a dividend shall be declared upon the Common Stock payable in shares of Common Stock, the number of shares of Common Stock then subject to any Award and the number of shares reserved for issuance pursuant to the Plan but not yet covered by an Award shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the stockholders entitled to receive such stock dividend. In the event that the outstanding shares of Common Stock shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, or changed into or exchanged for cash or property or the right to receive cash or property (but not including any dividend payable in cash or property other than a liquidating distribution), whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each share of Common Stock subject to any Award and for each share of Common Stock reserved for issuance pursuant to the Plan but not yet covered by an Award, the number and kind of shares of stock or other securities or cash or property or right to receive cash or property into which each outstanding share of Common Stock shall be so changed or for which each such share shall be exchanged. In the event there shall be any change other than as specified above in this Section 15, in the number or kind of outstanding shares of Common Stock or of any stock or other securities into which such Common Stock shall have been changed or for which it shall have been exchanged, then if the Compensation Committee shall in its sole discretion determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the Plan but not yet covered by an Award and of the shares then subject to an Award or Awards, such adjustment shall be made by the Compensation Committee and shall be effective and binding for all purposes of the Plan and each agreement entered into with a Participant under the Plan. In the case of any such substitution or adjustment as provided for in this Section 15, the Award price for each share covered thereby prior to such substitution or adjustment will be the Award price for all shares of stock or other securities or cash or property or right to receive cash or property which shall have been substituted for such share or to which such share shall have been adjusted pursuant to this Section 15. No adjustment or substitution provided for in this Section 15 shall require the Company in any agreement with a Participant to issue a fractional share and the total substitution or adjustment with respect to each agreement with a Participant shall be limited accordingly. In the event that the number of

shares of Common Stock subject to an Award is adjusted pursuant to the provisions of this Section 15, then any Stock Appreciation Rights related to such Award shall be appropriately and equitably adjusted.

(c) In the event of (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company's assets, (iii) a merger or consolidation involving the Company in which the Company is not the surviving corporation or (iv) a merger or consolidation involving the Company in which the Company is the surviving corporation but the holders of shares of the Company's Common Stock receive securities of another corporation and/or other property, including cash, the Compensation Committee shall, in its absolute discretion, have the power to cancel, effective immediately prior to the occurrence of such event, each Stock Option and each Stock Appreciation Right outstanding immediately prior to such event (whether or not then exercisable) and, in consideration of such cancellation, the Company will pay to the Participant an amount in cash for each share of Common Stock subject to such Stock Option or Stock Appreciation Right equal to the excess of (A) the value as determined by the Compensation Committee, in its absolute discretion, of the property (including cash) received by the holder of one share of Common Stock as a result of such event over (B) the exercise price of such Stock Option or Stock Appreciation Right; or provide for the exchange of each Stock Option and Stock Appreciation Right outstanding immediately prior to such event (whether or not then exercisable) for an option on or stock appreciation right with respect to, as appropriate, some or all of the property which a holder of the number of shares of Common Stock subject to such Stock Option or Stock Appreciation Right would have received in such transaction and, incident thereto, make an equitable adjustment as determined by the Compensation Committee, in its absolute discretion, in the exercise price of the option or stock appreciation right, or the number of shares or amount of property subject to the option or stock appreciation right or, if appropriate, provide for a cash payment to the Participant to whom such Stock Option or Stock Appreciation Right was granted in partial consideration for the exchange of the Stock Option or Stock Appreciation Right.

Section 16. Change in Control.

(a) Except as may otherwise be provided in an award agreement, incentive plan, award guidelines or other instrument adopted under this Plan, in the event of a Change in Control (as defined below) of the Company, (i) all Stock Options or Stock Appreciation Rights then outstanding shall become fully exercisable as of the date of the Change in Control, whether or not then exercisable, (ii) all restrictions and conditions of all Restricted Stock Grants and Restricted Unit Grants then outstanding shall be deemed satisfied as of the date of the Change in Control, and (iii) all Performance Awards shall be deemed to have been fully earned as of the date of the Change in Control.

(b) *"Change in Control"* means, and shall be deemed to have occurred upon, the first to occur of any of the following events:

(i) Any Outside Person becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities; or

(ii) During any period of two (2) consecutive years (not including any period prior to the date hereof), individuals who at the beginning of such period constitute the Board (and any new Director, whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the Directors then in office who either were Directors at the beginning of the period or whose nomination for election was so approved) cease for any reason to constitute a majority of the members of the Board; or

(iii) The stockholders of the Company approve: (i) a plan of complete liquidation of the Company; or (ii) an agreement for the sale or disposition of all or substantially all of the Company's assets other than a sale or disposition of all or substantially all of the Company's assets to an entity at least sixty percent (60%) of the combined voting power of the voting securities of which are owned by the stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale or disposition; or

(iv) The stockholders of the Company approve a merger, consolidation, or reorganization of the Company with or involving any other corporation, other than a merger, consolidation, or reorganization that would result in the voting

securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least sixty percent (60%) of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger, consolidation, or reorganization.

However, in no event shall a "Change in Control" be deemed to have occurred with respect to a Participant if that Participant is part of a purchasing group which consummates the Change in Control transaction. A Participant shall be deemed "part of a purchasing group" for purposes of the preceding sentence if the Participant is an equity participant in the acquiring company or group or surviving entity (the "Purchaser") except for ownership of less than one percent (1%) of the equity of the Purchaser. Notwithstanding the foregoing, for any Awards that constitute a nonqualified deferred compensation plan within the meaning of Section 409A(d) of the Code and provide for an accelerated payment in connection with a Change in Control, Change in Control shall have the same meaning as set forth in any regulations, revenue procedure, revenue rulings or other pronouncements issued by the Secretary of the United States Treasury pursuant to Section 409A of the Code, applicable to such plans.

Section 17. Amendment and Termination. Without further approval of the stockholders of the Company, the Board may at any time terminate the Plan, or may amend it from time to time in such respects as the Board may deem advisable, except that the Board may not, without approval of the stockholders, make any amendment which would (i) require stockholder approval for Incentive Stock Options granted or to be granted under the Plan to qualify as incentive stock options within the meaning of Section 422 of the Code or (ii) require stockholder approval under applicable law or the rules of any national securities exchange upon which the Common Stock is listed at the time such amendment is proposed.

Section 18. Miscellaneous.

(a) *Tax Withholding.* The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy Federal, state, and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any taxable event arising as a result of this Plan.

(b) *Share Withholding.* The Company may cause any tax withholding obligation described in Paragraph 18(a) to be satisfied by the Company withholding shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction. In the alternative, the Company may permit Participants to elect to satisfy the tax withholding obligation, in whole or in part, by either (i) having the Company withhold shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction or (ii) tendering previously acquired shares having an aggregate Fair Market Value equal to the minimum statutory total tax which could be imposed on the transaction (provided that the shares which are tendered must have been held by the Participant for at least six (6) months prior to their tender unless such shares had been acquired by the Participant on the open market). All such elections shall be irrevocable, made in writing, signed by the Participant, and shall be subject to any restrictions or limitations that the Compensation Committee, in its sole discretion, deems appropriate.

(c) *No Right To Employment.* Neither the adoption of the Plan nor the granting of any Award hereunder shall confer upon any employee of the Company any right to continued employment with the Company, nor shall it interfere in any way with the right of the Company to terminate the employment of any of its employees at any time, with or without cause.

(d) *Unfunded Plan.* The Plan shall be unfunded and the Company shall not be required to segregate any assets that may at any time be represented by Awards under the Plan. Any liability of the Company to any person with respect to any Award under the Plan shall be based solely upon any contractual obligations that may be effected pursuant to the Plan. No such obligation of the Company shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Company.

(e) *Payments to Trust.* The Compensation Committee is authorized to cause to be established a trust agreement or several trust agreements whereunder the Company may make payments of amounts due or to become due to Participants in the Plan.

(f) *Engaging in Competition With Company.* In the event a Participant's employment with the Company is terminated for any reason whatsoever, and within 18 months after the date thereof such Participant accepts employment with any competitor of, or otherwise engages in competition with, the Company, the Compensation Committee, in its sole discretion, may require such Participant to return to the Company the economic value of any Award which is realized or obtained (measured at the date of exercise, vesting or payment) by such Participant at any time during the period beginning on that date which is six months prior to the date of such Participant's termination of employment with the Company.

(g) *Securities Law Restrictions.* No shares of Common Stock shall be issued under the Plan unless counsel for the Company shall be satisfied that such issuance will be in compliance with applicable Federal and state securities laws. Certificates for shares of Common Stock delivered under the Plan may be subject to such stop-transfer orders and other restrictions as the Compensation Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Stock is then listed, and any applicable federal or state securities law. The Compensation Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(h) *Award Agreement.* Each Participant receiving an Award under the Plan shall enter into an agreement with the Company in a form specified by the Compensation Committee agreeing to the terms and conditions of the Award and such related matters as the Compensation Committee shall, in its sole discretion, determine.

(i) *Costs of Plan.* The costs and expenses of administering the Plan shall be borne by the Company.

(j) *Governing Law.* The Plan and all actions taken thereunder shall be governed by and construed in accordance with the laws of the State of North Carolina.

(k) *Compliance with Code Section 409A.* The Plan is intended to comply with Code Section 409A. Notwithstanding any provision of the Plan to the contrary, the Plan shall be interpreted, operated and administered consistent with this intent.

(l) *Indemnification.* Provisions for the indemnification of officers and directors of the Company in connection with the administration of the Plan shall be as set forth in the Company's Articles of Incorporation and Bylaws as in effect from time to time.

LANCE INC.

LANCE fresh



CAPE COD Potato Chips



Tom's

archway

HOME STYLE COOKIES

Stella D'oro

LANCE PRIVATE BRANDS

Lance, Inc.

13024 Ballantyne Corporate Place

Harris Building, Suite 900

Charlotte, NC 28277

Phone: 704.554.1421

Fax: 704.557.8205

www.lanceinc.com

FSC Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-001152
© 1996 Forest Stewardship Council
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